Exhibit 2.1

ASSET PURCHASE AGREEMENT

dated as of

July 26, 2016

among

CONTURA ENERGY, INC.,

ALPHA NATURAL RESOURCES, INC.,

THE SUBSIDIARIES OF ALPHA NATURAL RESOURCES, INC. LISTED ON SCHEDULE A HERETO,

ANR, INC.

and

ALPHA NATURAL RESOURCES, INC.,
AS SELLERS’ REPRESENTATIVE

1

TABLE OF CONTENTS
_______________

i

SCHEDULES

Schedule 1.01(a)(i)	Knowledge of Buyer
Schedule 1.01(a)(ii)	Knowledge of Sellers
Schedule 1.01(c)	Permitted Encumbrances
Schedule 1.01(d)	Scheduled Bonding
Schedule 2.01(g)	Assumed Contracts
Schedule 2.01(m)	Purchased Intellectual Property
Schedule 2.01(n)	Avoidance Actions
Schedule 2.01(r)	Other Purchased Assets
Schedule 2.02(k)	Specifically Excluded Assets
Schedule 2.02(l)	Excluded Leases
Schedule 2.03(g)	Assumed Liabilities Under Specified Consent Decrees
Schedule 3.04	Sellers Noncontravention
Schedule 3.05(a)	Owned Real Property
Schedule 3.05(d)	Owned Real Property Notices
Schedule 3.05(f)	Owned Real Property Proceedings
Schedule 3.05(h)	Owned Real Property Rights of First Refusal
Schedule 3.06(a)(i)	Leases and Leased Real Property
Schedule 3.06(a)(ii)	Lease Applications
Schedule 3.06(a)(iii)	Prepaid Royalties and Un-recouped Minimum Royalties
Schedule 3.06(c)	Leased Real Property Notices
Schedule 3.07(a)	Transferred Permits/Licenses
Schedule 3.07(c)	Overlapping Transferred Permits/Licenses
Schedule 3.07(d)	Other Bonds and Sources of Collateral
Schedule 3.08(a)	Environmental Matters
Schedule 3.08(c)	Additional Environmental Matters
Schedule 3.08(d)	Consent Decrees
Schedule 3.09(d)	Alpha Natural Resources Equity and Indebtedness

Schedule 3.10	Material Contracts
Schedule 3.11(a)	Certain Financial Information
Schedule 3.11(b)	Working Capital Target
Schedule 3.12	Ordinary Course of Business
Schedule 3.13	Buildings and Improvements
Schedule 3.15	Insurance Policies
Schedule 3.16(a)	Litigation
Schedule 3.16(b)	Actions
Schedule 3.17	Laws and Regulations
Schedule 3.18(b)	Tax Claims
Schedule 4.03	Government Authorizations
Schedule 4.04	Buyer Noncontravention
Schedule 5.02	No Changes to Business
Schedule 7.13	Material Licenses
Schedule 9.01	Employee Matters
Schedule 9.01(a)	Business Employees
Schedule 9.01(b)	Certain Labor Matters
Schedule 9.01(c)	Certain Employment Matters
Schedule 9.01(d)	Warn Act Violations
Schedule 9.01(f)	Alpha Natural Resources Plans
Schedule 10.02(g)	Certain Contracts

EXHIBITS

Exhibit A	Alpha Coal West Complex
Exhibit B	Cumberland Complex
Exhibit C	Emerald Complex
Exhibit D	Freeport Reserves
Exhibit E	McClure Complex
Exhibit F	Nicholas Complex
Exhibit G	PLR Complex
Exhibit H	Sewickley Reserves
Exhibit I	Toms Creek Complex
Exhibit J	Working Capital Principles
Exhibit K	Form of Buyer Warrant
Exhibit L	Form of Buyer Takeback Paper
Exhibit M	Form of GUC Distribution Note

Schedule A	Subsidiaries
Schedule B	Restructuring Steps

v

ASSET PURCHASE AGREEMENT
ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of July 26, 2016 (the “Effective Date”), by and among Contura Energy, Inc., a Delaware corporation (“Buyer”), Alpha Natural Resources, Inc., a Delaware corporation (“Alpha Natural Resources”), the Subsidiaries (as hereinafter defined) of Alpha Natural Resources set forth on Schedule A (collectively, the “ANR Subsidiaries”, and together with Alpha Natural Resources, the “Sellers”), Alpha Natural Resources, as Sellers’ Representative (“Sellers’ Representative”), and ANR, Inc., a Delaware corporation (“ReorgCo”). The Sellers, Buyer (and any Designated Buyers), Sellers’ Representative and ReorgCo are referred to herein individually as a “Party” and collectively as the “Parties”.
W I T N E S S E T H :
WHEREAS, Alpha Natural Resources and its Subsidiaries conduct a business that mines, processes, markets and sells coal through mining complexes located primarily in Northern and Central Appalachia and two Powder River Basin mines in Wyoming;
WHEREAS, on August 3, 2015 (the “Petition Date”), Alpha Natural Resources and certain of its wholly-owned Subsidiaries filed voluntary petitions for relief commencing cases under chapter 11 of the Bankruptcy Code (as hereinafter defined) in the United States Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”);
WHEREAS, Buyer and/or the Designated Buyers (as hereinafter defined) desire to purchase certain assets and assume certain liabilities of the Sellers, and the Sellers desire to sell certain assets and transfer certain liabilities of the Sellers, upon the terms and subject to the conditions hereinafter set forth;
WHEREAS, upon the terms and conditions set forth herein, the Parties intend to effectuate the transactions contemplated by this Agreement pursuant to Sections 105, 363, 365 and 1123(a)(5)(D) of the Bankruptcy Code;
WHEREAS, the Sellers have filed the Plan of Reorganization (as hereinafter defined) with the Bankruptcy Court, which contemplates the release by the lenders under the Credit Agreement (as hereinafter defined) of $325 million of indebtedness under the Credit Agreement (the “Credit Release”) in exchange for the consummation of the transactions contemplated by the Plan of Reorganization, including the transactions contemplated by this Agreement;
WHEREAS, prior to the Closing (as hereinafter defined), Alpha Natural Resources, the ANR Subsidiaries and ReorgCo will consummate steps 1 ‑ 16 of the transactions set forth on Schedule B (the “Pre-Closing Restructuring Steps”);

WHEREAS, as part of the Pre-Closing Restructuring Steps, on the Closing Date (as hereinafter defined) and prior to the Closing, the ANR Subsidiaries will transfer to Alpha Natural Resources, and Alpha Natural Resources will accept and assume, all Purchased Assets (as hereinafter defined) and Assumed Liabilities (as hereinafter defined) held by the ANR Subsidiaries (the “Subsidiary Transfers”);
WHEREAS, as part of the Pre-Closing Restructuring Steps, on the Closing Date and prior to the Closing, but after consummation of the Subsidiary Transfers, Alpha Natural Resources will transfer to ReorgCo, and ReorgCo will accept and assume, (i) all assets and properties of Alpha Natural Resources (including, for the avoidance of doubt, all equity interests in the Subsidiaries of Alpha Natural Resources), other than the Purchased Assets and Alpha Natural Resources’ rights under this Agreement (except as otherwise provided herein), and (ii) all Liabilities of Alpha Natural Resources, other than the Assumed Liabilities and Alpha Natural Resources’ Liabilities arising under this Agreement (except as otherwise provided herein and subject to the discharge under section 1141 of the Bankruptcy Code and the terms of the Plan of Reorganization and the Confirmation Order, as hereinafter defined) (clauses (i) and (ii), the “ReorgCo Transfers”);
WHEREAS, after the Closing, Alpha Natural Resources, the ANR Subsidiaries and ReorgCo will consummate steps 18 and 19 of the transactions set forth on Schedule B (the “Post-Closing Restructuring Steps” and, together with the Pre-Closing Restructuring Steps, the “Restructuring Steps”); and
WHEREAS, the execution and delivery of this Agreement and the Sellers’ ability to consummate the transactions set forth in this Agreement are subject, among other things, to the entry of the Confirmation Order (as hereinafter defined).
NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1
DEFINITIONS
Section 1.01.    Definitions. As used herein, the following terms have the following meanings:
“15 Day Inventory Supply” means, with respect to a Mining Complex, an amount of coal inventory (in Tons) equal to (x) the Average Daily Coal Sales for such Mining Complex multiplied by (y) 15.
“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, formal inquiry, audit, citation, summons, subpoena, notice of violation, proceeding or litigation, whether civil, criminal, administrative, regulatory, at law, in equity or otherwise.
“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings. Upon consummation of the Restructuring Steps, (i) with respect to Sellers, “Affiliate” includes ReorgCo Parent and ReorgCo and (ii) with respect to ReorgCo Parent and ReorgCo, “Affiliate” includes Sellers.
“Alpha Coal West Complex” means the mining complex commonly referred to as “Alpha Coal West” located primarily in Campbell county, Wyoming as set forth on the map attached as Exhibit A.
“Alpha Natural Resources 401(k) Plan” means the Alpha Natural Resources, LLC and Affiliates 401(k) Retirement Savings Plan and the Alpha Coal West 401(k) Retirement Savings Plan.
“Alternative Transaction” means (i) the filing of a plan of reorganization contemplating the sale or retention of all or any portion of the Purchased Assets that is inconsistent with the terms of this Agreement or (ii) a sale, lease or other disposition directly or indirectly by merger, consolidation, tender offer, share exchange or otherwise to one or more third parties of all or any portion of the Purchased Assets.
“Applicable Law” means, with respect to any Person, any transnational, domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling, reporting or licensing requirement or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person or any of its assets,

Liabilities or business, in each case, as amended, unless expressly specified otherwise.
“Auditor” means a recognizable, reputable and impartial certified public accounting firm that is mutually acceptable to Buyer and Sellers’ Representative.
“Average Daily Coal Sales” means, with respect to a Mining Complex, an amount of coal inventory (in Tons) equal to (x) the total volume of coal sales (in Tons) for such Mining Complex for the nine consecutive calendar month period ending on the last day of the last full calendar month immediately prior to the Closing Date, divided by (y) the total number of calendar days in such nine consecutive calendar month period.
“Avoidance Action” means any avoidance, preference or recovery, claim, action or proceeding arising under chapter 5 of the Bankruptcy Code or under any similar state or federal law, to the extent not waived pursuant to the Plan of Reorganization or the Global Settlement Term Sheet.
“AVS” means the Applicant Violator System established by the Office of Surface Mining, Department of the Interior, pursuant to the Federal Surface Mining, Control and Reclamation Act.
“Bankruptcy Case” means the cases, as jointly administered, commenced by the Sellers under chapter 11 of the Bankruptcy Code, styled In re: Alpha Natural Resources Inc., et al., Case No. 15-33896 (KRH) and pending before the Bankruptcy Court.
“Bankruptcy Code” means title 11 of the United States Code, sections 101, et seq.
“Bidding Procedures” means the Bidding Procedures (as defined in the Bidding Procedures Order) approved by the Bidding Procedures Order, together with such changes therein, if any, as shall have been made in accordance with the Bidding Procedures Order.
“Bidding Procedures Order” means that certain order entered by the Bankruptcy Court on March 11, 2016 (Docket No. 1754), approving the Bidding Procedures, as such order may be amended, supplemented or modified from time to time.
“Black Lung Benefits Act” means the Black Lung Benefits Act, title 30 of the United States Code, sections 901, et seq., the Black Lung Benefits Reform Act of 1977, Pub. L. No. 95-239, 92 Stat. 95 (1978), the Black Lung Benefits Amendments of 1981, Pub. L. No. 97-119, 95 Stat. 1643, the Black Lung Consolidation of Administrative Responsibility Act, Pub. L. No. 107 275, 116

Stat. 1925 and Section 1556 of the Patient Protection and Affordable Care Act, Pub. L. No. 111-148, § 1556, 124 Stat. 119.

“Black Lung Liabilities” means any liability or benefit obligations related to black lung claims and benefits under the Black Lung Benefits Act, any similar state or local law, and occupational pneumoconiosis, silicosis or other lung disease liabilities and benefits arising under Applicable Law.
“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.
“Closing Date” means the date of the Closing.
“Code” means the Internal Revenue Code of 1986, as amended.
“Confirmation Order” means an order entered by the Bankruptcy Court confirming the Plan of Reorganization and approving the Restructuring Transactions (as such term is defined in the Plan of Reorganization) and the transactions described in this Agreement and including provisions consistent with the form of order filed with the Bankruptcy Court on March 11, 2016 (Docket No. 1704 (Ex. H)) that is in form and substance acceptable to the Sellers, Buyer and the Required Lenders (as defined below).
“Continued Tax Group” means any tax group of which Alpha Natural Resources is the parent prior to Closing and Buyer is the parent after Closing.
“Contract” means any note, bond, mortgage, indenture, agreement, lease, sublease, license, sublicense, contract, trust, instrument, arrangement, guarantee, purchase order or other commitment, obligation or understanding, whether oral or written, that is legally binding.
“Contracts Assignment and Assumption Agreements” means the Assignment and Assumption Agreements for the Assumed Contracts, substantially in a form to be mutually agreed between the Parties in accordance with Section 7.11.
“Contura CBAs” means (i) that certain 2016 Wage Agreement between Dickenson-Russell Contura, LLC and the UMWA; (ii) that certain Coal Wage Agreement of 2016 between Cumberland Contura, LLC and the UMWA, (iii) that certain Coal Wage Agreement of 2016 between Emerald Contura, LLC and the UMWA and (iv) that certain Coal Wage Agreement of 2016 between Power Mountain Contura, LLC and the UMWA.
“Credit Agreement” means that certain Fifth Amended and Restated Credit Agreement dated as of September 24, 2014 by and among Alpha Natural

Resources, as the borrower, the lenders party thereto, the banks party thereto, Citicorp North America, Inc., as first lien agent, administrative agent and collateral agent and Citigroup Global Markets Inc., as sole lead arranger and sole book manager (as the same may be and has been amended, amended and restated, supplemented, waived and/or otherwise modified from time to time).
“Cumberland Complex” means the mining complex commonly referred to as “Cumberland” located primarily in Greene County, Pennsylvania, as set forth on the map attached as Exhibit B.
“Cure Notice” has the meaning ascribed to such term in the Bidding Procedures and includes any similar notice given in connection with the Plan of Reorganization.
“Data Room” means the Sellers’ virtual data room established at services.intralinks.com in connection with the transactions contemplated by this Agreement.
“Disclosure Schedule” means the disclosure schedule, dated the date hereof, regarding this Agreement that has been provided by the Sellers to Buyer on the date hereof, as may be amended in accordance with the terms of this Agreement.
“DIP Credit Agreement” means, collectively, (i) that certain Superpriority Secured Debtor-in-Possession Credit Agreement dated as of August 6, 2015 among Alpha Natural Resources, Inc., as borrower, certain affiliates thereof party thereto, as subsidiary guarantors, Citibank, N.A., as administrative agent, Citigroup Global Markets Inc., as sole lead arranger and book manager, and the lenders and issuing banks party thereto and (ii) that certain Superpriority Secured Second Out Debtor-In-Possession Credit Agreement dated as of September 18, 2015 among Alpha Natural Resources, Inc., as borrower, certain affiliates thereof party thereto, as subsidiary guarantors, Citicorp North America, Inc., as administrative agent, Citigroup Global Markets Inc., as sole lead arranger and book manager, and the lenders and issuing banks party thereto (in each case, as amended, supplemented or modified from time to time).
“Diminution Claim” means the Pre-Petition Lenders’ claim for the diminution of the value of their interests in the Pre-Petition Collateral supported by the Senior Lender Adequate Protection Liens under the Final Order (i) Authorizing Debtors (a) to Obtain Post-Petition Financing Pursuant to 11 U.S.C. §§ 105, 361, 362, 363(b), 364(c)(1), 364(c)(2), 364(c)(3), 364(d)(1) and 364(e) and (b) to Utilize Cash Collateral Pursuant to 11 U.S.C. § 363 and (ii) Granting Adequate Protection to Pre-Petition Secured Parties Pursuant to 11 U.S.C.§§ 361, 362, 363, 364 and 507(b) (Docket No. 465) (the “Final DIP Order”), calculated consistent with the Diminution Claim Allowance Settlement. Capitalized terms used in this definition but not otherwise defined in this Agreement shall have the meaning specified in the Final DIP Order.
“Diminution Claim Allowance Settlement” has the meaning ascribed to it in the Order (i) Approving Certain Settlements and (ii) Granting Related Relief (Docket No. 2440) and as described in Exhibit B thereto.
“Dominion Terminal Associates” means that certain partnership in which Alpha Terminal Company, LLC owns a 40.625% interest.
“Emerald Complex” means the mining complex commonly referred to as “Emerald” located primarily in Greene County, Pennsylvania, as set forth on the map attached as Exhibit C.
“Encumbrance” means, with respect to any property or asset, any title defect, mortgage, lien, pledge, charge, security interest, bailment (in the nature of a pledge or for purposes of security), deed of trust, grant of a power to confess judgment, conditional sales and title retention agreement (including any lease or license in the nature thereof), claim, easement, encroachment, right of way, charge, condition, option, right of first refusal or last negotiation, offer or refusal, equitable interest, restriction or encumbrance of any kind.
“Environmental Law” means any Applicable Law relating to: (i) the pollution, protection or reclamation of the environment, (ii) any spill, emission, release or disposal into the environment of, or human exposure to, any pollutant, contaminant or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material or (iii) acid mine drainage.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“ERISA Affiliate” of any entity means any other entity which, together with such entity, would be treated as a single employer under Section 414 of the Code.
“Freeport Reserves” means all of the Freeport seam coal and limited surface properties located in Greene County, Pennsylvania, as generally depicted on the map attached hereto as Exhibit D.
“Fundamental Representations” means the representations and warranties set forth in Section 3.01, Section 3.02, Section 3.03, the second to last sentence of Section 3.07(b), Section 3.09(a), Section 3.09(c), Section 3.20, Section 4.01, Section 4.02, Section 4.03, Section 4.07 and the last sentence of Section 9.01(a).
“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“General Assignments and Bills of Sales” means the General Assignments and Bills of Sales for the Purchased Assets, in a form to be mutually agreed between the Parties in accordance with Section 7.11.
“Global Settlement Term Sheet” means the term sheet attached as Exhibit A to the Stipulation and Agreed Order Regarding Process Related Terms of Plan Settlement Term Sheet, as so ordered by the Bankruptcy Court on May 24, 2016 (Docket No. 2497).
“Governmental Authority” means any transnational, domestic or foreign federal, state, local, provincial, municipal, special purpose, or other governmental or quasi-governmental authority or regulatory body, court, tribunal, arbitrating body, governmental department, commission, board, officer, self-regulating authority, Taxing Authority, bureau or agency, as well as any other instrumentality or entity designated to act for or on behalf of any of the foregoing.
“Hazardous Material” means any pollutant, contaminant or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material that in each case is regulated under any Environmental Law.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“Indebtedness” means, with respect to any Person, (i) all indebtedness for borrowed money; (ii) all indebtedness evidenced by notes, bonds, mortgage loans, term loans, debentures or other similar instruments; (iii) all obligations for the deferred purchase price of property or services (including any obligations relating to any earn-out or bonus payments, but excluding trade payables accrued in the ordinary course of business and included in the Final Working Capital Adjustment); (iv) all obligations under capitalized leases; (v) all guarantees or other commitments by which such Person assures a creditor against loss (including contingent reimbursement obligations regarding letters of credit) with respect to Indebtedness of another Person; (vi) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to acquired property; (vii) all obligations under commodity swap agreements, commodity cap agreements, interest rate cap agreements, interest rate swap agreements, foreign currency exchange agreements and other similar agreements; (viii) all guaranties of any of the foregoing; and (ix) all outstanding due and unpaid prepayment premiums, if any, and accrued interest, fees and expenses related to any of the items set forth in clauses (i) through (viii). For the avoidance of doubt, Indebtedness shall include any of the foregoing between Affiliates.
“Intellectual Property Right” means any trademark, service mark, trade name, trade dress, logo, domain name or URL, mask work, invention, patent, trade secret or other right in any proprietary business information (including data bases and data collections, pricing and cost information, business and marketing plans, and customer and supplier lists), copyright, right of publicity, know-how (including manufacturing and production processes and techniques, and research and development information), or any other intellectual property or similar proprietary industrial right of any kind or nature anywhere in the world (including any such rights in software), and including (i) any issuances, registrations or applications for registration of any of the foregoing, (ii) all goodwill associated with any of the foregoing, and (iii) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement or misappropriation of any of the foregoing.
“IP Assignment Agreements” means the Intellectual Property Assignment and Transfer Agreements with respect to the Intellectual Property Rights included in the Purchased Assets, in a form to be mutually and reasonably agreed between the Parties in accordance with Section 7.11.
“Knowledge” means (i) with respect to Buyer, to the knowledge of any of the officers of Buyer listed on Schedule 1.01(a)(i), assuming reasonable inquiry and (ii) with respect to any Seller, to the knowledge of the officers of Sellers listed on Schedule 1.01(a)(ii), assuming reasonable inquiry.
“Lease Assignment and Assumption Agreements” means the Lease Assignment and Assumption Agreements for the Assumed Leases and Purchased Leased Real Property owned by the Sellers or any of their Subsidiaries, in a form to be mutually agreed between the Parties in accordance with Section 7.11.
“Leased Real Property” means all real property and other rights leased or subleased by any Seller pursuant to the Assumed Leases.
“Leases” means the real property leases and subleases to which any Seller or any of its Affiliates is a party which are listed on Schedule 3.06(a)(i), together with any and all underground and surface coal reserves, natural gas reserves (excluding the PLR Complex), mineral rights, mining rights, surface rights, rights of way, easements, fixtures and improvements set forth in such leases and subleases.
“Liabilities” means all existing or future liabilities, debts, obligations, duties or adverse claims of every type and trade, whether matured or unmatured, fixed or contingent, absolute or contingent, known or unknown, accrued or unaccrued, liquidated or unliquidated, direct or indirect, or otherwise in respect of any and all matters or events, including those arising under Applicable Law, or imposed by any court or arbitrator of any kind, and those arising in connection with coal, natural gas or other products sold, Contracts, Leases, commitments or undertakings, including all liabilities arising out of or related to the sponsorship of, the responsibility for, contributions to, or any liability in connection with any employee plan maintained or contributed to by any Person. Without limiting the foregoing, Liabilities shall include any continuation coverage (including any penalties, excise taxes or interest resulting from the failure to provide continuation coverage) required by Applicable Law due to qualifying events, including continuing coverage for any of the Sellers’ employees terminated prior to the Closing Date or whose employment is terminated in connection with the transaction contemplated hereby, or who were not hired by Buyer or a Designated Buyer in connection with the transaction contemplated hereby, whether or not said Liabilities are reflected on the books of such Seller.
“Loss(es)” means all losses, Liabilities, obligations, damages, deficiencies, expenses, Actions, suits, proceedings, demands, assessments, interest, awards, penalties, fines, Taxes, costs and expenses of whatever kind (including reasonable attorneys’ fees, court costs, expert witness fees, transcript costs and other expenses of litigation, costs of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers) and judgments (at law or in equity) of any nature.
“Material Adverse Effect” means any change, development, occurrence, circumstance or effect that, individually or in the aggregate, has had or would reasonably be expected to have, individually or in the aggregate with all other changes, developments, occurrences, circumstances or effects, a material adverse effect on the condition (financial or otherwise), assets, liabilities, business or results of operations of the Purchased Business, taken as a whole, excluding any change, development, occurrence, circumstance or effect resulting from (i) changes in GAAP or changes in the regulatory accounting requirements applicable to any industry in which the Purchased Business operates; (ii) changes in financial or securities markets or general economic or political conditions in the United States or any other country; (iii) changes (including changes of Applicable Law) in general conditions in the industry in which the Purchased Business operates; (iv) acts of war, sabotage or terrorism or natural disasters; (v) the announcement of the transactions contemplated by this Agreement or the Transaction Documents (provided that this clause (v) shall not apply to any representation or warranty that, by its terms, speaks specifically of the consequences arising out of the execution or performance of this Agreement or any of the Transaction Documents or the consummation of any of the transactions contemplated hereby or thereby); (vi) any action taken (or omitted to be taken) at the written request of Buyer; (vii) any failure by the Sellers or the Purchased Business to meet any projections or forecasts for any period occurring on or after the date hereof (provided that this clause (vii) shall not prevent a determination that any event, circumstance, effect or change underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect); (viii) the filing of the Bankruptcy Case and operations of the Purchased Business in bankruptcy or (ix) any action taken by Alpha Natural Resources or any of its Subsidiaries that is expressly required pursuant to this Agreement, in each case of clauses (i), (ii), (iii) and (iv), to the extent the Purchased Business is not materially disproportionately affected thereby as compared with other participants in the industry in which the Purchased Business operates.
“McClure Complex” means the mining complex commonly referred to as “McClure” located primarily in Dickerson county, Virginia as set forth on the map attached as Exhibit E.
“Mining Complexes” means, collectively, the Alpha Coal West Complex, the Cumberland Complex, the Emerald Complex, the McClure Complex, the Nicholas Complex and the Toms Creek Complex.
“Minimum Coal Inventory” means, with respect to a Mining Complex (other than the Alpha Coal West Complex), an amount of coal inventory, in Tons, equal to the lesser of (x) such location’s 15 Day Inventory Supply and (y) the maximum amount of coal inventory (in Tons) that can be stored at the available ground storage for such location.
“Nicholas Complex” means the deep mining and coal processing complex commonly referred to as “Nicholas” located primarily in Nicholas county, West Virginia but also partly in Clay county, West Virginia as set forth on the map attached as Exhibit F. For avoidance of doubt, Nicholas Complex does not mean or include (i) any surface coal mines or related mine drainage collection and treatment or erosion and sedimentation control facilities, or Permits related to any of the forgoing, (ii) any Owned Real Property, Assumed Leases or other third party leases on which any surface coal mines or related mine drainage collection and treatment or erosion and sedimentation control facilities are located, or Permits related to any of the forgoing. In each case (the case of clauses (i) and (ii)), all such surface coal mines or related mine drainage collection and treatment or erosion and sedimentation control facilities, and all such Owned Real Property, Assumed Leases or other third party leases, shall be an Excluded Asset or Excluded Liability.
“Owned Intellectual Property Rights” means all Intellectual Property Rights that are (i) owned by a Seller or any of its Affiliates and (ii) included in the Purchased Assets.
“Owned Real Property” means, subject to Section 7.12, that real property that is owned by a Seller or any of its Affiliates and listed or required to be listed on Schedule 3.05(a), together with all of such Seller’s or Affiliate’s right, title and interest in and to the following, as it relates to the real property listed or required to be listed on Schedule 3.05(a) and as used or held for use in the operation of the Purchased Business as conducted: (i) all buildings, structures and improvements located on such real property owned by such Seller or such Affiliate, (ii) all improvements, fixtures, mine infrastructure, preparation plant structures and improvements, loadout structures and improvements, rail sidings, or apparatus affixed to such real property owned by such Seller or such Affiliate, (iii) all rights of way, easements, if any, in or upon such real property owned by such Seller and all other rights and appurtenances belonging or in any way pertaining to such real property owned by such Seller or such Affiliate (including the right, title and interest of such Seller or such Affiliate in and to any coal reserves, natural gas reserves (excluding the PLR Complex), mineral rights, underground and surface coal and mining rights, natural gas drilling rights (including the rights for drilling coalbed methane, coal mine methane and coal gob gas, but excluding the PLR Complex) royalty rights, support rights and waivers, subsidence rights or water rights relating or appurtenant to such real property owned by such Seller or such Affiliate), (iv) all strips and gores and any land lying in the bed of any public road, highway or other access way, open or proposed, adjoining such real property owned by such Seller or such Affiliate and (v) any Leases affecting such real property owned by such Seller or such Affiliate, subject to any consents as may be required.
“Permit Transfer Agreements” means the Permit Transfer Agreements with respect to the Transferred Permits/Licenses dated as of the Closing Date between the applicable Sellers and Buyer in a form to be mutually agreed between the Parties in accordance with Section 7.11.
“Permitted Encumbrance” means (i) Encumbrances that constitute Assumed Liabilities; (ii) statutory liens for Taxes (including real estate Taxes) and assessments that are not yet due and payable; (iii) landlords’, carriers’, warehousemen’s, mechanics’, suppliers’, materialmen’s or repairmen’s statutory liens, or other similar Encumbrances imposed by Applicable Law, that, in each case, arise in the ordinary course of business; (iv) easements, covenants, conditions, restrictions and other similar Encumbrances on real property that arise in the ordinary course of business and that do not materially detract from the value of the affected Purchased Real Property and do not materially interfere with the present or intended use of such Purchased Real Property; (v) the leasehold estate or any sublease, license or rights of occupancy in any Owned Real Property where a Seller is lessor and the lease is set forth in Schedule 3.06(a)(i); (vi) any Encumbrance or claim affecting any Owned Real Property that does not individually or in the aggregate interfere in any material respect with the present or intended use of, or materially detract from the value of, the Owned Real Property subject thereto; (vii) local, county, state and federal laws, ordinances or governmental regulations including Environmental Laws and regulations, local building and fire codes, and zoning, conservation or other land use regulations now or hereafter in effect relating to any Purchased Real Property; or (viii) those Encumbrances listed on Schedule 1.01(c).
“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Plan of Reorganization” means the Debtors’ joint plan of reorganization filed with the Bankruptcy Court on June 2, 2016 (Docket No. 2594, Ex. A), as it may be amended, modified or supplemented, and including all exhibits thereto.
“PLR Complex” means the complex commonly referred to as “PLR” located primarily in Greene County, Pennsylvania as set forth on the map attached as Exhibit G consisting of natural gas and oil wells and reserves and the other “Purchased Assets” under the PLR Order, but excluding coal bed methane, coal mine methane and coal gob gas.
“PLR Order” means the Order of Bankruptcy Court dated May 26, 2016 (Docket Nos. 2550, 2551 and 2552) approving the Debtors’ sale of the assets of their natural gas business in Greene County, Pennsylvania.
“Pre-Closing Tax Period” means (i) any Tax period ending on or before the Closing Date and (ii) with respect to a Tax period that commences on or before but ends after the Closing Date, the portion of such period up to and including the Closing Date.
“Pre-Petition Lenders” means the lenders under or in connection with the Credit Agreement.
“Purchased Business” means the business, operations and ownership of the Sellers and their Affiliates (wherever the business, operations and assets are situated or conducted) related to (i) the Mining Complexes, the Freeport Reserves and/or the Sewickley Reserves and any other coal operations or reserves located in Pennsylvania, including the mining, processing, exploration, extraction, preparation, selling and shipping of coal and related operations, but excluding the Rostraver Reserves, (ii) the Sellers’ and their Affiliates’ interests in Dominion Terminal Associates and (iii) the other assets set forth on Schedule 2.01(s). For the avoidance of doubt, the Purchased Business shall not include the business, operation and ownership of the PLR Complex.
“Purchased Real Property” means the Owned Real Property and the Purchased Leased Real Property.
“ReorgCo Parent” means Alpha Natural Resources Holdings, Inc.
“ReorgCo Transfers Closing” means the closing of the ReorgCo Transfers.
“Representatives” means, with respect to any Person, its officers, directors, employees, counsel, accountants, advisors, agents, consultants, stockholders, partners, members, controlling persons and other representatives of such Person.

“Required Lenders” has the meaning set forth in the Credit Agreement.
“Rostraver Reserves” means that coal located in the Pittsburgh 8 seam of coal and the Freeport seam (sometimes referred to as the Upper Freeport seam) of coal located in Fayette and Westmoreland Counties, Pennsylvania and that surface located in Westmoreland County, Pennsylvania, owned by Rostraver Energy Company.
“Running Right Trademark License” means the Trademark License Agreement dated as of the Closing Date between Alpha Natural Resources and ReorgCo, in a form to be mutually agreed between the Parties in accordance with Section 7.11, which (i) grants ReorgCo a personal, non-exclusive, royalty free, fully paid-up, non-sublicensable, non-transferable license to use the RUNNING RIGHT trademark (U.S. Reg. No. 3824028) in ReorgCo’s and its Affiliates’ business in a manner consistent with their use of such trademark prior to the date of this Agreement, and (ii) will be assigned by Alpha Natural Resources to Buyer along with the other Assumed Contracts in accordance with the terms and conditions of this Agreement.
“Scheduled Bonding” means all bonding requirements as set forth on Schedule 1.01(d).
“Seller Transaction Expenses” means all unpaid fees, costs, charges, expenses, obligations, payments and awards that are incurred by the Sellers or their Affiliates in connection with, relating to or arising out of the preparation, negotiation, execution, delivery and performance of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby, including all Taxes.
“Sewickley Reserves” means all of the Sewickley seam coal primarily located in Greene County, Pennsylvania, and marginally located in Marshall County, West Virginia, as generally depicted on the map attached hereto as Exhibit H.
“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more other Subsidiaries of such Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. With respect to ReorgCo Parent and ReorgCo, (x) upon and after consummation of the ReorgCo Transfers, “Subsidiary” will include the Subsidiaries of Alpha Natural

Resources that are transferred to ReorgCo pursuant to the ReorgCo Transfers and (y) upon consummation of step 19 of the Post-Closing Restructuring Steps, “Subsidiary” will include Alpha Natural Resources.
“Tax” means (i) any and all taxes, charges, levies or other similar assessments or liabilities in the nature of a tax, including income, gross receipts, ad valorem, premium, value-added, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, estimated, registration, recording, excise, real property, personal property, extraction, unmined mineral, sales, use, license, lease, service, service use, transfer, withholding, employment, unemployment, insurance, social security, business license, business organization, environmental, workers compensation, payroll, employer health, profits, severance, stamp, occupation, windfall profits, customs, duties, gift, estate, franchise, production, inventory, unclaimed property, escheat and other taxes of any kind whatsoever imposed by a Governmental Authority, and any interest, fines, penalties, assessments or additions to tax imposed with respect to such items or any contest or dispute thereof or (ii) liability for the payment of any amounts of the type described in (i) as a result of being party to any agreement or any express or implied legal or contractual obligation to indemnify or otherwise assume or succeed to the liability of any other Person.
“Taxing Authority” means any Governmental Authority having or purporting to exercise jurisdiction with respect to any Tax.
“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“Toms Creek Complex” means the mining complex commonly referred to as “Toms Creek” located primarily in Wise county, Virginia as set forth on the map attached as Exhibit I.
“Ton” means 2,000 pounds.
“Transaction Documents” means, collectively, the Contracts Assignment and Assumption Agreements, the General Assignments and Bills of Sales, the IP Assignment Agreements, the Lease Assignment and Assumption Agreements, the Permit Transfer Agreements, the Running Right Trademark License, the Transition Services Agreement, the Workers Compensation and Black Lung Benefits Administration Agreement and each other document, agreement or instrument executed and delivered in connection herewith or therewith (including each document, agreement or instrument executed and delivered in connection with the Restructuring Steps).
“Transition Services Agreement” means the Transition Services Agreement dated as of the Closing Date between Buyer, Alpha Natural Resources and ReorgCo, in a form to be mutually agreed between the Parties in accordance with Section 7.11.
“Unencumbered Assets Settlement” has the meaning ascribed to it in the Order (i) Approving Certain Settlements and (ii) Granting Related Relief (Docket No. 2440).
“Workers Compensation and Black Lung Benefits Administration Agreement” means the Workers Compensation and Black Lung Benefits Administration Agreement dated as of the Closing Date between Buyer, the applicable Sellers and ReorgCo, in a form to be mutually agreed between the Parties in accordance with Sections 7.11 and 9.02(f).
“Workers’ Compensation Liabilities” means any liabilities or benefit obligations related to workers’ compensation claims and benefits arising under Applicable Law.
“Working Capital” means an amount equal to the coal inventory, supplies inventory and accounts receivable included in the Purchased Assets minus the trade accounts payable included in the Assumed Liabilities, in each case (i) determined as of 12:00 a.m. on the Closing Date (and disregarding any extraordinary transaction occurring after the Closing and prior to 12:00 a.m. on the Closing Date) and (ii) calculated in the manner set forth on Exhibit J.
“Working Capital Adjustment” means an amount (which may be positive or negative) equal to the amount of Working Capital minus the Working Capital Target.
“Working Capital Target” means $104.2 million.
(a)    Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accounts Receivable	2.01(e)
Agreement	Preamble
Alpha Natural Resources	Preamble
ANR Subsidiaries	Preamble
Arbitrator	2.11(c)
Assumed Leases	2.01(b)(i)
Assumed Liabilities	2.03
Assumed Contracts	2.01(g)
Bankruptcy Court	Recitals
Business Employees	9.01(a)
Business Records	5.05

Term	Section
Buyer	Preamble
Buyer Common Stock	2.06(i)
Buyer Common Stock Redemption	!6.04
Buyer 401(k) Plan	9.02(g)
Buyer Plans	9.02(c)(i)
Buyer Preferred Stock	4.09
Buyer Purchase Price Common Stock	2.06(i)
Buyer Securities	2.06(iv)
Buyer Takeback Paper	2.06(iii)
Buyer Warrants	2.06(ii)
CBAs	10.02(i)
Closing	2.08
CM	7.12(a)(ii)
Closing Date Coal Inventory Volume	2.07(b)
Credit Release	Recitals
Consent Decrees	3.08(d)
CoreCo	1.03(a)
Cure Costs	2.05(a)
Delaware Courts	12.07
Designated Buyer	2.15
Dispute Notice	2.11(b)
e-mail	12.01
Effective Date	Preamble
End Date	11.01(b)
Equipment and Fixed Assets	2.01(c)
Excluded Assets	2.02
Excluded Contracts	2.02(m)(ii)
Excluded Leases	2.02(l)
Excluded Liabilities	2.04
Excluded Nicholas Complex Owned Property	7.12(a)
Excluded Off-Site Environmental Liabilities	2.04(s)
Excluded Pre-Closing Fines	2.03(b)(iv)
FCPA	3.21
Final Working Capital Adjustment	2.11(c)
Financial Statements	3.11
GUC Distribution Note	2.06(iv)
Included Cash	2.01(d)
Insurance Policies	3.15
Interim Period	7.03(a)(v)
Inventory Inspector	2.07(a)
Licenses	3.07(a)

Term	Section
Litigation	3.16(a)
Liquidity Condition	10.02(f)
Material Contract	3.10(a)
Minimum Coal Inventory Condition	10.02(e)
Mining Rights	7.12(a)(ii)(B)
Nicholas Complex Coal Sublease	7.12(a)
Nicholas Complex Deeds	7.12(a)
NonCoreCo	1.03(b)
Non-Party Affiliates	12.16
Offered Employees	9.02(a)
Off-Site Coal Inventory	2.07(b)
Overlapping Permit Property	7.03(f)
Overlapping Transferred Permits/Licenses	7.03(f)
Party	Preamble
Permits	3.07(a)
Petition Date	Recitals
Post-Closing Restructuring Steps	Recitals
Pre-Closing Restructuring Steps	Recitals
Proposed Final Closing Statement	2.11(a)
Purchase Price	2.06
Purchased Assets	2.01
Purchased Intellectual Property	2.01(m)
Purchased Leased Real Property	2.01(b)(ii)
Reference Date	3.12
Removed Asset	2.05(c)
ReorgCo	Preamble
ReorgCo Parent	Recitals
ReorgCo Transfers	Recital
Retained Seller IP	5.04(b)
Restructuring Steps	Recitals
Section 1113(c) Motion	10.02(i)
Sellers	Preamble
Seller Name	5.04(a)
Sellers’ Representative	Preamble
Specifically Excluded Assets	2.02(k)
Specified Assets	5.13(c)
Subsidiary Transfers	Recitals
Transfer Taxes	8.01(b)
Transferred Employees	9.02(a)
Transferred Permits/Licenses	2.01(i)
UMWA	2.03(d)

Term	Section
WARN Act	7.05

Section 1.02.    Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person (including, in the case of Alpha Natural Resources, the limited liability company successor resulting from the conversion of Alpha Natural Resources, Inc. to a limited liability company pursuant to step 19 of the Restructuring Steps). References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law,” “laws” or to a particular statute or law shall be deemed also to include any and all Applicable Law. References to documents or information having been previously delivered, furnished or made available to Buyer shall mean that the relevant documents or information were uploaded to the Data Room in a folder accessible by Buyer prior to the date of this Agreement. References to “the transactions contemplated by this Agreement” includes the Restructuring Steps.
Section 1.03.    CoreCo and NonCoreCo
(a)    “CoreCo” means (i) with respect to any period of time prior to the Closing, Alpha Natural Resources and (ii) with respect to any period of time from and after the Closing, Buyer and the Designated Buyers. All covenants and agreements contained herein that by their terms are to be performed by or for the benefit of “CoreCo” shall (i) during the period of time prior to the Closing, be performed by or for the benefit of Alpha Natural Resources and (ii) during the period of time from and after the Closing, be performed by or for the benefit of Buyer and the Designated Buyers. For the avoidance of doubt, if the Closing occurs, all obligations and rights hereunder of Alpha Natural Resources in the capacity of “CoreCo” shall transfer to Buyer and the Designated Buyers, and Alpha Natural Resources shall cease to have any such obligations or rights.
(b)    “NonCoreCo” means (i) with respect to any period of time prior to the ReorgCo Transfers Closing, Alpha Natural Resources and (ii) with respect to any period of time from and after the ReorgCo Transfers Closing, ReorgCo. All covenants and agreements contained herein which by their terms are to be performed by or for the benefit of “NonCoreCo” shall (i) during the period of time prior to the ReorgCo Transfers Closing, be performed by or for the benefit of Alpha Natural Resources and (ii) during the period of time from and after the ReorgCo Transfers Closing, be performed by or for the benefit of ReorgCo. For the avoidance of doubt, if the ReorgCo Transfers Closing occurs, all obligations and rights hereunder of Alpha Natural Resources in the capacity of “NonCoreCo” shall transfer to ReorgCo, and Alpha Natural Resources shall cease to have any such obligations or rights.
(c)    All references in this Agreement to CoreCo and NonCoreCo shall, to the extent necessary to effect the original intent of the Parties as closely as possible so that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible, be deemed to include the Subsidiaries of CoreCo and NonCoreCo, respectively; provided that, with respect to any reference to Buyer as CoreCo, such reference shall not be deemed to include any Subsidiaries of Buyer other than the Designated Buyers. Each Party agrees to cause its Subsidiaries to comply with their respective obligations under this Agreement (after giving effect to this Section 1.03(c)).
ARTICLE 2
PURCHASE AND SALE
Section 2.01.    Purchase and Sale. Except as otherwise provided below, upon the terms and subject to the conditions of this Agreement, Buyer agrees, and agrees to cause the relevant Designated Buyers, to purchase from Alpha Natural Resources (or, in the case of legal title to the Specified Assets, the applicable ANR Subsidiaries), and Alpha Natural Resources agrees to sell, convey, transfer, assign and deliver, or cause to be sold, conveyed, transferred, assigned and delivered, to Buyer, or the relevant Designated Buyers, at the Closing, free and clear of all Encumbrances, other than Permitted Encumbrances, all of Alpha Natural Resources’ (or, in the case of legal title to the Specified Assets, the applicable ANR Subsidiaries’) right, title and interest in, to and under the following assets and properties, in each case that are owned, held or used by the Sellers and their Affiliates in the conduct of the Purchased Business (together, the “Purchased Assets”):
(a)    the Owned Real Property;
(b)    (i) the Leases (including all prepaid royalties and un-recouped minimum royalties thereunder), other than the Excluded Leases and subject to Section 7.12 (collectively, the “Assumed Leases”), and (i) the Leased Real Property (other than the Leased Real Property subject to the Excluded Leases) (clauses (i) and (ii), collectively, the “Purchased Leased Real Property”);
(c)    all equipment, fixed assets and other tangible assets (including all mobile mining equipment, parts, supplies, tires and components) owned by any Seller or any of its Affiliates (wherever situated) and all other equipment, fixed assets and tangible assets located at the Sellers’ and their respective Affiliates’ loadouts, preparation plants, active mining areas, reclamation areas and coal storage areas, in each case that are owned and used or held for use primarily in the conduct of the Purchased Business by the Sellers and their Affiliates, and all of the Sellers’ and their respective Subsidiaries’ rights under warranties, indemnities, licenses and all similar rights against third parties with respect to the equipment, fixed assets and tangible assets referenced in this clause (c) (to the extent such rights are assignable at no cost, expense or penalty to the Sellers or their Affiliates, or at Buyer’s election if Buyer agrees to pay for such cost, expense or penalty), but excluding the Specifically Excluded Assets (collectively, the “Equipment and Fixed Assets”);
(d)    unrestricted cash and cash equivalents to the extent necessary to satisfy the Liquidity Condition (the amount of cash and cash equivalents so delivered, the “Included Cash”);
(e)    all accounts receivable, notes, chattel paper, negotiable instruments, receivables (whether current or non-current) and other current assets (subject to Section 2.02(a)) of the Sellers and their Affiliates primarily related to the Purchased Business (the “Accounts Receivable”);
(f)    all coal inventory and gas located on, or mined or extracted from, the Purchased Real Property, including all coal inventory calculated in accordance with Section 2.07;
(g)    all right, title and interest of the Sellers’ and their respective Affiliates’ now or hereafter existing, in, to and under (i) the Contracts listed on Schedule 2.01(g) (as such schedule may be modified pursuant to Section 2.05, collectively, the “Assumed Contracts”) and (i) such other Contracts entered into by a Seller or any Affiliate of a Seller in the ordinary course of business after the date hereof as permitted pursuant to Section 5.01 and Section 5.02 and added to

Schedule 2.01(g) by Buyer pursuant to Section 2.05, in each case, as each such Contract may have been amended or otherwise modified prior to the date of (or as permitted in accordance with the terms of) this Agreement;
(h)    all deposits (including (i) security deposits for rent, electricity, telephone, other utilities or otherwise and (ii)(A) the cash collateral securing the letters of credit issued in favor of Summitpoint Insurance Company (Brickstreet Mutual Insurance Company) and Self-Insurance Division Bureau of Workers’ Compensation (PA), which cash collateral, as of the date hereof, was equal to $4,190,000 and $14,200,000, respectively, and (B) the cash collateral securing the letter of credit issued in favor of Western Surety, to the extent a replacement letter of credit is issued by application of Buyer or any of its Subsidiaries, which replacement letter of credit and cash collateral will be equal to $2,139,000 (it being understood that the Parties will cooperate to cause such a replacement letter of credit to be issued in the amount of $2,139,000), and, for the avoidance of doubt, in each case of this clause (ii), such cash collateral will not be considered unrestricted cash or cash equivalents) and all prepaid or deferred charges and expenses, including ad valorem taxes, leases and rentals, in each case to the extent provided or paid in connection with the Purchased Business (but excluding any deposits or prepaid or deferred charges and expenses to the extent relating to any Excluded Asset or any Excluded Liability);
(i)    subject to Section 7.03 and Section 7.12, the Permits and the Licenses set forth on Schedule 3.07 (together, the “Transferred Permits/Licenses”);
(j)    all rights of the Sellers and their Affiliates to use haul roads, utility easements and other rights of way and easements used or held for use in the operation of the Purchased Business;
(k)    the Sellers’ and their Affiliates’ interests in Dominion Terminal Associates;
(l)    all books, records, files, personnel files (to the extent relating to Transferred Employees and reasonably required by Buyer to comply with its obligations under Article 9) invoices, market research, customers, distributors and suppliers lists, promotional materials and other papers, whether in hard copy or computer format, in each case to the extent related to the Purchased Assets or the Purchased Business, including any information relating to any Tax imposed on the Purchased Assets or the Purchased Business (subject to Section 2.02(g));
(m)    all Intellectual Property Rights used or held for use primarily in connection with the conduct of the Purchased Business (collectively, the “Purchased Intellectual Property”), including: (i) the trademarks, trade names, service marks, domain names, patents and copyrights (including any issuances, registrations or applications for registration of any of the foregoing) set forth in

Schedule 2.01(m), and (i) to the extent not included in Section 2.01(g) above, all rights granted from third parties relating to any Intellectual Property Rights used or held for use primarily in connection with the conduct of the Purchased Business;
(n)    subject to Section 6.03, all Avoidance Actions against the Persons set forth on Schedule 2.01(n) (which Schedule shall (i) not include Buyer or any current or former lenders under the Credit Agreement in their capacity as such, and (ii) be delivered by Buyer on or prior to the Closing Date) with whom it is necessary, as determined by Buyer in its discretion, for Buyer to conduct business in order to operate the Purchased Business, each of which will be released and waived in the Confirmation Order;
(o)    all insurance proceeds, reserves, benefits or claims of any Seller or its Subsidiaries under the Insurance Policies to the extent relating to the Assumed Liabilities, the Purchased Assets or the Purchased Business;
(p)    all goodwill;
(q)    all claims, causes of action (other than Avoidance Actions), choses in action and rights of recovery, off-set and subrogation against third Persons, to the extent related to the Purchased Business;
(r)    all demands, reimbursements and rights of whatever nature, to the extent related to the Purchased Assets or any Assumed Liability (including rights under and pursuant to all warranties, representations and guarantees made by suppliers of products, materials or equipment or components thereof, or arising from the breach by third parties of their obligations under the Assumed Contracts);
(s)    the assets set forth on Schedule 2.01(s) (for the avoidance of doubt, the assets set forth on Schedule 2.01(s) shall be considered Purchased Assets);
(t)    all rights of Sellers and their Affiliates under non-disclosure, or confidentiality, non-compete or non-solicitation agreements to the extent related to the Purchased Business;
(u)    all other assets of Sellers or their Affiliates, except for assets that are specifically excluded in any of the foregoing clauses or in Section 2.02, primarily related to the Purchased Business; and
(v)    any and all Actions or counterclaims relating to any of the foregoing Purchased Assets and any Assumed Liabilities.
It is the intention of the Parties that Buyer or the relevant Designated Buyers acquire, lease or sublease all assets, properties and rights of Sellers or their Affiliates necessary for the operation of the Purchased Business as presently conducted, including all mining, processing, loading, transporting, marketing, and selling of coal and all reclamation activities, and the development, drilling, extraction, processing, loading, transporting and selling of natural gas (other than with respect to natural gas in or related to the PLR Complex), but excluding the Specifically Excluded Assets. Subject to Section 2.05(c), if, within twelve months after the Closing it is discovered that any assets, properties or rights of Sellers or their Affiliates, or ReorgCo and its Subsidiaries, including rights under Contracts and fractional real property interests, owned, leased or subleased by the Sellers or any of their Affiliates, other than the Specifically Excluded Assets, were not included in the Purchased Assets to be sold to Buyer or the relevant Designated Buyers, and such assets, properties or rights, individually or in the aggregate, are needed to be included as Purchased Assets in order to make the representation in Section 3.09(b) true in all respects, then the Sellers or their Affiliates, or ReorgCo and its Subsidiaries, as applicable, shall assign, convey, lease or sublease, as applicable, such assets, properties or rights to Buyer or the relevant Designated Buyers, in each case upon the reasonable request of Buyer and to the extent permitted by Applicable Law; provided, however, this obligation shall not include the assignment, conveyance, lease or sublease of any Specifically Excluded Asset other than any Contracts which the Parties may mutually agree were omitted from Schedule 2.01(g) in error and shall not require the payment by any Seller of any consent or related fee to the extent the consent of a third party is required for such assignment or conveyance. If any controlled Affiliate of the Sellers owns any asset, property or right that would have been a Purchased Asset if such Affiliate had been a Seller hereunder, the provisions of this paragraph shall apply to such asset, property or right regardless of whether it is necessary for the operation of the Purchased Assets.
In the event that any Purchased Asset is not transferred and delivered to Buyer (or the relevant Designated Buyer) at Closing either because it was not or could not be transferred by the applicable ANR Subsidiary to Alpha Natural Resources in the Subsidiary Transfers or because it otherwise was not or could not be transferred by Alpha Natural Resources at the Closing, the applicable Party or Parties will transfer and deliver such Purchased Asset to Buyer (or the relevant Designated Buyer) as promptly thereafter as possible. For the avoidance of doubt, the Purchased Assets to be sold, transferred, assigned and delivered by Alpha Natural Resources include its right to the Specified Assets as described in Section 5.13(c).
Section 2.02.    Excluded Assets. Notwithstanding anything herein to the contrary, Buyer expressly understands and agrees that the following assets and properties of the Sellers and their respective Affiliates (the “Excluded Assets”) shall be excluded from the Purchased Assets:

(a)    except as set forth in Section 2.01(h), all cash and cash equivalents other than the Included Cash;
(b)    all permits and licenses not used or held for use primarily in the conduct of the Purchased Business or the Purchased Assets;
(c)    subject to Section 2.01(o), the Insurance Policies;
(d)    all director and officer insurance policies and claims thereunder;
(e)    all books, records, files and papers, whether in hard copy or computer format, prepared in connection with this Agreement or the transactions contemplated hereby, and all personnel files (except as set forth in Section 2.01(l)) and minute books (and similar corporate records) of the Sellers and their Affiliates;
(f)    all rights of the Sellers arising under this Agreement or the transactions contemplated hereby (other than the rights of Alpha Natural Resources with respect to the Subsidiary Transfers, which shall constitute Purchased Assets);
(g)    all (i) refunds for Taxes incurred in a Pre-Closing Tax Period, including those relating to the Purchased Business or the Purchased Assets, and (ii) Tax Returns of the Sellers, in each case, together with all books and records (including working papers) exclusively related thereto (other than Tax Returns of a Continued Tax Group, which shall constitute Purchased Assets);
(h)    all Tax assets (other than any prepaid Taxes) and net operating losses of the Sellers (other than net operating losses or similar tax attributes of a Continued Tax Group, which shall constitute Purchased Assets);
(i)    subject to Section 6.03, all Avoidance Actions, or proceeds thereof, against Persons not set forth on Schedule 2.01(n) and all Avoidance Actions, or proceeds thereof, that relate solely to the Excluded Assets;
(j)    all equity interests in the Subsidiaries of Alpha Natural Resources and all equity interests in ReorgCo Parent or ReorgCo;
(k)    the other assets, properties and rights set forth on Schedule 2.02(k) (the “Specifically Excluded Assets”);
(l)    the Leases (including all prepaid royalties and un-recouped minimum royalties thereunder) set forth on Schedule 2.02(l) (collectively, the “Excluded Leases”), and the Leased Real Property subject to the Excluded Leases;

(m)    all right, title and interest of the Sellers and their Affiliates now or hereafter existing, in, to and under all Contracts (including all collective bargaining agreements to which any of the Sellers or any of their Affiliates are bound), other than (i) the Assumed Leases, (i) the Assumed Contracts and (i) any contractual rights included in the Purchased Intellectual Property (collectively, the “Excluded Contracts”) (for the avoidance of doubt, operational permits and licenses are not addressed in this Section 2.02(m));
(n)    the Seller Name;
(o)    subject to Section 5.04(b) and Section 5.04(c), all of the Sellers’ and their Affiliates’ right, title and interest in, to and under any computer programs owned by any of the Sellers or any of their Affiliates, whether in source code or object code form (and including all related documentation); and
(p)    all assets and properties of the Sellers or any of their Affiliates that are not owned, held or used primarily in the conduct of the Purchased Business.
Notwithstanding anything to the contrary in this Agreement, if any asset or property is specifically identified in Sections any of 2.01(a) through 2.01(v), a corresponding schedule or otherwise (e.g., by reference to the Liquidity Condition in Section 2.01(d)), such asset or property will be deemed for purposes of this Agreement to be used or held for use primarily in the conduct of the Purchased Business and therefore will be a Purchased Asset.
Section 2.03.    Assumed Liabilities. Except for the obligations and Liabilities specifically assumed by Buyer or the relevant Designated Buyers in this Section 2.03, Buyer and the Designated Buyers shall not be deemed to have assumed or agreed to be responsible for any Seller’s, or any of its Affiliates’, Liabilities, whether or not arising out of the ownership and operation of the Purchased Assets or the Purchased Business. Upon the terms and subject to the conditions of this Agreement, effective at the time of the Closing, Buyer shall, or shall cause the relevant Designated Buyers to, assume, become obligated for, and agree to pay and perform when due, only the following Liabilities of the Sellers (collectively, the “Assumed Liabilities”), and no other Liabilities, subject to Section 7.12:
(a)    all Liabilities of the applicable Sellers arising after the Closing Date under the Assumed Leases and the Assumed Contracts, not including Cure Costs;
(b)    all Liabilities of the Sellers arising out of or relating to (i) the Transferred Permits/Licenses, including such Liabilities thereunder arising out of or relating to all reclamation and post-mining Liabilities at the Purchased Assets, (i) any mine operating or safety compliance matters related to the condition of the Purchased Assets or the mining areas of the Purchased Business, (i) the Purchased Assets’ or the Purchased Business’ compliance with Environmental

Laws; and (i) any conditions arising from a spill, emission, release or disposal into the environment of, or human exposure to, Hazardous Materials resulting from the operation of the Purchased Assets, excluding, in each of the preceding cases (i)‑(iv), any monetary fines and penalties to the extent that such monetary fines and penalties arise from or relate to acts or omissions occurring on or before the Closing Date and can be Excluded Liabilities under Applicable Law, including any monetary fines and penalties for which the Sellers or any of their Affiliates have received a written notice of violation or notice of claim (or other notice of similar legal intent or meaning) from any Governmental Authority relating to a violation on or prior to the Closing Date (whether or not disclosed on Schedule 3.08(a) or Schedule 3.17) (such excluded fines and penalties, collectively, the “Excluded Pre-Closing Fines”) and any Excluded Off-Site Environmental Liabilities;
(c)    except as provided in Section 7.03, all Liabilities of any kind or character to the extent resulting from or arising out of or in connection with Buyer’s or the relevant Designated Buyer’s use, operation, possession or ownership of or interest in the Purchased Assets and/or Purchased Business, in each case, following the Closing, including during the Interim Period;
(d)    (i) with respect to any Transferred Employee (except as otherwise set forth in the following clause (iii)), any and all claims relating to employee health and safety, including claims for injury, sickness, disease or death, including any Workers’ Compensation Liabilities, to the extent arising out of an event or injurious exposure that occurs after the Closing Date, (ii) with respect to any Transferred Employee represented by the United Mine Workers of America (“UMWA”), other than Black Lung Liabilities, any and all claims relating to employee health and safety, including claims for injury, sickness, disease or death, to the extent arising out of an event or injurious exposure that occurs before, on or after the Closing Date, and (iii) any and all Black Lung Liabilities with respect to any Transferred Employee (including any Transferred Employee represented by the UMWA) who is employed by the Buyer or the applicable Designated Buyer for a period of not less than one year (as defined in 20 CFR § 725.101(a)(32)) if the Buyer or the applicable Designated Buyer is otherwise liable to such Transferred Employee for such Black Lung Liabilities;
(e)    all trade accounts payable arising after the Petition Date in connection with the Purchased Business to the extent such trade payables are included in the Final Working Capital Adjustment;
(f)    the Liabilities expressly assumed by Buyer pursuant to Section 9.02; and
(g)    those Liabilities specified in Schedule 2.03(g) with respect to the Consent Decrees identified in such Schedule.

Section 2.04.    Excluded Liabilities. Notwithstanding any provision in this Agreement or any other writing to the contrary, Buyer and/or the relevant Designated Buyers are assuming only the Assumed Liabilities and are not assuming any other Liability of the Sellers or any of their Affiliates of whatever nature, whether presently in existence or arising hereafter and whether or not related to the Purchased Assets or the Purchased Business. All such other Liabilities (all such Liabilities not being assumed being herein referred to as the “Excluded Liabilities”) shall, subject to the discharge under section 1141 of the Bankruptcy Code and the other terms of the Plan of Reorganization and the Confirmation Order, be retained by and remain Liabilities of NonCoreCo and its Affiliates. Notwithstanding any provision in this Agreement (including Section 2.03) or any other writing to the contrary, the Excluded Liabilities shall include the following:
(a)    all Liabilities for Taxes (i) of any Seller, its Affiliates or any of their stockholders (or members) for any Tax period (including any liability of any Seller for the Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise) or (ii) arising from or attributable to the ownership of the Purchased Assets or the operation of the Purchased Business (or of a Continued Tax Group) for any Tax period (or portion thereof) ending on or prior to the Closing Date;
(b)    any Liability of the Sellers or their Affiliates under any Indebtedness, including Indebtedness owed by any Seller to any direct or indirect Affiliate of such Seller, and any obligations or liability under debtor in possession financing incurred by the Sellers or their Affiliates during the Bankruptcy Case;
(c)    other than Liabilities that are Assumed Liabilities under Section 2.03(d), all Black Lung Liabilities and Workers’ Compensation Liabilities related to the Purchased Assets, including to and with respect to Business Employees and former employees who worked or who were employed at the Purchased Assets, including, but not limited to, any such Black Lung Liabilities and Workers’ Compensation Liabilities of the Sellers or any of their respective Affiliates with respect to any of their respective predecessors;
(d)    any Liability with respect to the Seller Transaction Expenses;
(e)    any Liability to the extent relating to or arising out of an Excluded Asset;
(f)    any Liabilities of any Seller or any of their Affiliates relating to or arising from unfulfilled commitments, quotations, purchase orders, customer orders or work orders prior to the Closing Date that (subject to the last sentence of Section 7.01(a)) are not validly and effectively assigned to Buyer and/or the relevant Designated Buyers pursuant to this Agreement;

(g)    any Excluded Pre-Closing Fines;
(h)    other than the Assumed Liabilities pursuant to Section 2.03(b), (d)(ii) and (g), any Liabilities arising out of, in respect of or in connection with the failure by any Seller or any of its Affiliates to comply with any Applicable Law or order by any Governmental Authority;
(i)    other than the Assumed Liabilities pursuant to Section 2.03(a), any Liability under the Assumed Contracts and the Assumed Leases arising out of or relating to events, breaches or defaults thereunder occurring on or prior to the Closing Date (including all Cure Costs);
(j)    any Liability with respect to any coal sales, natural gas sales in any way related to the PLR Complex (it being understood that certain of such Liabilities have been assigned to the purchaser of such assets pursuant to the PLR Order and the agreements attached thereto and are not being retained by or remaining Liabilities of NonCoreCo and its Affiliates) or other goods sold or any service provided by the Sellers or their Affiliates, including any such Liability or obligation (i) pursuant to any express or implied representation, warranty, agreement, coal specification undertaking or guarantee made by any Seller or any Affiliate of such Seller, or alleged to have been made by any Seller or any Affiliate of such Seller, (ii) imposed or asserted to be imposed by operation of Applicable Law or (iii) pursuant to any doctrine of product liability;
(k)    other than the Assumed Liabilities pursuant to Section 2.03(a), (b), (d)(ii) and (g), any Liability with respect to any Action to the extent arising out of or relating to the operation of the Purchased Business or pertaining to the Purchased Assets, in each case prior to Closing;
(l)    any Liability (whether arising before, on or after Closing) with respect to any employee or former employee of any Seller or any Affiliate of any Seller (or any individual who applied for employment with any Seller) who is not a Transferred Employee;
(m)    other than Liabilities that are Assumed Liabilities under Section 2.03(d) or Section 2.03(f), any Liability that relates to any Transferred Employee arising out of or relating to events occurring on or prior to the Closing Date;
(n)    other than as set forth in Section 2.03(e), all trade accounts payable, all accrued operating expenses and other current liabilities of the Sellers related to the Purchased Business;
(o)    other than Liabilities that are Assumed Liabilities under Section 2.03(d) or Section 2.03(f), any Liability arising under, relating to or with respect to any employee benefit plan, policy, program, agreement or arrangement at any time maintained, sponsored or contributed to by any Seller or any ERISA

Affiliate, or with respect to which any Seller or any ERISA Affiliate has any liability, including with respect to any underfunded pension liability to any employee benefit plan, the PBGC, IRS or Department of Labor or otherwise;
(p)    any Liability arising under, relating to or with respect to any multi-employer pension plan;
(q)    other than Liabilities that are Assumed Liabilities under Section 2.03(d) or Section 2.03(f), any Liabilities to any current or former employee of any Seller or any of its Affiliates or any beneficiary thereof, relating to any employee benefits or compensation arrangement;
(r)    other than Liabilities that are Assumed Liabilities under Section 2.03(f), any Liability under any employment, collective bargaining, severance, retention or termination agreement or arrangement with any employee, consultant or contractor (or its Representatives) of any Seller or any of its Affiliates;
(s)    any Liabilities pursuant to Environmental Law arising from or related to any use, transportation, release, treatment, storage or disposal of, or human exposure to, Hazardous Materials at any location not included in the Purchased Assets (the “Excluded Off-Site Environmental Liabilities”);
(t)    except as specified in Section 2.03(g), all Liabilities under any Consent Decree, including all Liabilities for any stipulated penalties under any Consent Decree to the extent such penalties arise from or relate to events occurring pre-Closing; and
(u)    any Liability arising under, relating to or with respect to the Restructuring Steps, other than any Liability for the failure of Buyer or any of its Subsidiaries to perform any Restructuring Step that is expressly to be performed by Buyer or any of its Subsidiaries (for the avoidance of doubt, a Liability shall not be deemed to arise under, relate or exist with respect to the Restructuring Steps solely because it is transferred pursuant to the Restructuring Steps).
Section 2.05.    Assignment of Assumed Contracts and Rights; Cure Amounts. (a) Alpha Natural Resources shall transfer and assign or cause to be transferred and assigned all Assumed Contracts and Assumed Leases to Buyer or the relevant Designated Buyers, as applicable, and Buyer shall, or shall cause the relevant Designated Buyers to, assume all Assumed Contracts and Assumed Leases from Alpha Natural Resources, as of the Closing Date pursuant to section 365 of the Bankruptcy Code and the Confirmation Order. Buyer shall, and shall cause the relevant Designated Buyers to, comply with all requirements of section 365 of the Bankruptcy Code necessary to permit such assignment and/or assumption. In connection with such assignment and/or assumption, Sellers shall cure all defaults under such Assumed Contracts and Assumed Leases to the extent required by section 365(b) of the Bankruptcy Code (such amounts, including any amount that is determined after Closing to be required, the “Cure Costs”) on or prior to the Closing; provided that, any amount of Cure Costs that are disputed as of Closing, or are determined after Closing to be required, shall be paid by Sellers within a reasonable amount of time after such dispute or determination is finally resolved or made or as otherwise required by the Plan of Reorganization and the Confirmation Order. The proposed Cure Costs for each Assumed Contract are set forth opposite the name of each Assumed Contract set forth on Schedule 2.01(g) and for each Assumed Lease are set forth opposite the name of each Assumed Lease set forth on Schedule 3.06(a)(i).
(b)    The Confirmation Order shall provide that as of and conditioned on the occurrence of the Closing, Alpha Natural Resources shall assign or cause to be assigned to Buyer, or the relevant Designated Buyers, as applicable, the Assumed Contracts and the Assumed Leases, each of which shall be identified by the name or appropriate description and date of the Assumed Contract (if available) and the Assumed Lease, the counterparties to the Assumed Contract and the Assumed Lease and the address of such counterparties for notice purposes, all included on an exhibit attached to either a Cure Notice or a separate motion for authority to assume and assign such Assumed Contracts and Assumed Leases. Such exhibit shall also set forth the amounts necessary to cure any defaults under each of the Assumed Contracts and the Assumed Leases as determined by the Sellers based on the Sellers’ books and records or as otherwise determined by the Bankruptcy Court.
(c)    Notwithstanding anything herein to the contrary, to the extent the assignment of any Assumed Contract, Assumed Lease or Transferred Permit/License to Alpha Natural Resources as part of the Subsidiary Transfers or to Buyer at the Closing, or the ownership or operation of any Purchased Asset by Alpha Natural Resources or Buyer, as applicable, is, after giving effect to sections 363 and 365 of the Bankruptcy Code, not permitted by law or not permitted without a License or the consent of another Person, and such restriction cannot be effectively overridden or canceled by the Confirmation Order or other related order of the Bankruptcy Court, then the applicable instrument of transfer for the Subsidiary Transfers or this Agreement, as applicable, shall not constitute an agreement to assign or an assignment or transfer of the same (each a “Removed Asset”), and (subject to Section 7.01) the Sellers and Buyer shall use commercially reasonable efforts to obtain any such required License or consent(s) and once obtained, such Removed Asset will be assigned and assumed to Alpha Natural Resources or to Buyer, as applicable, as though it were one of the Assumed Leases, Assumed Contracts or other Purchased Assets, as applicable. These commercially reasonable efforts shall not require any material payment or other material consideration from any Seller, Buyer or any Designated Buyer (other than the Cure Costs, which shall be the responsibility of the Sellers), and any such consent shall contain terms and conditions acceptable to the Parties. For the avoidance of doubt, the term “material” in the prior sentence means material in the context of the relevant Removed Asset. If any such License or consent shall not be obtained, or if any attempted assignment would be ineffective or would impair Buyer’s or any Designated Buyer’s rights under the Purchased Asset in question, the Sellers and Buyer shall, subject to any approval of the Bankruptcy Court that may be required, use commercially reasonable efforts for a reasonable period of time following the Closing, or until such earlier time as the Sellers liquidate, wind-down or otherwise cease operations, to obtain for Buyer or the relevant Designated Buyer, as applicable, the benefits and burdens thereunder; provided, that in no event shall the Buyer or any Designated Buyer be obligated to accept any amendment to the terms of any Transferred Permit/License or any additional conditions with respect to any Transferred Permit/License. These commercially reasonable efforts shall not require any material payment or other material consideration from any Seller, Buyer or any Designated Buyer (other than the Cure Costs, which shall be the responsibility of Seller). For the avoidance of doubt, the term “material” in the prior sentence means material in the context of the relevant Removed Asset. Nothing in this Section 2.05(c) will limit or constitute a waiver of Section 10.02(f) or Section 10.02(g).
(d)    Notwithstanding anything in this Agreement to the contrary, Buyer may, from time to time in its discretion, at any time prior to the earlier of (x) the date that is two Business Days prior to the Closing Date or (y) the date on which the Plan of Reorganization, the Bankruptcy Code or the Bankruptcy Court would require a determination to assume or reject such Contract or Lease, amend or revise Schedule 3.06(a)(i), Schedule 2.01(g), Schedule 2.02(l) or Schedule 3.07 in order to (i) add any Lease (or, in the case of Schedule 2.02(l), remove any Lease), equipment, fixed asset or other tangible asset, Permit, License or Contract, as applicable, to such Schedules; provided that such Lease, equipment, fixed asset or other tangible asset, Permit, License or Contract is owned, used or held for use by Sellers or their Affiliates primarily in connection with the Purchased Business, or (ii) eliminate any Lease, equipment, fixed asset or other tangible asset, Permit, License or Contract, as applicable, from such Schedules. Automatically upon the deletion of any Lease from Schedule 2.02(l) or the addition of any Lease, equipment, fixed asset or other tangible asset, Permit, License or Contract to Schedule 3.06(a)(i), Schedule 2.01(g) or Schedule 3.07(a), as applicable, by the Buyer in accordance with the previous sentence, such Lease shall be an Assumed Lease, such Contract shall be an Assumed Contract, such equipment, fixed asset or other tangible asset shall be a Purchased Asset and such Permit or License shall be a Transferred Permit/License, as applicable, for all purposes of this Agreement. Automatically upon the addition of any Lease to Schedule 2.02(l) or the deletion of any Equipment, Fixed Asset or other tangible asset, Permit, License or Contract from Schedule 3.06(a)(i), Schedule 2.01(g) or Schedule 3.07(a) by the Buyer in accordance with the first sentence of this Section 2.05(d), such Lease shall be an Excluded Lease, such Contract shall be an Excluded Contract, such equipment, fixed asset or other tangible asset shall be an Excluded Asset and such Transferred Permit/License shall no longer be a Transferred Permit/License for all purposes of this Agreement, and no Liabilities arising thereunder or relating thereto shall be assumed by the Buyer or any Designated Buyer or be the obligation, liability, or responsibility of Buyer or any Designated Buyer. If any Lease is added to the list of Assumed Leases or any Contract is added to the list of Assumed Contracts, then the Sellers shall take such steps as are reasonably necessary to cause such Lease or such Contract, as the case may be, to be assumed and assigned to Alpha Natural Resources and then to Buyer or a relevant Designated Buyer as promptly as possible at or following the Closing (subject to any required approvals of the Bankruptcy Court). Notwithstanding anything in this Agreement to the contrary, if any amendment or revision to the Disclosure Schedules requires, in Buyer’s discretion, an amendment to Schedule A, the Parties and the applicable subsidiary of Alpha Natural Resources will execute such an amendment making such subsidiary a ANR Subsidiary for all purposes under this Agreement.
Section 2.06.    Purchase Price; Allocation of Purchase Price. On the terms and subject to the conditions set forth in this Agreement, Buyer shall, on its own behalf and as agent for the relevant Designated Buyers, as consideration for the Purchased Assets, in addition to the assumption by Buyer of the Assumed Liabilities and the Credit Release, issue and deliver to Alpha Natural Resources the following (together with the Credit Release, the “Purchase Price”):
(i)    10,000,000 shares of the Buyer’s common stock, par value $0.01 per share (“Buyer Common Stock”), representing 100% of the issued and outstanding Buyer Common Stock (after giving effect to the Buyer Common Stock Redemption) (the “Buyer Purchase Price Common Stock”);
(ii)    warrants to acquire 810,811 shares of Buyer Common Stock, substantially in the form attached as Exhibit K hereto (the “Buyer Warrants”);
(iii)    a promissory note or loan substantially in the form attached as Exhibit L hereto (the “Buyer Takeback Paper”); and
(iv)    a promissory note substantially in the form attached as Exhibit M hereto (the “GUC Distribution Note” and, together with the Buyer Purchase Price Common Stock, the Buyer Warrants and the Buyer Takeback Paper, the “Buyer Securities”).
The Purchase Price shall be delivered as provided in Section 2.10(a) and will be subject to adjustment as set forth in Section 2.11. For the avoidance of doubt, under no circumstances shall Buyer or any of its Affiliates be obligated to pay cash in satisfaction of the Purchase Price, except as may be required by Section 2.11.

Section 2.07.    Coal Inventory. (a) For purposes of calculating the coal inventory at the Mining Complexes included in the Purchased Assets as of the Closing Date (in the aggregate and at each Mining Complex) for purposes of calculating the amount of Working Capital and satisfying the Minimum Coal Inventory Condition, the Parties shall jointly engage a reputable third-party engineer or engineering firm that is knowledgeable in determining coal inventory and mutually acceptable to the Parties (the “Inventory Inspector”) to determine the coal inventory as of the Closing Date by conducting a visual flight inspection at such locations no more than five Business Days prior to the Closing Date, a report of which shall be delivered to the Parties immediately thereafter.
(b)    The volume of coal inventory at the Mining Complexes included in the Purchased Assets as of the Closing Date for purposes of calculating the Working Capital and satisfying the Minimum Coal Inventory Condition (the “Closing Date Coal Inventory Volume”) shall be an amount (in Tons) equal to (x) the amount (in Tons) of coal inventory, in the aggregate, determined by the Inventory Inspector and included in the report delivered to the Parties, minus (y) the aggregate amount (in Tons) of all coal inventory actually shipped to third parties (or where title otherwise passes) during the period beginning immediately following the Inventory Inspector’s inspection of the coal inventory until 12:00 a.m. on the Closing Date plus (z) the amount (in Tons) of coal inventory that is part of the Purchased Assets and as of 12:00 a.m. on the Closing Date is located at, or in transit to, Dominion Terminal Associates, CSX Terminal (Baltimore), Three Rivers Marine Terminal or Lamberts Point, other than coal inventory that was shipped from a Mining Complex after the Inventory Inspector’s inspection of the coal inventory (the coal in this clause (z), the “Off-Site Coal Inventory”); provided, that for purposes of determining whether the Minimum Coal Inventory Condition has been satisfied, any Off-Site Coal Inventory will be allocated to the Mining Complex from which such coal inventory originated.
(c)    The Inventory Inspector’s determinations of the amount of coal inventory as of the date of the visual flight inspection shall be final and binding on the Parties unless they mutually agree to an adjustment due to an error in the Inventory Inspector’s calculation that is apparent on the face of such calculation. CoreCo, on the one hand, and NonCoreCo, on the other hand, shall each bear fifty percent (50%) of the fees and expenses of the Inventory Inspector.
Section 2.08.    Closing. The closing (the “Closing”) of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities hereunder shall take place at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, as soon as possible, but in no event later than five Business Days, after satisfaction (or, to the extent permissible, waiver by the Party or Parties entitled to their benefit) of the conditions set forth in Article 10 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing), or at such other time or place as Buyer and the Sellers may agree. For purposes of determining any rights or obligations of the Parties that are determined as of the Closing, subject to Section 2.13, the Closing will be deemed to be effective as of 12:00 am on the Closing Date.
Section 2.09.    Delivery of Purchased Assets and Procedure at Closing. At the Closing, Alpha Natural Resources (including with respect to the transfer of beneficial ownership of the Specified Assets), the Applicable ANR Subsidiaries (solely with respect to the transfer of legal title to the Specified Assets to Buyer or the Designated Buyers at Closing) and ReorgCo, as applicable, shall deliver to Buyer and/or the relevant Designated Buyers (unless previously delivered) the following:
(a)    evidence reasonably satisfactory to Buyer that the Pre-Closing Restructuring Steps have been completed, including evidence reasonably satisfactory to Buyer that the Subsidiary Transfers have been completed and that good and marketable title to the Purchased Assets free and clear of all Encumbrances other than Permitted Encumbrances, is vested in Alpha Natural Resources (or, with respect to the Specified Assets, in the ANR Subsidiaries for the benefit of Alpha Natural Resources consistent with Section 5.13(c));
(b)    evidence reasonably satisfactory to Buyer that the Liquidity Condition is satisfied as of the Closing Date;
(c)    evidence reasonably satisfactory to Buyer that the Minimum Coal Inventory Condition is satisfied as of the Closing Date;
(d)    the Included Cash, by wire transfer in United States dollars to an account designated by written notice from Buyer to Alpha Natural Resources no later than five Business Days prior to Closing;
(e)    the General Assignments and Bills of Sale for the Purchased Assets duly executed by Alpha Natural Resources (and, to the extent relating to Specified Assets, the applicable ANR Subsidiaries);
(f)    the Lease Assignment and Assumption Agreements for the Assumed Leases and Purchased Leased Real Property duly executed by Alpha Natural Resources;
(g)    the Contracts Assignment and Assumption Agreements for the Assumed Contracts duly executed by Alpha Natural Resources;
(h)    a special warranty or limited warranty deed (or similar deed to convey title with warranties limited only to grantor’s acts in a particular jurisdiction where the Owned Real Property is located) to the Owned Real Property in recordable form, duly executed by Alpha Natural Resources;

(i)    all documents of title and instruments of conveyance (duly executed by Alpha Natural Resources) necessary to transfer record and/or beneficial ownership to Buyer and/or the relevant Designated Buyers of all automobiles, trucks and trailers owned by Alpha Natural Resources (and any other Purchased Assets owned by Alpha Natural Resources which require execution, endorsement and/or delivery of a document in order to vest record or beneficial ownership thereof in Buyer and/or the relevant Designated Buyers) which are included in the Purchased Assets;
(j)    the Permit Transfer Agreements duly executed by the applicable Sellers;
(k)    the IP Assignment Agreements duly executed by Alpha Natural Resources;
(l)    the Running Right Trademark License duly executed by Alpha Natural Resources and ReorgCo;
(m)    the Transition Services Agreement duly executed by Alpha Natural Resources and ReorgCo;
(n)    by reasonable advance notice, such other deeds, endorsements, assignments and other instruments (duly executed by Alpha Natural Resources) as are reasonably necessary in the industry of the Purchased Business to vest in Buyer and/or the relevant Designated Buyers good and marketable title to the Purchased Assets free and clear of all Encumbrances other than Permitted Encumbrances, except for special or limited warranty of title as to the Owned Real Property;
(o)    a certificate, dated the Closing Date and signed by an authorized officer of Alpha Natural Resources pursuant to Section 10.02(c) hereof;
(p)    a copy of the Confirmation Order entered by the Bankruptcy Court;
(q)    to the extent not located at facilities included in the Purchased Assets and in the possession of Alpha Natural Resources, original execution copies of all Assumed Leases;
(r)    the certificates contemplated by Section 8.01(e);
(s)    the Workers Compensation and Black Lung Benefits Administration Agreement, duly executed by the applicable Sellers and ReorgCo; and
(t)    all other documents required to be delivered by the Sellers on or prior to the Closing Date pursuant to this Agreement.

Section 2.10.    Buyer’s Deliveries at Closing. At the Closing, unless previously delivered, Buyer and/or the relevant Designated Buyers shall deliver to Alpha Natural Resources or ReorgCo, as applicable:
(a)    certificates representing the Buyer Purchase Price Common Stock;
(b)    the Buyer Warrants;
(c)    the Buyer Takeback Paper;
(d)    the GUC Distribution Note;
(e)    the General Assignments and Bills of Sale for the Purchased Assets duly executed by Buyer and/or the relevant Designated Buyers;
(f)    the Lease Assignment and Assumption Agreements to Buyer for the Assumed Leases and Purchased Leased Real Property duly executed by Buyer and/or the relevant Designated Buyers;
(g)    the Contracts Assignment and Assumption Agreements for the Assumed Contracts duly executed by Buyer and/or the relevant Designated Buyers;
(h)    the Permit Transfer Agreements duly executed by Buyer and/or the relevant Designated Buyers;
(i)    the IP Assignment Agreements duly executed by Buyer and/or the relevant Designated Buyers;
(j)    the Transition Services Agreement, duly executed by Buyer and/or the relevant Designated Buyers;
(k)    to the extent not previously delivered, binding commitments from sureties sufficient to provide the Scheduled Bonding (it being understood that failure to deliver any such commitments shall not be considered a breach of this Agreement but any such failure to so deliver shall be a failure of the condition set forth in Section 10.03(a))
(l)    a copy of the Confirmation Order entered by the Bankruptcy Court;
(m)    a certificate, dated the Closing Date and signed by the Chief Executive Officer or Chief Financial Officer of Buyer pursuant to Section 10.03(c) hereof;
(n)    the Workers Compensation and Black Lung Benefits Administration Agreement, duly executed by Buyer and/or the relevant Designated Buyers; and

(o)    all other documents required to be delivered by Buyer and/or the relevant Designated Buyers on or prior to the Closing Date pursuant to this Agreement.
Section 2.11.    Purchase Price Adjustment. (a) Within 30 days after the ReorgCo Transfers Closing Date, CoreCo will prepare and provide to NonCoreCo a written statement (the “Proposed Final Closing Statement”) setting forth in reasonable detail CoreCo’s proposed final determination of the Working Capital Adjustment, which will be prepared in a manner consistent with the respective definitions thereof as set forth herein. The amount of coal inventory included in the Working Capital Adjustment will be determined in accordance with Section 2.07 and Exhibit J. CoreCo will cooperate with NonCoreCo and its Representatives in NonCoreCo’s review of the Proposed Final Closing Statement in a manner that will not unreasonably interfere with CoreCo’s and its Affiliates’ business. For purposes of such review, CoreCo will provide NonCoreCo and its Representatives reasonable access at reasonable times and upon reasonable prior notice to the books and records of CoreCo for such purpose.
(b)    The Proposed Final Closing Statement will be final, conclusive and binding on the Parties unless NonCoreCo provides a written notice (a “Dispute Notice”) to CoreCo no later than the 10th day after delivery of the Proposed Final Closing Statement setting forth in reasonable detail (i) any item (other than the amount of coal inventory, subject to the following sentence) on the Proposed Final Closing Statement which NonCoreCo disputes or otherwise believes has not been prepared in a manner consistent with the applicable definition thereof as set forth herein and (ii) the alternative amount calculated by NonCoreCo with respect to such item in a manner consistent with the applicable definition thereof as set forth herein. NonCoreCo shall not be entitled to dispute the amount of coal inventory absent manifest error by CoreCo in regard thereto in connection with the preparation of the Proposed Final Closing Statement. Any item or amount to which no dispute is raised in a Dispute Notice timely delivered will be final, conclusive and binding on the Parties as of the end of such 10th day.
(c)    CoreCo and the NonCoreCo Representative will attempt to resolve any matters raised in a Dispute Notice in good faith, and any matter as to which CoreCo and the NonCoreCo Representative agree will be final, conclusive and binding on the Parties. Beginning on the 10th day after delivery of the Dispute Notice, either CoreCo or NonCoreCo may provide written notice to the other that it elects to submit the disputed items to a nationally recognized independent accounting firm chosen by mutual agreement of NonCoreCo and CoreCo (the “Arbitrator”) to resolve any disputes with respect to the Working Capital Adjustment; provided that if the parties cannot agree on the identity of the Arbitrator within five days after such written notice, either Party may elect to have the Arbitrator designated by the President of the American Arbitration Association, in which case the Parties agree that the Arbitrator will be the Person

(s) selected by the President of the American Arbitration Association. The Arbitrator will promptly in accordance with the rules set forth in the Arbitrator’s engagement letter and its customary practices, review only those items and amounts specifically set forth and objected to in the Dispute Notice and that are still in dispute. The Arbitrator shall deliver to CoreCo and NonCoreCo, as promptly as practicable and in any event within 15 days after being engaged, a written report setting forth such calculation. The Arbitrator shall not assign a value to any item in dispute that is greater than the greatest value proposed by CoreCo or NonCoreCo or less than the lowest value proposed by CoreCo or NonCoreCo as set forth in the Proposed Final Closing Statement and the Dispute Notice, respectively. The cost of such review and report shall be borne by CoreCo, on the one hand, and NonCoreCo, on the other hand in inverse proportion as they may prevail on matters resolved by the Arbitrator. The decision of the Arbitrator with respect to the disputed items of the Proposed Final Closing Statement submitted to it will be final, conclusive and binding on the Parties. Each of the Parties to this Agreement agrees to use its reasonable best efforts to cooperate with the Arbitrator (including by executing a customary engagement letter reasonably acceptable to the Arbitrator and the Parties) and to cause the Arbitrator to resolve any such dispute as soon as practicable after the commencement of such Arbitrator’s engagement. The amount of the Working Capital Adjustment as finally determined pursuant to Section 2.11(b) or Section 2.11(c), as applicable, is referred to as the “Final Working Capital Adjustment”.
(d)    Promptly, and in any event no later than the fifth Business Day after the determination of the Final Working Capital Adjustment:
(i)    if the Final Working Capital Adjustment is a positive number, CoreCo shall pay to NonCoreCo an amount in cash equal to the absolute value of such sum by wire transfer of immediately available funds to an account designated by NonCoreCo in writing; and
(ii)    if the Final Working Capital Adjustment is a negative number, NonCoreCo shall, and shall cause their Affiliates to, pay to CoreCo an amount in cash equal to the absolute value of such sum by wire transfer of immediately available funds to an account designated by CoreCo in writing.
(e)    The Parties will treat any adjustment payment received pursuant to this Section 2.11 as an adjustment to the Purchase Price for Tax purposes.
Section 2.12.    Withholding. Each Party shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as such Party is required to deduct and withhold under the Code, or any Tax law, with respect to the making of such payment. To the extent that amounts are so deducted and withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. If any Party determines that any deduction or withholding is required in respect of any amount otherwise payable pursuant to this Agreement, then such Party shall provide written notice to the Person to receive such payment at least 5 Business Days prior to the date on which such payment is to be made with a written explanation substantiating the requirement to deduct and withhold, and such Party shall provide such Person the opportunity within such 5 Business Day period to review and comment on such written explanation and to provide forms or other evidence that would exempt such payment from deduction or withholding. After consultation with NonCoreCo pursuant to the immediately preceding sentence, should CoreCo be required by law to deduct or withhold any amount from the consideration otherwise payable pursuant to this Agreement, NonCoreCo shall pay to CoreCo a sum in cash equal to the amount so required to be deducted or withheld. In no circumstance shall the consultation requirement restrict any Party from deducting or withholding any amount as required by law.
Section 2.13.    Simultaneous Transactions. All actions taken and transactions consummated at the Closing shall be deemed to have occurred simultaneously, and no such transaction shall be considered consummated unless all are consummated; provided that, for the avoidance of doubt, the Restructuring Steps shall, or shall be deemed to, occur at the times and in the sequence set forth in Schedule B.
Section 2.14.    Supplemental Assignments. As reasonably required by a Party in order to effectuate the transactions contemplated by this Agreement, each Party shall also execute and deliver at (and after) the Closing such other assignments, bills of sale, certificates of title and other documents, and shall take such other actions, as are necessary or appropriate, to transfer the Purchased Assets to Buyer and/or the relevant Designated Buyers and otherwise implement and make effective the transactions contemplated by this Agreement.
Section 2.15.    Designated Buyers. The Buyer shall be entitled to designate, in accordance with the terms and subject to the limitations set forth in this Section 2.15, one or more Subsidiaries to (i) purchase specified Purchased Assets (including specified Assumed Contracts and Assumed Leases), (i) assume specified Assumed Liabilities, and/or (i) employ certain Transferred Employees on and after the Closing Date (any such Subsidiary of Buyer that shall be properly designated by Buyer in accordance with this clause, a “Designated Buyer”); it being understood and agreed, however, that any such right of Buyer to designate a Designated Buyer is conditioned upon (v) such Designated Buyer executing and delivering to Alpha Natural Resources and ReorgCo a counterpart to this Agreement, (w) such Designated Buyer jointly and severally undertaking the obligations and liabilities of Buyer under this Agreement with respect to the relevant Purchased Assets, Assumed Liabilities and/or Transferred Employees, (x)

such Designated Buyer being able to perform the applicable covenants under this Agreement, including Section 2.05 and Article 9 (and make the same representations and warranties as Buyer has made in Section 4.05 and Section 4.08 to the extent relating to the relevant portion of the Purchased Business or the Purchased Assets being acquired by such Designated Buyer), and demonstrate satisfaction of the applicable requirements of section 365 of the Bankruptcy Code (to the extent applicable), including the provision of adequate assurance for future performance, with respect to the applicable Assumed Contracts and the Assumed Leases, (y) any such designation not creating any Liability (including any Liability relating to Taxes) for the Sellers or their Affiliates that would not have existed had Buyer purchased the Purchased Assets, assumed the Assumed Liabilities and/or employed the Transferred Employees, and which Liability is (i) not fully reimbursed by or on behalf of Buyer prior to or at the Closing or (ii) a Liability for which Buyer or the applicable Designated Buyer agrees, at its election, to provide an indemnity reasonably acceptable to Seller, and (z) such designation not reasonably being expected to materially delay, prevent or hinder the consummation of the transactions contemplated by this Agreement. No such designation shall relieve Buyer of any of its obligations hereunder. Any breach hereof by a Designated Buyer shall be deemed a breach by Buyer. The above designation shall be made by Buyer by way of a written notice to be delivered to Sellers’ Representative as soon as reasonably practicable after the date hereof and in no event later than the fifth day prior to the Closing Date, which written notice shall contain appropriate information about the Designated Buyer(s) and shall indicate which Purchased Assets, Assumed Liabilities and Transferred Employees Buyer intends such Designated Buyer(s) to purchase, assume and/or employ, as applicable, hereunder.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE SELLERS AND REORGCO
Except as set forth in the Disclosure Schedule and subject to Section 12.13, each Seller and ReorgCo represents and warrants, on a joint and several basis with the other Sellers and ReorgCo, to Buyer, as of the date of this Agreement and as of the Closing Date, that:
Section 3.01.    Corporate Existence and Power. Such Seller and ReorgCo is a corporation, limited partnership or limited liability company, as applicable, duly incorporated or duly formed, as applicable, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, as applicable, and each Seller has all corporate or limited liability company powers and all governmental licenses, authorizations, qualifications, permits, consents and approvals required to carry on the Purchased Business as now conducted by such Seller, except for those licenses, authorizations, qualifications, permits, consents and approvals the absence of which would not, individually or in the aggregate, reasonably be expected to be material to the Purchased Business or materially delay or impair any of the transactions contemplated hereby.
Section 3.02.    Corporate Authorization. The execution, delivery and performance by such Seller and ReorgCo of this Agreement and each Transaction Document and the consummation of the transactions contemplated hereby and thereby are within such Seller’s and ReorgCo’s corporate, limited partnership or limited liability company, as applicable, powers and have been duly authorized by all necessary corporate or limited liability company, as applicable, action on the part of such Seller or ReorgCo. Subject to the entry of the Confirmation Order with respect to the Sellers, this Agreement constitutes, and the Transaction Documents to which such Seller and ReorgCo is a party, when executed and delivered by such Seller and ReorgCo will constitute, the valid and binding obligations of such Seller and ReorgCo enforceable against such Seller and ReorgCo in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights and general principles of equity that restrict the availability of equitable remedies.
Section 3.03.    Governmental Authorization. The execution, delivery and performance by such Seller and ReorgCo of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby require no filing, application or registration with, or consent, authorization or approval of or other action by or in respect of, any Governmental Authority other than (i) compliance with any applicable requirements of the HSR Act; (i) filings with, and the appropriate approvals of, the Bankruptcy Court; (i) the transfer or reissuance of the Transferred Permits/Licenses as contemplated by Section 7.03; and (i) any such filing, application, registration, consent, authorization, approval or other action as to which the failure to make or obtain would not reasonably be expected to be material to the Purchased Business or materially delay or impair any of the transactions contemplated hereby.
Section 3.04.    Noncontravention. Except as set forth on Schedule 3.04, after giving effect to the Confirmation Order, the execution, delivery and performance by such Seller and ReorgCo of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby do not and will not (i) conflict with or violate any terms, conditions or provisions in the certificate of incorporation, certificate of formation, bylaws or limited liability company operating agreement (or comparable organizational documents), as applicable, of such Seller or ReorgCo, (i) assuming compliance with the matters referred to in Section 3.03, conflict with or violate any term or provision of Applicable Law, (i) require any consent or other action by any Person under or constitute (with due notice or lapse of time or both) a default (or give rise to any right of termination, right of first refusal or similar right, cancellation or acceleration of any obligation) under any Assumed Contract, Assumed Lease or any other Contract of any Seller or any of their Affiliates or (i) result in the creation or imposition of any Encumbrance, other than a Permitted Encumbrance, upon any of the Purchased Assets under any agreement to which any Seller, any of its Affiliates or its or their properties may be bound, with such exceptions, in the case of clauses (iii) and (iv), as would not, individually or in the aggregate, reasonably be expected to be material to the Purchased Business or materially delay or impair any of the transactions contemplated hereby.
Section 3.05.    Owned Real Property. (a) Schedule 3.05(a) sets forth an accurate and complete list of all real property owned by Sellers or any of their Affiliates and used or held for use primarily in connection with the Purchased Business. The property maps attached to Schedule 3.05(a) depict in a materially accurate manner the location and boundaries of the Owned Real Property. True and complete copies of the following have been made available to Buyer prior to the date hereof: (i) all material deeds, title insurance policies, title insurance commitments, title reports, title opinions, title abstracts, maps and surveys relating to the Purchased Real Property in the Seller’s or its Affiliates’ possession, and (i) all documents evidencing recorded and unrecorded Encumbrances upon the Purchased Real Property in the Seller’s or its Affiliates’ possession.
(b)    Subject to the standard warranty limitations as set forth in a special or limited warranty deed, the Sellers have good and marketable title to the Owned Real Property, free and clear of all Encumbrances, except Permitted Encumbrances.
(c)    The Sellers have, and at the Closing Alpha Natural Resources will have, the right to sell, transfer and convey the Owned Real Property to Buyer and/or the relevant Designated Buyers.
(d)    The Sellers have obtained all material easements and rights of way, required to use and operate the Owned Real Property in all material respects in the manner in which the Owned Real Property is currently being used and operated or is currently intended to be used and operated in connection with the Purchased Business. Except as set forth on Schedule 3.05(d), no Seller has since January 1, 2013, received written notice from any Governmental Authority stating an intention to cancel, suspend or modify any material approvals, licenses or permits relating to the Owned Real Property, and no Seller has received such a notice prior to such date that has not been resolved in all material respects.
(e)    No Seller has since January 1, 2013 received written notice of any proposed special assessment which would reasonably be expected to materially affect any of the Owned Real Property, and no Seller has received such a notice prior to such date that has not been resolved in all material respects.
(f)    Except as set in forth in Schedule 3.05(f), no Seller has received written notice of, and no Seller has Knowledge of, any claims, causes of action,

lawsuits or legal proceedings pending or, to the Knowledge of any Seller, threatened regarding the ownership, use or possession of the Owned Real Property, including subsidence claims, condemnation, expropriation or similar proceedings, that, in any such case, would reasonably be expected to be material to the Purchased Business. To the Knowledge of Sellers, no Seller’s use and operation of the Owned Real Property in the ordinary course of business as currently conducted violates, in any material respect, any Applicable Laws, and all facilities on the Owned Real Property are constructed, occupied and used by the Sellers in compliance, in all material respects, with all Applicable Laws.
(g)    Except as set forth in Schedule 3.06(a)(i), no Seller is party to any lease or assignment under which such Seller is a lessor or sublessor with respect to the Owned Real Property, and the Owned Real Property is not made available for use by any third party.
(h)    Except as set forth in Schedule Section 3.05(h), there are no outstanding options or rights of first refusal to purchase any of the Owned Real Property or any interest therein.
Section 3.06.    Leases and Leased Real Property. (a) Schedule 3.06(a)(i) contains a true and complete list of (x) all the Leases held by the Sellers or any of their Affiliates and used by any Seller or any Affiliate of such Seller in the operation of the Purchased Business and (y) recording information for the Assumed Leases that have been recorded, and, to the Knowledge of the Sellers, the Assumed Leases have not been amended or modified, assigned or subleased except as set forth on Schedule 3.06(a)(i). Except as to the Nicholas Complex, which is addressed in Section 7.12, to the Knowledge of the Sellers, the property maps attached to Schedule 3.06(a)(i) include a depiction in a materially accurate manner of the location and boundaries of the Purchased Leased Real Property. Schedule 3.06(a)(ii) contains a true and complete list of (x) each application by any Seller or any of its Affiliates for a lease from the U.S. government or any agency or instrumentality thereof that is in progress and that is intended to be used or held for use in connection with the Purchased Business and (y) any such lease currently used or held for use by any Seller or any of its Affiliates. Schedule 3.06(a)(iii) contains a true and complete list of all prepaid royalties and un-recouped minimum royalties for each Assumed Lease as of January 31, 2016. A true and complete copy of each Assumed Lease, including all material amendments and exhibits, has heretofore been made available to Buyer. Each of the Assumed Leases is in full force and effect and constitutes a valid and binding obligation of each applicable Seller and, to such Seller’s Knowledge, the other parties thereto. The leasehold estate created by each Assumed Lease is free and clear of all Encumbrances created by, through or under the applicable Seller other than Permitted Encumbrances. Except as disclosed in Schedule 3.06(a)(iv), there are no material defaults, breaches or uncured violations by any Seller under any of the Assumed Leases, including any lost coal events or lost natural gas events, and no event has occurred that (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute a material default, breach or uncured violation by any Seller under any Assumed Lease, including any lost coal events or lost natural gas events, except for any such defaults or breaches that would be cured through payment of the Cure Costs. To the Knowledge of the Sellers, except as disclosed in Schedule 3.06(a)(iv), there are no material defaults, breaches or uncured violations by any other party, or any events, which with notice, the passage of time or both, would constitute such material defaults, breaches or violations by any other party under any of the Assumed Leases, except for any such defaults or breaches that would be cured through payment of the Cure Costs or arising solely as a consequence of the Bankruptcy Case. To the Knowledge of the Sellers, there are no existing disputes between any Seller and any other party to any of the Assumed Leases or, to the Knowledge of the Sellers, any party having rights under or with respect to the Assumed Leases that are expected to result in a claim of material default or breach or termination thereof, except for any such defaults or breaches that would be cured through payment of the Cure Costs. Each applicable Seller has paid all rent, royalties, and other payments due and payable under each Assumed Lease, and has otherwise complied in all material respects with the Assumed Leases, and such Seller has not subleased, assigned or otherwise granted to any Person the right to use or occupy any such Purchased Leased Real Property or any portion thereof, except for any such non-payments that would be cured through payment of the Cure Costs. Since January 1, 2013, no Seller has received any written notice that there exists any default, breach, violation, lost coal claim or lost natural gas claim or condition which with the passage of time would constitute a default, breach, violation or lost coal claim or lost natural gas claim on the part of any Seller under any Assumed Lease. Except as disclosed in Schedule 3.06(a)(iv) or in connection with the Cure Costs, no Seller has received any notice in writing, and has no Knowledge, that any lessor or landlord will cancel, terminate, or fail to perform its obligations under the Assumed Leases.
(b)    There are no outstanding options or rights of first refusal to purchase or sublease any of the Sellers’ interest in the Assumed Leases or any interest therein.
(c)    The Sellers have obtained all material easements and rights of way, including proofs of dedication, required to use and operate the Purchased Leased Real Property in all material respects in the manner in which the Purchased Leased Real Property is currently being used and operated. Except as set forth on Schedule 3.06(c), since January 1, 2013, no Seller has received written notice from any Governmental Authority stating an intention to cancel, suspend or modify any material approvals relating to the Purchased Leased Real Property, and no such notice has been received prior to such date that is not resolved in all material respects.

Section 3.07.    Licenses and Permits. (a) Set forth on Schedule 3.07(a) is a complete list of: (i) all of the mining permits, drilling permits and other permits used or held for use by the Sellers or any of their Affiliates in the operation of the Purchased Business and Purchased Assets, together with a description of the permitted property or facility, together with a true and complete list of all pending applications for additional permits, renewals of existing permits or amendments to existing permits, which have been submitted to any Governmental Authority or other entity by any Seller or any of its Subsidiaries applicable to the operation of the Purchased Business (all such permits being herein referred to as the “Permits”); (ii) the applicable reclamation bonds, letters of credit or other sources of collateral or financial assurance with respect to each Permit and the amount thereof with respect to each Permit and (iii) all of the material licenses, qualifications, franchises, certificates, consents, authorizations, approvals, orders, and concessions used or held for use by the Sellers or any of their Subsidiaries in connection with the operation of the Purchased Business, together with a true and complete list of all pending applications for additional licenses, renewals of existing licenses, or amendments to existing licenses, which have been submitted to any Governmental Authority or other entity by any Seller or any of their Subsidiaries applicable to the operation of the Purchased Business (herein referred to as the “Licenses”), as amended, supplemented and modified through the Effective Date.
(b)    The Transferred Permits/Licenses constitute all of the material governmental approvals, clearances and authorizations necessary for the operation of and the conduct of the Purchased Business and the Purchased Assets as presently operated and conducted by Sellers or currently contemplated to be operated and conducted by Sellers within the next six months, and all of the Transferred Permits/Licenses are, to the Knowledge of the Sellers, final, unappealed, valid, in good standing and in full force and effect, except where the failure to be final, unappealed, valid, in good standing and in full force and effect would not reasonably be expected to be material to the Purchased Business or materially delay or impair any of the transactions contemplated hereby. The Sellers and their Subsidiaries are in material compliance with the Transferred Permits/Licenses. Except as set forth on Schedule 3.08(a), no suspension, revocation, cancellation, modification (including revision to effluent limits), or limitation of any of the Transferred Permits/Licenses is, to the Knowledge of the Sellers, threatened or contemplated, except with respect to regular periodic expirations and renewals thereof, which renewals no Seller or any Subsidiary of such Seller has reason to believe will not be granted. No Seller or any Subsidiary of such Seller has had any Transferred Permits/Licenses, or any applications therefor, appealed, denied, revoked, restricted or suspended and no Seller or any Subsidiary of such Seller is currently a party to any proceedings involving the possible appeal, denial, revocation, restriction or suspension of any Transferred Permits/Licenses or any of the privileges granted thereunder. No Seller or any Affiliate of such Seller, nor any officer or director thereof, is permit blocked on the AVS (or any applicable state equivalent database or system) by any Governmental Authority, except with respect to permit blocks arising from immaterial violations of Applicable Laws that would not reasonably be expected to entail more than de minimis cost or period of time to cure. Except as set forth on Schedule 3.08(a), to the Knowledge of the Sellers, no non-governmental organization, citizens group or other third party has notified Sellers or any Governmental Authority or threatened to (i) sue Sellers or any Governmental Authority with respect to any existing or pending Permit or (ii) appeal any existing Permit or pending application for a Permit, in each case of clauses (i) and (ii), except for such suits or appeals that are fully resolved without any ongoing obligations or liabilities or as would not reasonably be expected to be material to the Purchased Business (or, in the case of notices or threats prior to January 1, 2013, as would not reasonably be expected to have a Material Adverse Effect).
(c)    Except as set forth on Schedule 3.07(c), to the Knowledge of Sellers, there are no Overlapping Transferred Permits/Licenses.
(d)    Except as set forth on Schedule 3.07(d), there are no bonds, letters of credit or other sources of collateral or financial assurance that secure obligations relating to the Purchased Business or any Purchased Asset.
Section 3.08.    Environmental. (a) Except as set forth on Schedule 3.08(a) and as otherwise would not reasonably be expected to be material to the Purchased Business or materially delay or impair any of the transactions contemplated hereby: (i) since January 1, 2013, no written notice, order, request for information, complaint or other communication or penalty has been received by any Seller or any of its Affiliates with respect to the compliance of the Purchased Business or the Purchased Assets with any Environmental Laws or liability under any Environmental Laws, and there are no Actions (including any water audits) pending or threatened in writing, in each case, that allege a violation by or liability of, whether assumed contractually or by operation of Law, the Purchased Business or the Purchased Assets of or under any Environmental Law; and (i) the Purchased Business and the Purchased Assets are and, since January 1, 2013, have been in compliance with all applicable Environmental Laws.
(b)    No Seller or any of its Affiliates, or, to the Knowledge of the Sellers, no other Person has released, stored, deposited, discharged, buried, dumped or disposed of Hazardous Materials on or beneath the Purchased Assets, or from the Purchased Assets into the environment, except for such quantities of Hazardous Materials released, stored, deposited, discharged, buried, dumped or disposed of in the ordinary course of business, in material compliance with Environmental Laws and so as would not reasonably be expected to require any material remediation, investigation or other response action pursuant to Environmental Law.

(c)    Without in any way limiting the generality of the foregoing, to the Knowledge of the Sellers, (i) other than as may contain substances in quantities not regulated by Environmental Law, all underground storage tanks and above ground storage tanks, and the capacity and contents of such tanks, located on any Purchased Asset are specifically identified on Schedule 3.08(c), (i) other than as contained substances in quantities not regulated by Environmental Law, all former underground storage tanks have been removed from or closed in place at the Purchased Assets in compliance with Applicable Law and those removed or closed in place since January 1, 2013 are listed on Schedule 3.08(c), (i) all PCBs or items containing PCBs in regulated amounts used or stored on any Purchased Assets are identified on Schedule 3.08(c), (i) with respect to the Purchased Assets, there are no underground injection wells, radioactive materials or septic tanks or waste disposal pits in which any Hazardous Materials have been discharged or disposed, other than as have been used in the ordinary course of business, in compliance in all material respects with all Environmental Laws, and as would not reasonably be expected to require any material remediation or investigation pursuant to Environmental Law and (v) none of the Purchased Assets have any associated acid mine drainage that constitutes a violation or could reasonably be expected to give rise to material liability under Environmental Law.
(d)    Schedule 3.08(d) sets forth a true, complete and accurate list of all consent decrees, decisions, judgments, settlements, consent orders, stipulations, decrees or similar orders (“Consent Decrees”) issued, entered or executed by a Governmental Authority pursuant to Environmental Law and (i) by which any Seller or any of its Affiliates is bound or is a party, or (ii) with respect to which any Purchased Asset is subject. The Sellers and their Affiliates are, and since January 1, 2013 have been, in compliance in all material respect with all such Consent Decrees. Since January 1, 2013, no Seller or any of its Affiliates has received an written notification, or to the Knowledge of Seller any other notice, from any Governmental Authority alleging any violation or noncompliance with any such Consent Decree.
Section 3.09.    Title to the Purchased Assets. (a) Subject to the terms of the Confirmation Order, upon consummation of the transactions contemplated hereby, including the transfer or reissuance of the Transferred Permits/Licenses as contemplated by Section 7.03, Buyer and/or the relevant Designated Buyers will have acquired good and marketable title in and to, or a valid leasehold interest in, each of the Purchased Assets, free and clear of all Encumbrances, except for Permitted Encumbrances. There are no material unrecorded Encumbrances relating to the Purchased Real Property other than Permitted Encumbrances.
(b)    Except for the rights and/or services to be provided under the Transition Services Agreement and the Permit Transfer Agreements, the Purchased Assets constitute all of the material property and assets used or held for use by Sellers or their Affiliates in connection with the Purchased Business, except for the Specifically Excluded Assets. The Purchased Assets, when taken together with the Specifically Excluded Assets (disregarding Buyer’s right to exclude Assumed Contracts pursuant to Section 2.05(d)) and the rights of Buyer (and/or any applicable Designated Buyers) under any of the Transaction Documents, when utilized by a labor force substantially similar to that employed by Sellers and their Affiliates in connection with the conduct of the Purchased Business as of the date of this Agreement, are sufficient to permit the Buyer to conduct the Purchased Business immediately following the Closing in substantially the same manner as conducted by Sellers as of the date of this Agreement and as currently contemplated by Sellers to be conducted in the next six months, including all mining, processing, loading, transporting, marketing and selling of coal and all reclamation activities.
(c)    There are no controlled Affiliates of Alpha Natural Resources that are not Subsidiaries of Alpha Natural Resources. No Subsidiary of Alpha Natural Resources owns any material asset, property or right that would have been a Purchased Asset if such Subsidiary had been a Seller hereunder.
(d)    Notwithstanding any other provision of this Agreement, immediately prior to Closing, (A) Alpha Natural Resources (i) will own all of the Purchased Assets (other than those Specified Assets held by ANR Subsidiaries consistent with Section 5.13(c)) and no other assets, properties or rights and (i) will have the Assumed Liabilities and no other Liabilities, (B) ReorgCo will have assumed, subject to the discharge under section 1141 of the Bankruptcy Code and the other terms of the Plan of Reorganization and the Confirmation Order, all Liabilities of Alpha Natural Resources other than the Assumed Liabilities and (C) the outstanding equity and indebtedness of Alpha Natural Resources will be as reflected on Schedule 3.09(d).
Section 3.10.    Contracts. (a) Except as set forth on Schedule 3.10, no Seller or any Affiliate of such Seller is a party to or bound by any of the following Contracts with respect to the Purchased Business (each, a “Material Contract”):
(i)    any Contract for capital expenditures or the acquisition or construction of fixed assets which requires annual payments in excess of $750,000 or aggregate payments in excess of $2,500,000;
(ii)    any Contract prohibiting or restricting the ability of the Sellers or any of its Affiliates to conduct their businesses, to compete in any line of business or to engage in any business or operate in any geographical area or prohibiting or limiting the ability of any Person to compete with the Sellers or the Purchased Business;
(iii)    any Contract (or group of contracts relating to the same site) requiring annual payments or expenditures in excess of $1,000,000 and relating to cleanup, abatement, remediation or similar actions in connection with environmental Liabilities;
(iv)    any Contract or commitment providing for an interest rate, currency or commodity swap, derivative, hedge, forward purchase or sale or other transaction similar in nature or effect or relating to any off-balance sheet financing;
(v)    any Contract under which any of the Sellers or any of their Affiliates are (i) lessees of, or hold or use, any machinery, equipment, vehicle or other tangible personal property owned by a third Person, or (ii) lessors of any tangible personal property owned by the Purchased Business, in each case which requires annual payments in excess of $600,000 or aggregate payments in excess of $1,800,000;
(vi)    any Contract to mine, process, store, load or transport coal or natural gas;
(vii)    any Contract for the sale of coal or natural gas;
(viii)    any Contract guaranteeing any Indebtedness of any Seller or any of their Affiliates;
(ix)    any Contract with any Related Party;
(x)    any Contract (including consent decrees, consent orders and similar agreements) with any Governmental Authority;
(xi)    any Contract under which any Seller or any of its Affiliates has made any advance, loan, extension of credit or capital contribution to, or other investment in, a Person with respect to the Purchased Business (other than extensions of trade credit in the ordinary course of business), in any such case which, individually, is in excess of $600,000;
(xii)    any Contract for the sale of any material asset of the Purchased Business (other than sales of coal in the ordinary course of business);
(xiii)    any Contract pursuant to which any Seller or any of its Affiliates (A) obtains the right to use, or a covenant not to be sued under, any Intellectual Property Right material to the conduct of the Purchased Business (excluding licenses for commercial off the shelf computer software that are generally available on nondiscriminatory pricing terms and which have an aggregate acquisition cost of $250,000 or less) or (B) grants the right to use, or a covenant not to be sued under, any material Intellectual Property Right included in the Purchased Assets;

(xiv)    any other Contract to which any Seller or any of its Affiliates is a party or by or to which such Seller or any of its Affiliates or any of the Purchased Assets or the Purchased Business is bound or subject that requires aggregate payments, or right of payment, to any Person in excess of $1,000,000 that cannot be terminated on not more than sixty (60) days’ notice without payment of any penalty; or
(xv)    any other Contract that is material to the Purchased Business or was not entered into in the ordinary course of business.
(b)    Sellers have heretofore made available to Buyer true and complete copies of each Material Contract (or written descriptions thereof that are accurate and complete in all material respects with respect to oral Assumed Contracts). Each Assumed Contract to which a Seller or any Affiliate of a Seller is a party constitutes a valid and binding agreement of such Seller or such Affiliate and to, to the Knowledge of the Sellers, the other party thereto and is in full force and effect. To the Knowledge of the Sellers, there are no defaults, breaches or uncured violations that will lead to a termination of any Assumed Contract, except for any such defaults or breaches that will be cured upon payment of the Cure Costs. To the Knowledge of the Sellers, there are no events, which with notice, the passage of time or both, would constitute any such default, breach or uncured violation that would lead to termination under any Assumed Contract, except for any such defaults or breaches that will be cured upon payment of the Cure Costs or arising solely as a consequence of the Bankruptcy Case. No Seller has received any written notice that any of the other parties to the Assumed Contracts will cancel, terminate or fail to perform such Party’s obligations under any of the Assumed Contracts, except where such cancellation, termination or failure to perform would not reasonably be expected, individually or in the aggregate, to be material to the Purchased Business.
Section 3.11.    Financial Statements. (a) The income statement for the twelve-month period ended December 31, 2015 and the balance sheet dated December 31, 2015 uploaded by the Sellers to the Data Room as of the date hereof (collectively, the “Financial Statements”) were prepared in accordance with GAAP consistently applied throughout the periods involved (except as indicated in any notes thereto) and present fairly, in all material respects, the financial position and results of operations of Alpha Natural Resources and its Subsidiaries for the periods specified therein, subject to normal year‑end adjustments. The financial information set forth on Schedule 3.11(a) is accurate and complete in all material respects.
(b)    The amount of Working Capital Target was calculated as set forth on Schedule 3.11(b).
Section 3.12.    Ordinary Course of Business. Except as set forth on Schedule 3.12 or as expressly contemplated by this Agreement, and other than in connection with the Bankruptcy Case, since December 31, 2015 (the “Reference Date”) through the Effective Date, (x) the Sellers and their Affiliates have conducted the Purchased Business in the ordinary course of business in all material respects, (y) there has not been any change, event, set of circumstances or facts that have had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (z) except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, none of the Sellers nor any of their Affiliates has taken any action since the Reference Date and prior to the Effective Date that, if taken during the period from the Effective Date through the Closing without Buyer’s consent would constitute a breach of Section 5.01 or Section 5.02.
Section 3.13.    Buildings and Improvements. The buildings, improvements, loadout facilities, structures and other fixtures, used in the Purchased Business, and located on the Purchased Real Property, are in as good an operating condition and state of repair, normal wear and tear excepted, except as would not reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 3.13 and except as would not reasonably be expected to have a Material Adverse Effect, no Seller or any of its Subsidiaries has received written notice or, to the Knowledge of the Sellers, oral notification (that has not been resolved or abandoned) which states that a Seller or any of its Subsidiaries is, with respect to the Purchased Business, in violation of any applicable building, zoning, subdivision, platting, fire, insurance, safety, health or other Applicable Laws, ordinances or regulations in respect of its inventories, supplies, plants or structures, Purchased Real Property or the operation of any of the foregoing.
Section 3.14.    Equipment and Fixed Assets. (a) The Sellers and their Subsidiaries have good and marketable title to all Equipment and Fixed Assets, free and clear of all Encumbrances other than Permitted Encumbrances, except where the failure to have such good and marketable title would not reasonably be expected, individually or in the aggregate, to be material to the Purchased Business or materially delay or impair any of the transactions contemplated hereby.
(b)    Except as would not reasonably be expected to have a Material Adverse Effect, all Equipment and Fixed Assets are in good operating condition and state of repair for the purposes for which they are used by the Sellers and their Subsidiaries in the operation of the Purchased Business, normal wear and tear excepted.
Section 3.15.    Insurance. Schedule 3.15 sets forth a list of all insurance policies maintained by the Sellers for the benefit of the Purchased Assets and Purchased Business (collectively, the “Insurance Policies”). The Sellers have heretofore made available to Buyer copies of the Insurance Policies. As of the date hereof, there are no material claims related to the Purchased Business, the

Purchased Assets or the Assumed Liabilities pending under any such Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights that would reasonably be expected to have a Material Adverse Effect. As of the date of this Agreement, no Seller or Subsidiary of such Seller has received any written notice of cancellation of, a material premium increase with respect to, or material alteration of coverage under, any of such Insurance Policies. All premiums due on such Insurance Policies have either been paid or, if not yet due, accrued. All such Insurance Policies are in full force and effect and enforceable in accordance with their terms. No Seller is in default under, or has otherwise failed to comply with, any material provision contained in any such Insurance Policy.
Section 3.16.    Litigation, Investigations and Claims. (a) Schedule 3.16(a) sets forth a true, complete and correct list of all existing and pending litigation, arbitrations, judgments, court orders, decrees, injunctions, administrative orders, claims, disputes, processes or other Actions against or by or related to any Seller (or any of its Affiliates) or against or related to the Purchased Assets or the operation of the Purchased Business (collectively “Litigation”) which would reasonably be expected, individually or in the aggregate, to be material to the Purchased Business or materially delay or impair any of the transactions contemplated hereby. Except as set forth on Schedule 3.16(a) and except for any order entered by the Bankruptcy Court, there are no facts or circumstances that would reasonably be expected to give rise to any Litigation that, individually or in the aggregate, would reasonably be expected to be material to the Purchased Business or materially delay or impair any of the transactions contemplated hereby.
(b)    Except as set forth on Schedule 3.16(b), as of the date of this Agreement, there is no formal investigation, cessation order or notice of violation or other Action pending, or to the Knowledge of the Sellers threatened, against the Purchased Assets or the operation of the Purchased Business or that, in any case, would reasonably be expected, individually or in the aggregate, to be material to the Purchased Business or to prevent, hinder or delay the consummation of the transactions contemplated by this Agreement or any of the Transaction Documents.
(c)    No Seller (or Subsidiary of such Seller) is, or since January 1, 2013 has been, in default in respect of any order, writ, injunction, decree or process of any arbitrator or Governmental Authority, which default would reasonably be expected, individually or in the aggregate, be material to the Purchased Business or to prevent, hinder or delay the consummation of the transactions contemplated by this Agreement or any of the Transaction Documents.
Section 3.17.    Laws and Regulations. The Sellers and their Subsidiaries are, and since January 1, 2013, the Sellers and their Subsidiaries have been, in compliance in all material respects with all Applicable Laws and Transferred Permits/Licenses relating to the Purchased Business or the Purchased Assets, except (i) as explicitly disclosed in Schedule 3.17 or (i) for violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a material impact upon the Purchased Business or to prevent, hinder or delay the consummation of the transactions contemplated by this Agreement or any of the Transaction Documents. Except as set forth on Schedule 3.17, since January 1, 2013, no Seller (or any Affiliate of such Seller) has received (i) any written notification from any Governmental Authority (x) asserting that a Seller (or an Affiliate of such Seller) is in violation of any Applicable Laws which such Governmental Authority enforces or (y) threatening to revoke, suspend or modify any Transferred Permits/Licenses or (ii) any written notice from any Governmental Authority stating any Transferred Permits/Licenses held or being sought, amended or renewed will be denied by the applicable Governmental Authority.
Section 3.18.    Tax Matters. (a) With respect to the Purchased Business and the Purchased Assets, the Sellers have filed or caused to be filed all material Tax Returns required to have been filed by the Sellers with respect to, by or for the Sellers, the Purchased Business or the Purchased Assets for the period prior to the Closing except for those Tax Returns for which the filing date has not yet passed. All such Tax Returns are correct and complete in all material respects and were prepared in substantial compliance with all Applicable Laws. Sellers have paid all Taxes that have become due pursuant to those Tax Returns or pursuant to any assessment or adjustment made with respect thereto. There are no unpaid Taxes due and owing by Sellers or by any other Person (including, without limitation, any corporation with which Sellers file or have filed a consolidated, combined, or unitary return) that are or could reasonably be expected to become an Encumbrance on the Purchased Assets or otherwise adversely affect the operation of the Purchased Business. Sellers have collected or withheld all amounts required to be collected or withheld by Sellers for all Taxes or assessments, and all such amounts have been paid to the appropriate Taxing Authority or set aside in appropriate accounts for future payment when due. No claim has been made by any Taxing Authority in a jurisdiction where the Sellers do not file Tax Returns with respect to the Purchased Business or the Purchased Assets that the Sellers are or may be subject to taxation by that jurisdiction with respect to the Purchased Business or the Purchased Assets. The Sellers have not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, in each case, if it would have an adverse impact on the Purchased Assets or the Purchased Business or subject Buyer or any of its Affiliates to any Tax Liability after the Closing.
(b)    Except as set forth on Schedule 3.18(b), there is no material dispute or claim concerning any Tax liability of the Sellers claimed or raised by any Taxing Authority in writing.

(c)    Each Seller is a United States Person within the meaning of Section 7701 of the Code.
Section 3.19.    Intellectual Property. (a) Schedule 2.01(m) fully and accurately identifies all of the following included in the Owned Intellectual Property Rights (which constitutes all of the material registered, issued and applied for Intellectual Property Rights that are used or held for use in the Purchased Business and are owned by a Seller or any of its Affiliates, other than the Seller Name): (i) all trademark, trade name, service mark and domain name registrations and applications for registration, and all material unregistered trademarks, trade names and service marks; (i) all patents and patent applications; and (i) all registered copyrights. Sellers and their Subsidiaries are the sole owners of all of the Owned Intellectual Property Rights and there exist no material restrictions on the disclosure, use, license or transfer of any of the Owned Intellectual Property Rights. Each applicable Seller, and each applicable Subsidiary thereof, validly owns, is validly licensed under, or otherwise has legal right to use all of the Purchased Intellectual Property. The rights of the Sellers and their Subsidiaries in the Purchased Intellectual Property are valid and in good standing, are owned (or the licenses thereunder are held) free and clear of all Encumbrances (other than Permitted Encumbrances), and will not be adversely and materially affected by the transactions contemplated by this Agreement.
(b)    Except as set forth on Schedule 3.19(b), to the Knowledge of the Sellers, the conduct of the Purchased Business does not infringe, misappropriate, misuse or otherwise violate the Intellectual Property Rights of any Person, and has not done so since January 1, 2013. There is no claim, proceeding or legal action pending against or, to the Knowledge of the Sellers, threatened in writing against, any Seller or any Subsidiary (i) alleging that any Seller or any Subsidiary has infringed, misappropriated, misused or otherwise violated any Intellectual Property Right of any Person in connection with the conduct of the Purchased Business, or (i) challenging or seeking to deny, revoke or limit any Seller’s or Subsidiary’s rights in any of the Purchased Intellectual Property. To the Knowledge of the Sellers, no Person is infringing, misappropriating, misusing or otherwise violating the rights of Sellers and their Subsidiaries in the Purchased Intellectual Property in any material respect (or has done so at any time since January 1, 2013).
Section 3.20.    Finders’ Fees. Except for Rothschild, Inc., whose fees and expenses will be paid by the Sellers, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Sellers, ReorgCo or any of their respective Affiliates who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 3.21.    FCPA Matters. In connection with the operation of the Purchased Business, no Seller or any Subsidiary of such Seller or, to the Knowledge of the Sellers, any director, officer, agent, employee or Affiliate of the Sellers or any of their Affiliates, is aware of or has taken any action, directly or indirectly, with respect to the Purchased Business that would result in a violation of the Foreign Corrupt Practices Act of 1977 (the “FCPA”). The Sellers, their Subsidiaries and, to the Knowledge of the Sellers, their Affiliates have conducted the Purchased Business in material compliance with the FCPA and maintain procedures which are reasonably expected to ensure compliance therewith.
Section 3.22.    ReorgCo. Since the date of its incorporation, ReorgCo has not engaged in any activities, other than in connection with this Agreement and the ReorgCo Transfers.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF BUYER
Except as set forth in the Disclosure Schedule and subject to Section 12.13, Buyer represents and warrants to the Sellers, as of the date of this Agreement and as of the Closing Date, that:
Section 4.01.    Corporate Existence and Power. Buyer is a corporation duly formed, validly existing and in good standing under the laws of its jurisdiction of formation and has all corporate powers and all material governmental licenses, authorizations, qualifications permits, consents and approvals required to carry on its business as now conducted.
Section 4.02.    Corporate Authorization. The execution, delivery and performance by Buyer of this Agreement and the Transaction Documents and the consummation of any of the transactions contemplated hereby and thereby are within the corporate powers of Buyer and have been duly authorized by all necessary corporate action on the part of Buyer. Subject to the entry of the Confirmation Order, this Agreement constitutes, and the Transaction Documents to which Buyer is a party, when executed and delivered by Buyer will constitute, the valid and binding obligations of Buyer enforceable against Buyer in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights and general principles of equity that restrict the availability of equitable remedies. Buyer has the requisite approval and authority of the Pre-Petition Lenders to execute, deliver and perform this Agreement and the Transaction Documents and consummate any of the transactions contemplated hereby and thereby, including effectuating the Credit Release.
Section 4.03.    Governmental Authorization. The execution, delivery and performance by Buyer of this Agreement and each of the Transaction Documents and the consummation of any of the transactions contemplated hereby and thereby require no material filing, application or registration with, or consent, authorization or approval of or other action by or in respect of any Governmental Authority other than (i) compliance with any applicable requirements of the HSR Act, (i) filings with, and the appropriate approvals of, the Bankruptcy Court and (i) the transfer or reissuance of the Transferred Permits/Licenses as contemplated by Section 7.03 and (i) as set forth in Schedule 4.03.
Section 4.04.    Noncontravention. Except as set forth on Schedule 4.04, the execution, delivery and performance by Buyer of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby do not and will not (i) conflict with or violate any terms, conditions or provisions in the certificate of incorporation or bylaws of Buyer, (i) assuming compliance with the matters referred to in Section 4.03, conflict with or violate any term or provision of Applicable Law or (i) constitute (with due notice or lapse of time or both) a default (or give rise to any right of termination, right of first refusal or similar right, cancellation or acceleration of any right or obligation) under any Contract binding upon Buyer, except, in the case of this clause (iii), as would not reasonably be expected, individually or in the aggregate, to materially delay the ability of Buyer to consummate the transactions contemplated in this Agreement and, in each case, after giving effect to the Confirmation Order.
Section 4.05.    Adequate Assurances Regarding Assumed Contracts. As of the Closing, Buyer and/or each relevant Designated Buyer, as applicable, will be capable of satisfying the conditions contained in sections 365(b)(1)(C) and 365(f)(2)(B) of the Bankruptcy Code with respect to the Assumed Contracts and Assumed Leases. To the knowledge of Buyer, there exist no facts or circumstances that would cause, or be reasonably expected to cause, Buyer or any Designated Buyer not to qualify as a “good faith” purchaser under Section 363(m) of the Bankruptcy Code.
Section 4.06.    Litigation. As of the date hereof, there is no action, suit, investigation or proceeding pending against, or to the Knowledge of Buyer threatened against or affecting, Buyer before any arbitrator or any Governmental Authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.
Section 4.07.    Finders’ Fees. Except for Ducera Partners LLC, whose fees will be paid by Sellers, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.
Section 4.08.    Assurances Regarding Permits. As of the Closing, Buyer and/or the relevant Designated Buyers, as applicable, (i) will be eligible to take transfer of, or obtain a replacement for, the Transferred Permits/Licenses, (i) will be eligible to act as a contract operator of the Transferred Permits/Licenses during the Interim Period, (i) will not be listed on the AVS (or any applicable state equivalent system or database) and/or (i) will not have been denied any application for any mining license, mining permit or other governmental authorization by any Governmental Authority due to application of the AVS (or any applicable state equivalent system or database), other than any denial for violations that may reasonably be expected to be cured by the time of such transfer or obtaining of permits as contemplated by Section 7.03.
Section 4.09.    Buyer Securities. (a) The authorized capital stock of Buyer consists of 20,000,000 shares of Buyer Common Stock and 2,000,000 shares of preferred stock (“Buyer Preferred Stock”). As of the date hereof, after giving effect to the transactions contemplated hereby, there will be outstanding 10,000,000 shares of Buyer Common Stock. All outstanding shares of capital stock of Buyer have been duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.
(b)    Except as set forth in this Section 4.09, there are no outstanding (i) shares of capital stock or voting securities of Buyer, (i) securities of Buyer convertible into or exchangeable for shares of capital stock or voting securities of Buyer or (i) options or other rights to acquire from Buyer or other obligation of Buyer to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Buyer.
(c)    The Buyer Purchase Price Common Stock to be issued as part of the Purchase Price has been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable.
(d)    The Buyer Warrants and the Buyer Takeback Paper to be issued as part of the Purchase Price have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will constitute the valid and binding obligations of Buyer enforceable against Buyer in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights and general principles of equity that restrict the availability of equitable remedies.
Section 4.10.    Inspections; No Other Representations. Buyer is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of property and assets such as the Purchased Assets as contemplated hereunder. Buyer has undertaken such investigation and, to Buyer’s Knowledge, has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement. Buyer will undertake prior to

Closing such further investigation and request such additional documents and information as it deems necessary. Without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to the Sellers, except as expressly set forth in this Agreement, Buyer acknowledges and agrees that the Purchased Assets are sold “as is” and Buyer agrees to accept the Purchased Assets and the Purchased Business in the condition they are in on the Closing Date based on its own inspection, examination and determination with respect to all matters. Without limiting the generality of the foregoing, Buyer acknowledges that the Sellers make no representation or warranty with respect to (i) any projections, estimates or budgets delivered to or made available to Buyer of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Purchased Business or the future business and operations of the Purchased Business or (ii) any other information or documents made available to Buyer or its counsel, accountants or advisors with respect to the Purchased Business, except as expressly set forth in this Agreement. Nothing in this Section 4.10 shall be construed to mean that Buyer is not entitled to rely on Seller’s representations, warranties and covenants set forth in this Agreement (whether or not so captioned or denominated).
ARTICLE 5
COVENANTS OF THE SELLERS AND NONCORECO
Section 5.01.    Conduct of the Purchased Business. Except as expressly permitted by this Agreement or as consented to by Buyer in writing (which consent shall not be unreasonably withheld, conditioned or delayed) and to the extent not inconsistent with the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure, any orders entered by the Bankruptcy Court in the Bankruptcy Case (provided that the Sellers shall (x) not, without the prior written consent of Buyer, seek any order of the Bankruptcy Court requiring them to refrain from taking any action described in this Section 5.01 and (y) use their commercially reasonable efforts to oppose any motion or other request seeking such an order of the Bankruptcy Court) or other Applicable Law, from the date hereof through the Closing, the Sellers shall, and shall cause their Subsidiaries to, (1) use commercially reasonable efforts to conduct the Purchased Business in the ordinary course consistent with past practice and (2) do the following:
(a)    use commercially reasonable efforts to maintain the Purchased Assets in as good working order and condition as at present, ordinary wear and tear excepted;
(b)    use commercially reasonable efforts to maintain a level of cash, items of working capital and coal reserves necessary to satisfy at Closing the Minimum Coal Inventory Condition and the Liquidity Condition;

(c)    not modify in any material respect its now existing credit, collection or payment policies, procedures or practices, including accelerating collections of receivables or failing to pay or delaying payment of payables in a manner inconsistent with its now existing practices;
(d)    not introduce any material new method of management, operation or accounting;
(e)    use commercially reasonable efforts to keep in full force and effect the Insurance Policies or other substantially equivalent insurance coverage without being in default or failing to give any notice or present any claim thereunder;
(f)    use commercially reasonable efforts to keep available the services of the present employees of the Purchased Business; and
(g)    use commercially reasonable efforts to maintain and preserve their business organizations intact and maintain their relationships with third parties.
For the avoidance of doubt, the pendency of the Bankruptcy Case and the effects thereof shall in no way be deemed a breach of this Section 5.01.
Section 5.02.    No Changes in Business. Without limiting the generality of Section 5.01, from the date of this Agreement through the Closing, except as set forth in Schedule 5.02, as expressly permitted by this Agreement or as consented to by Buyer in writing (which consent shall not be unreasonably withheld, conditioned or delayed) and to the extent not inconsistent with the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure, any orders entered by the Bankruptcy Court in the Bankruptcy Case (provided the Sellers shall (x) not, without the prior written consent of Buyer, seek any order of the Bankruptcy Court compelling them to take any action described in this Section 5.02 and (y) use their commercially reasonable efforts to oppose any motion or other request seeking such an order of the Bankruptcy Court) or other Applicable Law, the Sellers shall not, and shall not permit any of their Affiliates to, with respect to the Purchased Business:
(a)    reject pursuant to section 365 of the Bankruptcy Code any Assumed Contract or Assumed Lease;
(b)    enter into or amend any Assumed Lease, Assumed Contract or commitment or incur or agree to incur any Liability or make any capital expenditures except for non-material Contracts or Liabilities in the ordinary course of business (any Contract or commitment having a value of (i) $50,000,00 or less and with a term of less than one year will be considered non material); provided that, (i) any Contract or commitment having a value of less than $125,000,000 and having a term between 12 and 24 months shall require notice to Buyer (but shall not otherwise be deemed material or require consent of Buyer for the purposes of this Section 5.02(b)) and (i) any Contract or commitment having (x) a value of $125,000,000 or more and having a term between 12 and 24 months or (y) a term of greater than twenty four (24) months shall, in each case of (x) and (y), require consent of Buyer pursuant to this Section 5.02(b).
(c)    grant a participation or security interest in, mortgage, pledge or otherwise encumber or subject to an Encumbrance (other than a Permitted Encumbrance) any Purchased Asset;
(d)    remove any Purchased Asset from any Mining Complex or other location of the Purchased Business such that the Purchased Asset is no longer located within any Mining Complex or property of the Purchased Business, except for sales of coal inventory in the ordinary course of business consistent with past practice;
(e)    acquire for the Purchased Business (by merger, consolidation or acquisition of stock or assets, inbound license or otherwise) any interest in any corporation, partnership or other business organization or division thereof or other material assets or properties outside of the ordinary course of business consistent with past practice;
(f)    incur any Indebtedness or assume, guarantee or endorse the obligations of any Person, in each case other than Indebtedness or assumptions, guarantees or endorsements of obligations of any Person that do not constitute Assumed Liabilities;
(g)    waive, release, assign, settle or compromise any material rights or claims that constitute Purchased Assets, or any material litigation or arbitration that constitute Purchased Assets;
(h)    enter into any Assumed Contract which materially restricts the ability of the Purchased Business to engage in any business in any geographic area or channel of distribution;
(i)    sell, lease, license (as licensor), assign, dispose of, allow to lapse, or transfer any material tangible or intangible property or contract right that is a Purchased Asset, other than the sale of coal inventory in the ordinary course of business consistent with past practice;
(j)    sell, assign, lease (including lease or sublease) or otherwise transfer or dispose of any of the Purchased Assets except the sale of coal inventory in the ordinary course of business consistent with past practice;
(k)    make loans or advances to, guarantees for the benefit of, or any investments in, any Person other than to the extent such loans, advances guarantees or investments do not constitute Purchased Assets or Assumed Liabilities, as the case may be;
(l)    make, change or revoke any Tax election, settle or compromise any Liability for Taxes, file any amended Tax Return, or enter into any agreement with respect to Taxes, in each case to the extent such action would adversely affect the Purchased Assets or the Purchased Business, or subject Buyer or any of its Affiliates to any Tax liability, after the Closing Date;
(m)    enter into or amend any Contract or commitment, or enter into any other transaction, directly or indirectly, with any Affiliate that constitutes an Assumed Contract or gives rise to an Assumed Liability;
(n)    enter or commit to enter into any collective bargaining agreement or other labor agreement with any union or other labor organization; or
(o)    agree or commit to do any of the foregoing.
Section 5.03.    Access to Information. (a) From the date hereof until the Closing Date, the Sellers will (and will cause their Affiliates to) (i) give Buyer, its counsel, financial advisors, auditors and other authorized Representatives reasonable access upon reasonable notice to the Purchased Real Property offices, preparation plants, mine workings and other facilities and properties of the Purchased Business and the books and records of the Sellers relating to the Purchased Business; (i) furnish to Buyer, its counsel, financial advisors, auditors and other authorized Representatives such financial and operating data and other information relating to the Purchased Business as such Persons may reasonably request; and (i) instruct the employees, counsel and financial advisors of the Sellers and their Affiliates to cooperate with Buyer in its investigation of the Purchased Business; provided that nothing herein will obligate Sellers to take or permit any actions that would result in any waiver of attorney-client privilege or violate any Law or the terms of any Contract to which the Sellers or any of their Affiliates is a party or to which any assets of Sellers or any of their Affiliates are subject or subject Sellers or any of their Affiliates to risk of liability; provided, further, that the Parties will use their respective commercially reasonable efforts to obtain the necessary consents or develop an alternative solution so as to not result in the waiver of such privilege or violation of such Law or Contract. Any investigation by Buyer or its authorized Representatives pursuant to this Section 5.03 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Sellers. Notwithstanding the foregoing, Buyer shall not (A) have access to personnel records of the Sellers relating to individual performance or evaluation records, medical histories or other information which in the Sellers’ good faith opinion is sensitive or the disclosure of which could subject the Sellers to risk of liability or (A) without the prior written consent of the Sellers’ Representative (not to be unreasonably withheld, conditioned or delayed so long as Buyer has a reasonable and good faith belief that material environmental conditions warranting the following types of investigations are present), conduct or cause to be conducted any sampling, testing or otherwise invasive investigation of the air, soil, surface water, groundwater, building materials or other environmental media related to the Purchased Business or the Purchased Assets. During any visits to any offices, facilities or other properties of Sellers or any of their Affiliates permitted by this Section 5.3, Buyer shall comply, and shall cause its Representatives to comply, with all safety, health and security rules applicable to the premises being visited.
(b)    Without limiting the generality of Section 5.03(a), Buyer and the Sellers shall, beginning immediately upon the Effective Date and continuing until Closing, conduct a reasonable joint pre-closing review to confirm the quantities of Coal Inventory and the existence and location of the Equipment and Fixed Assets, for the purpose of verifying the same; provided that such pre-closing review shall not interfere unreasonably with the conduct of the business of the Sellers.
Section 5.04.    Names; Retained Seller IP. (a) As soon as reasonably practicable following the ReorgCo Transfers Closing, but in no event later than eight months after the Closing Date, CoreCo shall, and shall cause its Affiliates to, discontinue the use of, and shall not subsequently change their name to or otherwise use or employ, any trade name, corporate name, “d/b/a” name or any mark which includes the words “Alpha Natural Resources” or any derivation or combination thereof (collectively, “Seller Name”), or is confusingly similar thereto, without the prior written consent of NonCoreCo; provided that, for the avoidance of doubt, the foregoing shall not restrict or prohibit (i) any use of the words “Natural” or “Resources,” or any derivations or combinations thereof, separate and apart from the word “Alpha,” (i) any use of the word “Alpha” in a manner which does not infringe upon the trademark rights of NonCoreCo, or (i) any use of the “Alpha Natural Resources” mark which would constitute nominative fair use. During the foregoing transition period, CoreCo and its Affiliates shall have the right to continue to use the “Alpha Natural Resources” mark (and any derivations or combinations thereof, and related logos, used in conduct of the Purchased Business prior to the ReorgCo Transfers Closing) in connection with the conduct of the Purchased Business; provided that all goodwill from such use of such marks during such transition period shall inure to the benefit of NonCoreCo.
(b)    With respect to any and all Intellectual Property Rights (other than any trademarks, trade names or service marks) owned or licensable by the Sellers or their Affiliates that are used or held for use in the Purchased Business but which are not included in the Purchased Assets (including any applicable computer programs excluded pursuant to Section 2.02(o)) (collectively, “Retained Seller IP”), the Sellers hereby grant, on behalf of themselves and their Affiliates, to Buyer and each Designated Buyer, with effect from the Closing, a perpetual, irrevocable, worldwide, non-exclusive, royalty free, fully paid-up, freely transferable, freely sublicensable, right and license to (i) use, reproduce, distribute, publicly perform, publicly display and create derivative works of such Retained Seller IP, and (i) use, make, have made, offer for sale, sell, import and export products and services utilizing such Retained Seller IP. With respect to any Retained Seller IP which has been stored on or in physical media (including computer software), NonCoreCo shall, or shall cause its Affiliates to, deliver an instance of such Retained Seller IP to CoreCo upon CoreCo’s request.
(c)    At CoreCo’s request, CoreCo and NonCoreCo will negotiate in good faith with respect to the transfer to CoreCo or, at CoreCo’s direction, a Subsidiary of CoreCo, any Retained Seller IP that is used or held for use primarily in connection with the conduct of the Purchased Business.
Section 5.05.    Records of Purchased Business. For the earlier of a period six years after the Closing Date and the date upon which NonCoreCo and its Affiliates wind-down or otherwise cease operations, NonCoreCo and its Affiliates shall maintain at their corporate and administrative offices originals or copies of all accounting, environmental, Tax, and black lung data relating to the Purchased Business, to the extent not transferred to CoreCo as Purchased Assets in accordance with this Agreement (collectively the “Business Records”). During such period, CoreCo shall have the right (i) to inspect and review the Business Records at the corporate and administrative offices of NonCoreCo and (i) at CoreCo’s sole expense, to make copies of the Business Records; provided that any such access by CoreCo shall not unreasonably interfere with the conduct of the business of NonCoreCo; provided further that, in the event NonCoreCo and its Affiliates wind-down or otherwise cease operations prior to the six-year period described in this Section 5.05, NonCoreCo shall provide CoreCo a reasonable opportunity to take possession of all Business Records in the possession of NonCoreCo and its Affiliates. Notwithstanding the foregoing, nothing herein will obligate NonCoreCo or its Affiliates to take or permit any actions that would result in any waiver of attorney-client privilege or violate any Law or the terms of any Contract to which NonCoreCo or any of its Affiliates is a party or to which any assets of NonCoreCo or any of its Affiliates are subject or subject NonCoreCo or any of its Affiliates to risk of liability; provided, that the Parties will use their respective commercially reasonable efforts to obtain the necessary consents or develop an alternative solution so as to not result in the waiver of such privilege or violation of such Law or Contract.
Section 5.06.    Segregation and Removal of Excluded Assets. NonCoreCo shall use commercially reasonable efforts to segregate and remove from the Purchased Real Property all Excluded Assets within 120 days after the Closing Date, and CoreCo shall provide reasonable access to NonCoreCo and its Representatives for such task. NonCoreCo shall remove such items at NonCoreCo’s sole cost and expense in a manner so as not to unreasonably interfere with CoreCo’s operations on the Purchased Real Property, and NonCoreCo shall bear full liability for any and all claims related to or arising from the removal of Excluded Assets by NonCoreCo.
Section 5.07.    Release; Acknowledgements. (a) Notwithstanding anything to the contrary contained herein, effective as of the Closing, (i) each Seller and ReorgCo (individually and on behalf of its respective Affiliates) hereby releases and forever discharges Buyer, each Designated Buyer and each of their respective Affiliates and their respective successors and assigns and all officers, directors, partners, members, shareholders, employees and agents of each of them from any and all actual or potential claims, causes of action, proceedings, Liabilities, damages, expenses and/or Losses of whatever kind or nature (including attorneys’ fees and costs), in law or equity, known or unknown, suspected or unsuspected, now existing or hereafter arising, whether contractual, in tort or otherwise, which such Party had, has, or may have in the future to the extent relating to the Excluded Assets or the Excluded Liabilities and (i) Buyer (individually and on behalf of its Affiliates) hereby releases and forever discharges each Seller and ReorgCo and each of their respective Affiliates and their respective successors and assigns and all officers, directors, partners, members, shareholders, employees and agents of each of them from any and all actual or potential claims, causes of action, proceedings, Liabilities, damages, expenses and/or Losses of whatever kind or nature (including attorneys’ fees and costs), in law or equity, known or unknown, suspected or unsuspected, now existing or hereafter arising, whether contractual, in tort or otherwise, which such Party had, has or may have in the future to the extent relating to the Purchased Assets or the Assumed Liabilities; provided that nothing in this Agreement (including this Section 5.07) shall (x) constitute a release of any Person arising from conduct of such Person that is determined by a final order of a court of competent jurisdiction to have constituted fraud, willful breach, knowing and intentional misrepresentation or criminal act by such Person, (y) be construed to release any Person from any of its contractual obligations under this Agreement and the Transaction Documents, including its obligations in respect of the Purchased Assets, Assumed Liabilities, Excluded Assets and Excluded Liabilities, each of which shall remain fully effective and enforceable from and after the Closing Date and (z) without limiting the Credit Release, constitute a release by Buyer or any of its Affiliates of any claims that Buyer or any of its Affiliates have in the Bankruptcy Case.
(b)    Subject to Section 2.15, the Sellers and ReorgCo acknowledge that Buyer (and any Designated Buyer as provided herein) is the sole Person bound by, or liable with respect to, the Liabilities of Buyer under this Agreement, and that no Affiliate of Buyer (except any Designated Buyer as provided herein) or any current or former shareholder, agent, Representative, advisor or consultant of Buyer shall be bound by, or liable with respect to, any aspect of this Agreement or any of the transactions contemplated hereby.

Section 5.08.    Confirmation Order. Confirmation Order (a) The Sellers covenant and agree that if the Confirmation Order is entered, they will pursue the transactions contemplated by the Confirmation Order and in this Agreement.
(b)    If the Confirmation Order or any other orders of the Bankruptcy Court relating to this Agreement shall be appealed or petition for certiorari or motion for rehearing or reargument shall be filed with respect thereto, the Sellers agree to take all action as may be commercially reasonable and appropriate to defend against such appeal, petition or motion and Buyer agrees to cooperate in such efforts with respect to the transactions contemplated in this Agreement.
(c)    Sellers shall not, and shall cause their Affiliates not to, modify or amend the Asset Schedule to the Bidding Procedures in a manner that would remove or otherwise affect any Purchased Asset without Buyer’s prior written consent.
Section 5.09.    Additional Bankruptcy Matters. (a) From and after the date of this Agreement and until the Closing Date, to the extent reasonably practicable, the Sellers shall deliver to Buyer drafts of any and all pleadings, motions, notices, statements, applications, schedules, reports, and other papers to be filed or submitted by the Sellers in connection with or related to this Agreement for Buyer’s prior review. The Sellers shall make reasonable efforts to consult and cooperate with Buyer regarding (i) any such pleadings, motions, notices, statements, applications, schedules, reports, or other papers, (i) any discovery taken in connection with the seeking entry of the Confirmation Order (including any depositions) and (i) any hearing relating to the Confirmation Order, including the submission of any evidence, including witnesses testimony, in connection with such hearing.
(b)    The Sellers acknowledge and agree, and the Confirmation Order shall provide that, on the Closing Date and concurrently with the Closing, all then existing or thereafter arising Liabilities and Liens of, against or created by the Sellers or their bankruptcy estates, shall be fully released from and with respect to the Purchased Assets, which shall be transferred to Buyer and/or the relevant Designated Buyers free and clear of all Liabilities and Encumbrances except for Assumed Liabilities and Permitted Encumbrances.
(c)    It is intended that transactions contemplated by this Agreement are in furtherance of and under a plan to be confirmed as contemplated by U.S.C. § 1146(c) constitute part of a sale to the Buyers pursuant to 11 U.S.C. § 363, for purposes including, but not limited to, the protections of 11 U.S.C. § 363(f), as described in the Plan of Reorganization.
Section 5.10.    Payment of Cure Costs. Sellers shall, on or prior to the Closing or as otherwise provided in the Plan of Reorganization or the

Confirmation Order, pay in full in cash an amount equal to the aggregate amount of all Cure Costs.
Section 5.11.    Cooperation if Buyer is to be a Public Company. If CoreCo (or, before the Closing, the Buyer) determines that CoreCo, or one of its Affiliates, will be a publicly traded company, NonCoreCo shall, and shall cause its Affiliates and its and their officers and employees to, cooperate as reasonably requested by CoreCo (or, before the Closing, the Buyer) and provide such information as reasonably requested by CoreCo (or, before the Closing, the Buyer), including by providing reasonable assistance with the preparation of disclosure documents and financial statements; provided that the foregoing will not unreasonably interfere with the ongoing operations of NonCoreCo and its Affiliates and CoreCo will be responsible for any reasonable out-of-pocket expenses of NonCoreCo and its Affiliates incurred in connection therewith.
Section 5.12.    Insurance. NonCoreCo and its Affiliates shall use commercially reasonable efforts, after the ReorgCo Transfers Closing, to (i) enable CoreCo and its Affiliates to file, notice and otherwise continue to pursue (or, at the direction and expense of CoreCo, shall file, notice and continue to pursue) any claims on behalf of the Purchased Business or the Purchased Assets under any third party insurance policy of NonCoreCo or any of its Affiliates covering the Purchased Business or any Purchased Asset for events occurring prior to the ReorgCo Transfers Closing, and (i) enable CoreCo and its Affiliates to recover proceeds under the terms thereof.
Section 5.13.    Restructuring Steps. (a) The Sellers and ReorgCo shall consummate, or cause to be consummated, the Pre-Closing Restructuring Steps (other than any Pre-Closing Restructuring Steps that are to be performed solely by Buyer and its Subsidiaries) prior to the Closing in the manner and sequence set forth in Schedule B. The Sellers shall keep Buyer regularly informed of the progress of the Pre-Closing Restructuring Steps and shall consider in good faith any changes with respect to the Pre-Closing Restructuring Steps that Buyer may reasonably propose from time to time.
(b)    The Sellers and ReorgCo shall consummate, or cause to be consummated, the Post-Closing Restructuring Steps (other than any Post-Closing Restructuring Steps that are to be performed solely by Buyer and its Subsidiaries) immediately following the Closing in the manner, at the times and in the sequence set forth in Schedule B. The Sellers shall keep Buyer regularly informed of the progress of the Post-Closing Restructuring Steps and shall consider in good faith any changes with respect to the Post-Closing Restructuring Steps that Buyer may reasonably propose from time to time.
(c)    Notwithstanding anything herein to the contrary, the Parties agree that, subject to Applicable Law, from the time of the Subsidiary Transfers through the Closing, the applicable ANR Subsidiaries shall hold (and retain legal title to or, in the case of a Specified Asset that is a contract or agreement, continue to be party to) and comply with applicable law and perform all legal obligations with respect to the Specified Assets for the account of Alpha Natural Resources and Alpha Natural Resources shall have the benefits (including fees, proceeds and any claims and rights), Liabilities, and bear the economic burdens, associated with the Specified Assets. In furtherance of the foregoing, from the time of the Subsidiary Transfers through the Closing, the applicable ANR Subsidiaries agree to enforce against any third-party (including any Governmental Authority) for the benefit (and at the expense) of Alpha Natural Resources any and all of the ANR Subsidiaries’ rights associated with the Specified Assets and, to the extent monies are received by the ANR Subsidiaries with respect to any of the Specified Assets, the ANR Subsidiaries shall receive such monies for the sole benefit of Alpha Natural Resources and the ANR Subsidiaries shall promptly transmit to Alpha Natural Resources when received all monies received by them with respect to the Specified Assets (net of the ANR Subsidiaries’ expenses incurred in connection with the foregoing). Alpha Natural Resources and its representatives are hereby appointed as proxy and attorney-in-fact to take or direct any actions to be taken by the holder of the Specified Assets, including, if necessary, exercising rights (including voting) with respect to the Specified Assets, and the ANR Subsidiaries shall, and shall cause their representatives to, follow the directions of Alpha Natural Resources and its representatives. Without limitation of the foregoing, from the time of the Subsidiary Transfers through the Closing, the ANR Subsidiaries agree (i) to take no action with respect to the Specified Assets other than as necessary to comply with applicable law or perform legal obligations with respect to the Specified Assets (in each case, subject to Section 5.01 and Section 5.02) or at the direction of Alpha Natural Resources or any of its representatives, and (ii) to provide Alpha Natural Resources with such information and assistance as Alpha Natural Resources may reasonably request to exercise its rights and perform its obligations with respect to the Specified Assets. “Specified Assets” means the Permits and Licenses.
ARTICLE 6
COVENANTS OF BUYER AND CORECO
Section 6.01.    Access. After the Closing Date, to the extent permitted by Applicable Law, Buyer will, and will cause each Designated Buyer to, (i) not dispose of or destroy any files, books, records and other materials related to the Purchased Business received by Buyer or the Designated Buyers pursuant to this Agreement for a period of six years after the Closing Date and (i) afford to the Sellers and their agents reasonable access to its properties, books, records, employees and auditors to the extent necessary to permit the Sellers to determine any matter relating to its rights and obligations hereunder or to any period ending on or before the Closing Date or for purposes relating to the Bankruptcy Case, the wind-down of the operations of the Sellers, or other reasonable business purposes, and the Sellers and any of their Representatives, accountants and auditors shall have the right to make copies of any such files, books, records and other materials; provided that any such access by the Sellers shall not unreasonably interfere with the conduct of the business of Buyer or the Designated Buyers; provided further that the scope of any such access shall be limited to the Purchased Assets. Notwithstanding the foregoing, nothing herein will obligate Buyer or its Affiliates to take or permit any actions that would result in any waiver of attorney-client privilege or violate any Law or the terms of any Contract to which Buyer or any of its Affiliates is a party or to which any assets of Buyer or any of its Affiliates are subject or subject Buyer or any of its Affiliates to risk of liability; provided, that the Parties will use their respective commercially reasonable efforts to obtain the necessary consents or develop an alternative solution so as to not result in the waiver of such privilege or violation of such Law or Contract.
Section 6.02.    Bankruptcy Actions. Buyer acknowledges that it or the relevant Designated Buyers, as applicable, must provide adequate assurance of future performance under the Assumed Contracts and the Assumed Leases and agrees that it shall, and shall cause its Affiliates to, cooperate with the Sellers in connection with furnishing information or documents to the Sellers to satisfy the requirements of section 365(f)(2)(B) of the Bankruptcy Code.
Section 6.03.    Avoidance Actions. Within 120 days after the Closing Date, Buyer shall exclude any Person from Schedule 2.01(n) with whom it is not necessary, as determined by Buyer in its reasonable discretion, for Buyer to conduct business in order to operate the Purchased Business. Buyer may also add any Person to such revised Schedule 2.01(n) that was not included on such schedule at Closing; provided, that no Person shall be added to such schedule without the prior written (electronic or otherwise) consent (not to be unreasonably withheld) of the Sellers’ Representative (in consultation with the unsecured creditors’ committee). If there are any changes to Schedule 2.01(n) pursuant to the preceding two sentences, Buyer shall deliver a revised version of Schedule 2.01(n) to the Sellers.
Section 6.04.    Buyer Common Stock Redemption. Buyer will cause all issued and outstanding Buyer Common Stock, other than the Buyer Purchase Price Common Stock, to be cancelled or redeemed concurrently with the Closing (the “Buyer Common Stock Redemption”).
Section 6.05.    Participation Rights. Buyer will honor the participation rights contemplated to be granted to creditors of Sellers pursuant to the Plan, as reflected in the (a) Notice of Filing of Newco ABL Facility Syndication Procedures (Docket No. 2755), filed with the Bankruptcy Court on June 22, 2016 and (b) the Notice and Instruction Form and Subscription Form distributed to Second Lien Noteholders on June 30, 2016.

ARTICLE 7
COVENANTS OF BUYER, THE SELLERS, CORECO AND NONCORECO
Section 7.01.    Further Assurance. (a) Except as otherwise provided herein and subject to the terms and conditions of this Agreement (including Section 7.03), the Bankruptcy Code and any orders of the Bankruptcy Court, the Sellers and Buyer shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Applicable Law to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (i) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement, in each case, after giving effect to the Confirmation Order. The Sellers and Buyer agree to execute and deliver such other documents, certificates, agreements and other writings and to use commercially reasonably efforts to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement, to vest in Buyer and/or the relevant Designated Buyers good title to the Purchased Assets and to assure and evidence the assumption by Buyer and/or the relevant Designated Buyers of the Assumed Liabilities.
(b)    In furtherance and not in limitation of the foregoing, but subject to Section 7.01(c), to the extent applicable, each of Buyer and the Sellers shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement as promptly as practicable and in any event within 10 Business Days of the date hereof. Each of Buyer and the Sellers shall supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and shall use commercially reasonable efforts to take all other actions necessary or desirable to cause the expiration or termination of the applicable waiting period under the HSR Act as soon as practicable, if applicable.
(c)    Notwithstanding anything in this Agreement to the contrary, “commercially reasonable efforts” for purposes of this Agreement shall in no event or circumstance require Buyer or any of its Affiliates, or permit any Seller or any of its Affiliates without Buyer’s consent, to (i) execute any settlements, undertakings, consent decrees, stipulations or other agreements, (i) sell, divest, hold separate or otherwise convey any particular assets or categories of assets or businesses of Buyer and its Affiliates or any Seller and its Affiliates, as applicable, (i) agree to sell, divest, hold separate or otherwise convey any particular assets or categories of assets or businesses contemporaneously with or subsequent to the Closing, (i) otherwise take or commit to take actions that after the Closing Date would limit the freedom of action of Buyer or its Affiliates with respect to, or its or their ability to retain, one or more of its or their businesses or assets, (i) defend through litigation on the merits any claim asserted in court by any Person, (i) accept any amendment to the terms of any Transferred Permit/License or any additional conditions with respect to any Transferred Permit/License or (i) subject to Section 7.01(e), make to any Person any material payment with respect to obtaining any approvals, consents, registrations, permits, authorizations and other confirmations.
(d)    No Party shall agree (or permit any of their respective Affiliates to agree) to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry relating to the consummation of the transactions contemplated by this Agreement unless it consults with the other Parties in advance (to the extent reasonably practicable to do so) and, to the extent permitted by such Governmental Authority and any Applicable Law, gives the other Parties and their outside counsel the opportunity to attend and participate at such meeting
(e)    The fees and expenses for all filings under the HSR Act and any other necessary filings or submissions to any Governmental Authority pursuant to this Section 7.01 shall be borne in full by Buyer.
Section 7.02.    Certain Filings. The Sellers and Buyer shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with or notice to, any Governmental Authority is required (including in connection with the transfer of any Consent Decree), or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (i) in taking such actions or making any such filings or notices, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.
Section 7.03.    Transferred Permit/License and Surety Bond Matters. (a) (i) to the extent permitted by Applicable Law, Sellers shall prepare, at their sole cost and expense, all applications required to transfer the Transferred Permits/Licenses (which applications shall include the necessary applications, notices, forms and other documents to appoint Buyer and/or the relevant Designated Buyers, as applicable, as the designated operator on the Transferred Permits/Licenses with the appropriate Governmental Authority), (i) Buyer shall cooperate with and provide reasonable assistance to Sellers in connection with such preparation and such applications shall be reasonably satisfactory to Buyer, (i) all such applications shall be executed no later than the Closing, (i) no later than 30 days after the Closing, Buyer and/or the relevant Designated Buyers, as applicable, shall properly file all applications required to transfer the Transferred Permits/Licenses from the Sellers and their Affiliates to Buyer and/or the relevant Designated Buyers, as applicable, and (i) Buyer and/or the relevant Designated Buyers, as applicable, shall use commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary or desirable under Applicable Law to put in place with the appropriate Governmental Authority as promptly as commercially reasonably possible after the Closing (but no earlier than such time as the applicable Governmental Authorities have provided notice of intent to approve the transfer of the Transferred Permits/Licenses) financial assurances necessary to transfer the Transferred Permits/Licenses from the Sellers and their Affiliates to Buyer and/or the relevant Designated Buyers, as applicable; provided that neither the Buyer nor the Designated Buyers, nor their respective Affiliates, shall be obligated to take or consummate a transfer of any of the permits or licenses listed on Schedule 3.07(a) if (x) such permits or licenses are not primarily related to any of the Mining Complexes and Buyer so elects, in which case such permits or licenses will not be considered Transferred Permits/Licenses notwithstanding anything in this Agreement to the contrary (including the fact that such licenses or permits were listed on Schedule 3.07(a)), (y) any Governmental Authority (I) seeks to impose new or additional conditions to any Transferred Permits/License that would materially increase the cost of compliance or operating a covered operation or (II) demands a material increase in the amount of any bond or other security for any such Transferred Permits/License and, in either case, Buyer so elects, or (z) any surety providing financial assurance with respect to such Transferred Permit/License seeks to materially increase the amount of any collateral requirement or seeks to impose other material obligations thereunder and Buyer so elects. The Sellers agree to diligently provide any cooperation reasonably requested by Buyer to bring about the transfer of the Transferred Permits/Licenses (including the appointment of Buyer and/or the relevant Designated Buyers, as applicable, as approved operator). From and after the Closing, Buyer and/or the relevant Designated Buyers, as applicable, shall diligently pursue the transfer of the Transferred Permits/Licenses to Buyer and/or the relevant Designated Buyers, and Buyer and/or the relevant Designated Buyers, as applicable, shall operate under the Transferred Permits/Licenses as the designated operator in accordance with the terms and conditions contained in the Permit Transfer Agreements; provided that in no event shall Buyer or any Designated Buyer be obligated to accept any material amendment to the terms of any Transferred Permit/License or any additional conditions with respect to any Transferred Permit/License. To the extent allowed by and in accordance with Applicable Laws and the terms and conditions of the Permit Transfer Agreements, the Sellers grant Buyer and/or the relevant Designated Buyers the right to conduct at the sole cost and expense of Buyer and/or the relevant Designated Buyers mining operations following the Closing on the Purchased Real Property under the Transferred Permits/Licenses as the designated operator until such time as the applicable Transferred Permits/Licenses are transferred to Buyer and/or the relevant Designated Buyers (the

“Interim Period”). Buyer and Sellers will make such filings, applications, notices or deliver any other documents as necessary to give effect to the foregoing arrangement during the Interim Period.
(b)    Subject to Sellers’ compliance with Section 7.03(c), Buyer and/or the relevant Designated Buyers, as applicable, during the Interim Period, shall: (i) maintain such Transferred Permit/License and comply with all Applicable Laws governing, and all conditions and requirements of, or pertaining to, any such Transferred Permits/Licenses (which shall include the performance of all actions required by Applicable Laws and all conditions and requirements of the Transferred Permit/License); and (i) be solely responsible (including all required remedial measures or abatement actions) for all incidents of violation, non-compliance, and similar occurrences related to the Transferred Permits/Licenses that arise from the actions of Buyer or any Designated Buyer while operating under such Transferred Permits/Licenses during the Interim Period. Buyer shall promptly deliver to the Sellers written notice of any such incidents or occurrences, which the Sellers shall have the right, but not the obligation, to cure in the event Buyer or any Designated Buyer, as applicable, fails to cure (including right of entry onto the applicable Purchased Real Property), and Buyer shall promptly reimburse the Sellers for the reasonable costs of any such cure. The Sellers shall have (and Buyer and the Designated Buyers grant) all rights of entry onto the Purchased Real Property necessary for the Sellers to maintain the Transferred Permits/Licenses prior to transfer in the event Buyer or any Designated Buyer, as applicable, fails to maintain the Transferred Permits/Licenses during the Interim Period. The above notwithstanding, Buyer or the Designated Buyer, as applicable, shall remain liable for the Assumed Liabilities related to the Transferred Permits/Licenses even if any applicable Governmental Authority fails to approve the transfers of any of the Transferred Permits/Licenses to Buyer or any Designated Buyer.
(c)    Subject to Buyer’s compliance with Section 7.03(b), Sellers, at all times prior to the transfer of the Transferred Permits/Licenses to Buyer and/or the relevant Designated Buyers, as applicable shall (i) comply with the administrative requirements of all Applicable Laws governing, and the administrative requirements of all conditions and requirements of, or pertaining to, any such Transferred Permits/Licenses that are necessary to maintain such Transferred Permits/Licenses in good standing and in full force and effect so that they may be transferred upon approval of the appropriate Governmental Authority and (i) be solely responsible for all incidents of violation, non-compliance, and similar occurrences related to Permits and/or Licenses other than any incidents in connection with the Transferred Permits/Licenses that arise from the actions of Buyer or any Designated Buyer while operating under such other Permits and/or Licenses following the Closing. Sellers shall promptly deliver to Buyer written notice of any such incidences or occurrences that relate to the Transferred Permits/Licenses, which Buyer shall have the right, but not the obligation, to cure (including right of entry onto the Sellers’ property), and Sellers shall promptly reimburse the Buyer for the reasonable costs of any such cure.
(d)    Sellers shall pay all Excluded Pre-Closing Fines and shall have all rights to negotiate and settle the resolution of the Excluded Pre-Closing Fines, and will coordinate with Buyer in, and keep Buyer reasonably informed of, such negotiations and settlements; provided that, Sellers shall not resolve any Excluded Pre-Closing Fines without Buyer’s consent if such settlement or resolution would materially modify or affect the Transferred Permits/Licenses or the ongoing operation of such Purchased Assets that are subject of the Transferred Permits/Licenses.
(e)    Notwithstanding anything in this Agreement to the contrary, (i) during the Interim Period, absent the occurrence of an incident of violation, noncompliance or similar occurrence for which Buyer is responsible pursuant to Section 7.03(b), the Sellers shall remain responsible, at their sole cost and expense for up to 120 days after the Effective Date, for maintaining any surety bonds or other financial assurances required in connection with the Transferred Permits/Licenses (with any such cost and expenses after such period to be reimbursed by Buyer) and (i) Buyer shall indemnify and hold harmless all Sellers for any Liabilities incurred with respect to such bonds or other financial assurances to the extent resulting from the actions of Buyer or any Designated Buyer while operating under the Transferred Permits/Licenses during the Interim Period.
(f)    Notwithstanding anything to the contrary in this Agreement (including Section 2.03(b)(i) or this Section 7.03), if any of the Transferred Permits/Licenses encompasses or pertains to or would impose liability on Buyer or any Designated Buyer for any Excluded Asset or Excluded Liability or any acreage or operations other than the Purchased Assets (collectively, “Overlapping Permit Property” and such Transferred Permits/Licenses, “Overlapping Transferred Permits/License), the Sellers and Buyer or Designated Buyers (as the case may be), as their interests appear, shall diligently cooperate in the filing of all applications with the appropriate Governmental Authority required to divide Overlapping Transferred Permits/Licenses between the Purchased Assets, on the one hand, and the Overlapping Permit Property, on the other hand, so that all Overlapping Permit Property is excluded from the Transferred Permits/Licenses.
(g)    Any permits or licenses of Sellers or their Affiliates that are related to the Purchased Business and are reasonably determined by Buyer or any Designated Buyer to be necessary for the operation of the Purchased Business or the Purchased Assets shall, at the election of Buyer, constitute Transferred

Permits/Licenses under this Agreement and be subject to this Section 7.03 to the extent such permits and licenses are transferable.
Section 7.04.    Public Announcements. Except as may be necessary in connection with the Bankruptcy Case, the Parties agree to consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except for any press releases and public statements the making of which may be required by Applicable Law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.
Section 7.05.    WARN Act. The Sellers shall be responsible for any notices required to be given under and shall otherwise comply with all Liabilities arising under the Worker Adjustment and Retraining Notification Act (or any similar state or local law, the “WARN Act”) relating to any acts or omissions on or prior to the Closing, including as a result of the transactions contemplated by this Agreement; provided, however, that in the event that Buyer or a Designated Buyer decides not to hire a sufficient number of Business Employees such that it would trigger a “plant closing” or “mass layoff” within the meaning of the WARN Act, Buyer shall provide notice of its decision to the Sellers in sufficient time for the Sellers to comply with the WARN Act’s notice requirements prior to the Closing Date. If Buyer does not provide sufficient time for the Sellers to so comply, Buyer agrees to indemnify the Sellers against and agrees to hold each of them harmless from any and all Losses incurred or suffered by the Sellers with respect to WARN Act Liabilities arising solely as a result thereof. Subject to the foregoing and Section 9.01(d), Buyer shall be responsible for any notices required to be given under and shall otherwise comply with all Liabilities arising under the WARN Act relating to any acts or omissions after the Closing.
Section 7.06.    Notification of Certain Events. Each Party shall promptly notify the other Parties of any event, condition or circumstance of which such Party becomes aware prior to the Closing Date that would cause, or would reasonably be expected to cause, a material violation or breach of this Agreement by such Party (or a breach of any representation or warranty of such Party contained in this Agreement) or prevent any condition in Article 10 from being satisfied by the End Date. During the period prior to the Closing Date, each Party will promptly advise the other Parties in writing of any written notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement and the Transaction Documents. A Party’s receipt of information pursuant to this Section 7.06 shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the other Parties in this Agreement and shall not be deemed to amend or supplement the Disclosure Schedules.

Section 7.07.    Bankruptcy Court Approval. Each of the Sellers and Buyer acknowledge that this Agreement and the sale of the Purchased Assets are subject to Bankruptcy Court approval. The Sellers and Buyer shall cooperate with each other in seeking approval of the transactions contemplated by this Agreement through the entry of the Confirmation Order. Buyer agrees that it will, at Buyer’s own cost, promptly take all actions that are reasonably requested by the Sellers to assist in obtaining the Bankruptcy Court’s entry of the Confirmation Order with respect to the transactions contemplated by this Agreement, including furnishing affidavits, financial information or other documents or information for filing with the Bankruptcy Court and making Buyer’s employees and representatives available to testify before the Bankruptcy Court.
Section 7.08.    Confidentiality. From and after the Closing, Buyer and the Designated Buyers, on the one hand, and the Sellers, on the other hand, shall, and shall cause their respective Affiliates and its and their respective Representatives to, maintain in confidence any written, oral or other information relating to the other Party’s businesses following the Closing (including, with respect to the Sellers’ confidentiality obligations hereunder following the Closing, information relating to the Purchased Business and/or the Purchased Assets and/or Assumed Liabilities, and with respect to the Buyer’s confidentiality obligations hereunder following the Closing, the Excluded Assets and Excluded Liabilities) or obtained from another Party or its Affiliates or its or their respective Representatives, except that the foregoing requirements of this Section 7.08 shall not apply to the extent that (i) any such information is or becomes generally available to the public other than (A) in the case of Buyer, as a result of disclosure by the Sellers or any of their Affiliates or any of its or their respective Representatives in violation of this Agreement and (A) in the case of the Sellers, as a result of disclosure by Buyer, Designated Buyers, or its or their Affiliates or any of its or their respective Representatives in violation of this Agreement, (i) any such information is required by Applicable Law or a Governmental Authority to be disclosed (including in connection with the Bankruptcy Case or any report, statement, testimony or other submission to such Governmental Authority), (i) any such information is reasonably necessary to be disclosed in connection with any Action or in any dispute with respect to this Agreement (including in response to any summons, subpoena or other legal process or formal or informal investigative demand issued to the disclosing Party in the course of any litigation, investigation or administrative proceeding) or (i) any such information was or becomes available to such Party on a non-confidential basis and from a source (other than a Party to this Agreement or any Affiliate of such Party or any of its or their respective Representatives) that is not bound by a confidentiality obligation with respect to such information; provided that, the fact that any information relating to the Purchased Business was in the possession of Sellers or relating to the Excluded Assets or Excluded Liabilities was in the possession of Buyers or their respective Affiliates or Representatives, prior to Closing shall not be a basis for any of them to rely on this clause (iv). If a Party or any of its Affiliates or its or their respective Representatives becomes legally compelled by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar judicial or administrative process to disclose any such information, such Party shall, or shall cause such Affiliate or Representative to, provide the other Parties with prompt prior written notice of such requirement (including any report, statement, testimony or other submission to such Governmental Authority) to the extent legally permissible and, to the extent reasonably practicable cooperate with such other Parties, at the requesting Party’s sole expense, to obtain a protective order or similar remedy to cause such information not to be disclosed, including interposing all available objections thereto, such as objections based on settlement privilege; provided, that, in the event that such protective order or other similar remedy is not obtained, such Party shall, or shall cause such Affiliate or Representative to, furnish only that portion of such information that has been legally compelled, and shall, or shall cause its Affiliate or Representative (as applicable) to, exercise its commercially reasonable efforts, at the requesting Party’s sole expense, to obtain assurance that confidential treatment will be accorded such disclosed information. Each of the Parties shall instruct its Affiliates and its or their respective Representatives having access to such information of such obligation of confidentiality and shall be responsible for any breach of the terms of this Section 7.08 by any of its Affiliates or its or their respective Representatives.
Section 7.09.    Certain Payments or Instruments Received from Third Parties. To the extent that, after the Closing Date, (a) CoreCo or any of its Affiliates receives any payment or instrument that is for the account of NonCoreCo or any of its Affiliates according to the terms of any Transaction Document or relates primarily to any business or business segment of NonCoreCo other than the Purchased Business, CoreCo shall promptly deliver such amount or instrument to NonCoreCo, or (a) NonCoreCo or any of its Affiliates receives any payment or instrument that is for the account of CoreCo according to the terms of any Transaction Document or relates primarily to the Purchased Business, NonCoreCo shall, and shall cause its Affiliates to, promptly deliver such amount or instrument to CoreCo; provided that if this Agreement does not provide for whose account a payment or instrument referenced in this sentence is to be and such item relates to both the Purchased Business and a business or business segment of NonCoreCo or its Affiliates other than the Purchase Business, such item shall be apportioned between the two on the basis of the extent to which it relates to each. All amounts due and payable under this Section 7.09 shall be due and payable by the applicable Party in immediately available funds, by wire transfer to the account designated in writing by the relevant Party. Notwithstanding the foregoing, each Party hereby undertakes to use its commercially reasonable efforts to direct or forward all bills, invoices or like instruments to the appropriate Party. Any payments received under this Section 7.09 by the applicable Party will be treated by the other Party as being received by the applicable Party in its capacity as an agent for the other Party solely for U.S. federal income tax purposes.
Section 7.10.    Consents and Approvals. Subject to Section 7.01, the Parties shall use commercially reasonable efforts, as set forth in this Agreement, to secure all approvals, authorizations, consents, Transferred Permits/Licenses, orders, Licenses, assignments, releases, and/or waivers, if any, that are necessary to effect the transactions contemplated by this Agreement and the Transaction Documents. Without limiting Section 7.01(c), such commercially reasonable efforts shall not require any material payment or other consideration from the Parties (other than (i) as contemplated by Section 7.03, (i) the Cure Costs and (i) the Transfer Taxes, which shall be the responsibility of Sellers).
Section 7.11.    Transaction Documents. The Parties shall negotiate in good faith, prior to Closing, the terms of the Transaction Documents, and in each case such terms shall be in a form (i) customary for transactions of the type contemplated by this Agreement, (i) consistent with the terms attached as an exhibit to this Agreement (with respect to those Transaction Documents for which an exhibit has been attached hereto), and (i) reasonably satisfactory to Buyer and Sellers in their respective discretion. For the avoidance of doubt, the Running Right Trademark License shall include, among other terms and conditions, customary trademark licensing provisions protective of the licensor and the licensor’s interest in the licensed trademark(s).
Section 7.12.    Nicholas Complex. (a) With respect to the Nicholas Complex, notwithstanding anything in this Agreement or any Schedule to the contrary, the Parties agree that Owned Real Property shall not include any surface or subsurface lands on or in which any surface coal mines or related mine drainage collection and treatment or erosion and sedimentation control facilities are located (“Excluded Nicholas Complex Owned Property”) and Assumed Leases shall not include any surface or subsurface lands on or in which any surface coal mines or related mine drainage collection and treatment or erosion and sedimentation control facilities are located (“Excluded Nicholas Complex Assumed Lease Property”), (it being agreed that all such Excluded Nicholas Complex Owned Property and Excluded Nicholas Complex Assumed Lease Property shall be an Excluded Asset); provided, that Owned Real Property and Assumed Leases shall include any surface mine that was operated to construct or is operated for the portals or face areas for the Jerry Fork underground mine. Also with respect to the Nicholas Complex, for avoidance of doubt:
(i)    as part of Owned Real Property and Assumed Leases, the Parties intend for Alpha Natural Resources (with it being understood that, as part of the Subsidiary Transfers, the other Sellers will transfer to Alpha Natural Resources any rights and assets they hold that are necessary for Alpha Natural Resources to comply with its obligations hereunder, except for any Specified Assets to be held by the ANR Subsidiaries consistent with Section 5.13(c)) to (and Alpha Natural Resources will) grant and convey to the Buyer or the relevant Designated Buyers all property on which the Power Mountain coal cleaning and processing plant, and the related load out and coal refuse disposal area, are operated;
(ii)    with respect to the Excluded Nicholas Complex Owned Property and Excluded Nicholas Complex Assumed Lease Property, the Parties intend for Alpha Natural Resources (with it being understood that, as part of the Subsidiary Transfers, the other Sellers will transfer to Alpha Natural Resources any rights and assets they hold that are necessary for Alpha Natural Resources to comply with its obligations hereunder, except for any Specified Assets to be held by the ANR Subsidiaries consistent with Section 5.13(c)) to (and Alpha Natural Resources will) grant and convey to the Buyer or the relevant Designated Buyers, all of the Sellers’ and their Affiliates’ right, title and interest in and to (A) the Eagle, Little Eagle and Peerless seams of coal in Nicholas county and Clay county, West Virginia that can be mined and operated by the underground mining method and which underlie the Excluded Nicholas Complex Owned Property and Excluded Nicholas Complex Assumed Lease Property (“Included Coal”) and (A) broad form, express underground coal mining rights, including: an unconditional waiver of the right to surface, subjacent and sublateral support, including an unconditional waiver of the right to support of any superincumbent coal seam or other strata; the right to recover and sell and/or vent all coalbed methane, coal mine or coal gob methane (collectively, “CM”); the rights to any and all emissions credits or similar credits of or related to capturing or avoiding the venting to the atmosphere of CM; the Sellers’ and their Affiliates’’ right of ingress, egress and regress in, to, over and upon the Excluded Nicholas Complex Owned Property and/or Excluded Nicholas Complex Assumed Lease Property for the purpose of mining Included Coal by the underground mining method, or mining coal or hauling any coal from other lands, together with the right to use the same for ventilation holes or shafts, drainage of mine water and/or disposal of refuse and other mine waste; without limiting the generality of the foregoing broad form rights, the right to enter upon and use the Excluded Nicholas Complex Owned Property and/or Excluded Nicholas Complex Assumed Lease Property to construct and operate portals, face areas and related surface facilities for any new or expanded mines with respect to the Owned Real Property, Assumed Lease Property, Included Coal and coal from other lands hauled through such portals, face areas and related surface facilities; the right to temporarily or permanently place or store coal refuse, coal combustion by-products, water and mine drainage, together with the right to temporarily or permanently place or store such materials from other properties, and to transport such materials through the mine voids to other mine voids owned or operated by the Buyer or the relevant Designated Buyers; all underground coal mining rights implied by West Virginia law; and all other rights reasonably related to any of the foregoing (collectively, “Mining Rights”) which said Mining Rights shall be exercised in accordance with all Applicable Laws, the terms and conditions of any Mining Permit or and West Virginia Office of Miners’ Health Safety and Training and/or US Mine Health and Safety Administration (MSHA) license or plan and shall be exercised in such a way not to unreasonably interfere with the operations of Sellers, or their respective successors and assigns, that will be conducted on the Excluded Nicholas Complex Owned Property, the Excluded Nicholas Complex Assumed Lease Property or any other property owned or controlled after the Closing;
(iii)    as part of Owned Real Property and Assumed Leases, the Parties intend for Alpha Natural Resources (with it being understood that, as part of the Subsidiary Transfers, the other Sellers will transfer to Alpha Natural Resources any rights and assets they hold that are necessary for Alpha Natural Resources to comply with its obligations hereunder, except for any Specified Assets to be held by the ANR Subsidiaries consistent with Section 5.13(c)) to (and Alpha Natural Resources will) grant and convey to the Buyer or the relevant Designated Buyers, by way of sublease, easement or right of way, as the case may be and at the discretion of the Buyer or the relevant Designated Buyers, the leasehold or subleasehold estate of the Sellers and their Affiliates of all the Eagle, Little Eagle and the Peerless seams of coal in Nicholas county and Clay county, West Virginia that can be mined and operated by the underground mining method, and such surface rights that are necessary or convenient to operate the Owned Real Property, the Assumed Leases and the Included Coal, in each case together with Mining Rights (“Nicholas Complex Coal Sublease”), provided, that the Nicholas Complex Coal Sublease shall not include any interest in surface or subsurface lands on or in which any surface coal mines or related mine drainage collection and treatment or erosion and sedimentation control facilities are located (“Excluded Nicholas Complex Coal Sublease Interests”) (it being agreed that all Excluded Nicholas Complex Coal Sublease Interests shall be Excluded Assets); and
(iv)    with respect to the Excluded Nicholas Complex Owned Property and Excluded Nicholas Complex Assumed Lease Property, the Parties intend for Alpha Natural Resources (with it being understood that, as part of the Subsidiary Transfers, the other Sellers will transfer to Alpha Natural Resources any rights and assets they hold that are necessary for Alpha Natural Resources to comply with its obligations hereunder, except for any Specified Assets to be held by the ANR Subsidiaries consistent with Section 5.13(c)) to (and Alpha Natural Resources will) grant and convey to the Buyer or the relevant Designated Buyers and at the discretion of the Buyer or the relevant Designated Buyers, a lease, sublease, easement, right of way or license, as the case may be, of any Excluded Nicholas Complex Owned Property, Excluded Nicholas Complex Assumed Lease Property or Excluded Nicholas Complex Coal Sublease Interests that is necessary or convenient for the Buyer or the relevant Designated Buyers for ingress, egress and regress relating to the ownership or operation of the Owned Property, Assumed Lease Property, Included Coal, any operations, facilities or improvements thereon or with respect thereto, or any other rights contemplated to be granted and conveyed pursuant to this Section 7.12, including the right to maintain, operate and reclaim a belt line and structure from either the Jerry Fork mine or any future mine in such Eagle, Little Eagle and Peerless seams of coal to either the existing Power Mountain coal cleaning and processing plant and related load out and refuse disposal area, or any other coal cleaning and processing plant and related load out and refuse disposal area necessary or convenient for the operation of the coal and mining rights contemplated to be granted and conveyed or subleased pursuant to this Section 7.12.
(b)    Nothing in this Section 7.12 shall be construed to obligate Alpha Natural Resources or the other Sellers or its or their Affiliates to grant, convey, sublease or transfer coal, mining or other property rights that it does not own or control. Each deed, sublease or other conveyance or transfer contemplated to be granted or conveyed pursuant to this Section 7.12 shall be in form and substance reasonably satisfactory to the Buyer or the relevant Designated Buyers, consistent with Section 7.11. With respect to any lease of property within the Nicholas Complex from a third party to Alpha Natural Resources or the other Sellers or its or their Affiliates, including the Nicholas Complex Coal Sublease, by which this Section 7.12 contemplates that the Sellers will grant a sublease, easement, right of way or license, promptly following the execution and delivery of this Agreement, each of the Sellers and the Buyer or the relevant Designated Buyers shall cooperate with and provide reasonable assistance to the other in connection with obtaining from the original lessor of such lease an equivalent lease, easement, right of way or license directly from such original lessee to the Buyer or the relevant Designated Buyers. Nothing in this Section 7.12 shall be construed to alter or amend Section 7.03(f).
(c)    As soon as reasonably practicable following the Effective Date, the Parties will negotiate in good faith an appropriate allocation among the Parties of any minimum royalty amounts, taking into account the intent to divide such leasehold or subleasehold estate of the Sellers and their Affiliates between the portion to be retained by NonCoreCo and its Affiliates after Closing and the portion to be used by CoreCo and its Affiliates after Closing. Such allocation shall be made on a lease or sublease year basis and prorated annually. In addition, CoreCo shall be responsible for any tonnage royalties, wheelage payments, prorated taxes or any other fees that may become due and payable on account of the operations or activities of CoreCo due under the leasehold or subleasehold estate of NonCoreCo and its Affiliates until such time as the original lessor thereof grants an equivalent lease, easement, right of way or license to CoreCo.
Section 7.13.    Cooperation Regarding Licenses and Worker’s Compensation. From the Effective Date through the Closing, the Sellers and Buyer shall reasonably cooperate with one another and use commercially reasonable efforts to cause Buyer or, if applicable, the Designated Buyers, to obtain by the Closing Date (i) all material Licenses listed on Schedule 7.13 and (ii) coverage for Workers’ Compensation Liabilities.
Section 7.14.    Assumed Liabilities; Excluded Liabilities; Succession of ReorgCo. By virtue of the Confirmation Order and this Agreement, effective as of the Closing, Buyer, its Affiliates and their respective securityholders (in their capacity as such) are not assuming any Liabilities of Alpha Natural Resources other than the Assumed Liabilities. ReorgCo agrees that: (a) commencing upon the Closing, it will cause Alpha Natural Resources to perform its obligations under the Transaction Documents and (b) if Alpha Natural Resources is dissolved or liquidated after the Closing, ReorgCo will automatically thereupon succeed to the rights, and assume and perform the obligations, of Alpha Natural Resources under the Transaction Documents.
ARTICLE 8
TAX MATTERS
Section 8.01.    Tax Cooperation; Responsibility for Taxes; FIRPTA. (a) CoreCo and NonCoreCo agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Purchased Business and the Purchased Assets and Assumed Liabilities (including access to books and records) as is reasonably necessary for the filing of all Tax Returns, the making of any election relating to Taxes, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax. CoreCo shall retain all books and records with respect to Taxes pertaining to the Purchased Assets and the Assumed Liabilities for any Pre-Closing Tax Period for a period of at least six (6) years following the Closing Date. CoreCo and NonCoreCo shall cooperate with each other in the conduct of any audit or other proceeding relating to Taxes involving the Purchased Assets, the Assumed Liabilities or the Purchased Business. NonCoreCo shall use commercially reasonable efforts to provide CoreCo with such information that is in the possession of NonCoreCo and is reasonably requested by CoreCo to identify the jurisdictions in which Tax Returns are required to be filed, or Taxes are required to be paid, and the types of Tax

Returns required to be filed, in each case with respect to the Purchased Business or the Purchased Assets.
(b)    By virtue of section 1146 of the Bankruptcy Code, no excise, sales, use, value added, registration, stamp, recording, documentary, conveyancing, transfer or other similar non-income Taxes, levies, charges and fees (collectively, “Transfer Taxes”) should be payable in connection with the transactions contemplated by this Agreement and the Confirmation Order shall provide as such. If, notwithstanding the foregoing, a court of competent jurisdiction determines that a Transfer Tax is due in connection with the transactions contemplated by this Agreement, such Transfer Taxes shall be borne by NonCoreCo.  Transfer Taxes, if any after application of section 1146 of the Bankruptcy Code and the terms of the Confirmation Order, shall be timely paid, and all applicable filings, reports and returns shall be filed, as provided by Applicable Law.  CoreCo and NonCoreCo shall cooperate in reducing any such Transfer Taxes (and any other Tax cost) to the extent possible, including by providing each other with any appropriate resale exemption certifications and other similar documentation or by restructuring the form of all (or part) of the transactions contemplated by this Agreement and the Transaction Documents; provided that such restructuring is not reasonably expected to materially (i) delay, prevent or hinder the consummation of the transactions contemplated by this Agreement or (ii) increase Seller Transaction Expenses.
(c)    The Party with the primary legal obligation for the reporting and payment of any Transfer Taxes shall file any Tax Returns and other documentation that must be filed in connection with such Transfer Taxes, and shall use its reasonable best efforts to provide such Tax Returns to the other Party at least ten (10) Business Days prior to the date such Tax Returns are due to be filed. If required by Applicable Law, the Parties will, and will cause their respective Affiliates to, join in the execution of any such Tax Returns or other documentation.
(d)    For U.S. federal income tax purposes, it is intended that (i) transactions contemplated by this Agreement (including Steps 17, 18 and 19 of the Restructuring Steps) will qualify as a reorganization under IRC Section 368(a)(1) and (ii) Buyer will be treated as the parent of the U.S. consolidated group of which Alpha Natural Resources was the parent prior to the Closing. The Parties shall file all tax returns in a manner consistent with such treatment.
ARTICLE 9
EMPLOYEE MATTERS
Section 9.01.    Representations and Warranties. Except as set forth in Schedule 9.01, each Seller represents and warrants, on a joint and several basis with the other Sellers, to Buyer, as of the date of this Agreement and as of the Closing Date that:
(a)    Schedule 9.01(a) contains a complete and accurate list of those employees of any Seller providing services to the Purchased Business as of the date hereof, including employees work location and base wage rate or salary (the “Business Employees”). Except as set forth on Schedule 9.01(a), no collective bargaining agreement or other labor union contract is currently in effect with respect to any Business Employee and there is no collective bargaining agreement that could reasonably be expected to be relevant to the Purchased Business after Closing.
(b)    Except as set forth on Schedule 9.01(b), as of the date hereof, no Seller has Knowledge of any union organizing activities or proceedings involving, or any pending petitions for recognition of, a labor union or association as the exclusive bargaining agent for, or where the purpose is to organize, any group or groups of Business Employees. Except as set forth on Schedule 9.01(b), as of the date hereof, no Seller has any Knowledge of any strikes, work stoppages, work slowdowns or lockouts nor of any threats thereof, by or with respect to any of the Business Employees.
(c)    Except as set forth on Schedule 9.01(c), with respect to the Purchased Business, to the Knowledge of Sellers, there exist: (i) no charges pending before a governmental administrative agency involving alleged violations of any anti-discrimination law, wage payment law, labor relations laws or occupational safety and health law; and (i) no threatened or pending litigation arising out of employment-related federal, state or local laws, including laws regarding discrimination, wage payments, labor relations or occupational safety and health.
(d)    Except as set forth on Schedule 9.01(d), within the twelve months prior to the date hereof, no Seller or any Subsidiary of such Seller has failed to comply with the requirements of the WARN Act in connection with any plant closing or mass layoff of individuals employed at or who primarily provided service to the Purchased Business. Except as set forth on Schedule 9.01(d), no Seller or any Subsidiary of such Seller has incurred any material liability under the WARN Act that remains unsatisfied as of the Closing Date. The Sellers have heretofore made available to Buyer a true and complete list of layoffs, by location, implemented by the Sellers or any of their Subsidiaries in the 90-day period preceding the Closing Date at any location employing any individuals employed by the Purchased Business.
(e)    The Alpha Natural Resources 401(k) Plan is qualified under Section 401 of the Code and each trust established in connection with such plan is exempt from federal income taxation under Section 501(a) of the Code, and nothing has occurred that has or could reasonably be expected to adversely affect such qualification or exemption.
(f)    Alpha Natural Resources does not have any employees and does not maintain, sponsor or contribute to any employee benefit plan, policy, program, agreement or arrangement, other than the employee benefit plans set forth on Schedule 9.01(f), each of which will be transferred to ReorgCo or one its Subsidiaries prior to the Closing pursuant to the ReorgCo Transfers.
Section 9.02.    Covenants. (a) The Sellers shall provide to Buyer such information and assistance as is reasonably required or as Buyer may reasonably request to enable Buyer to identify those Business Employees that are required for the operation of the Purchased Business on and after the Closing Date in a manner consistent with past practice. Buyer, as soon as reasonably practicable after the date hereof, but no later than one Business Day prior to the Closing, shall provide the Sellers with a list of those Business Employees to whom it desires to offer employment (whether through Buyer or one of its Affiliates) effective as of the Closing (such list may be updated from time to time by Buyer in consultation with and with the approval of the Sellers, which approval shall not be unreasonably withheld, conditioned or delayed, until one Business Day prior to the Closing) (the Business Employees so listed, the “Offered Employees”). As of the Closing Date, the Sellers shall terminate the employment of each Offered Employee and shall cooperate with, and use their commercially reasonable efforts to assist, Buyer with Buyer’s hiring of such Offered Employees. Those Offered Employees who accept Buyer’s offer of employment and commence working for Buyer on the Closing Date (or upon return to work within 14 days after the Closing Date from approved vacation or within 180 days after the Closing Date from approved leave (including disability leave)) shall hereafter be referred to as “Transferred Employees”; provided, however, that any union-represented Offered Employee who accepts Buyer's offer of employment and is on a workers' compensation leave, medical leave, sick leave or disability leave (other than such leave that is based on or related to Black Lung Liabilities) as of the Closing Date will be deemed to be a Transferred Employee. For the avoidance of doubt, NonCoreCo and its Affiliates shall retain all Liabilities, including severance or other termination costs, if any, arising as a result of the transactions contemplated by this Agreement, relating to any Business Employees who do not become Transferred Employees.
(b)    Neither Buyer nor any Designated Buyer shall assume any (i) “employee benefit plan” as defined in Section 3(3) of ERISA or (i) other compensatory or health or welfare benefit plan or agreement, in each case, that is sponsored, maintained or contributed to by any Seller or any Seller Subsidiary for the benefit of any Business Employee.

(c)    (i) Sellers shall use their commercially reasonable efforts to assist Buyer in identifying and establishing, those employee benefit plans and administrative arrangements that are required or appropriate for the operation of the Purchased Business on and after the Closing Date in a manner consistent with past practice. Buyer and Sellers shall cooperate and shall take all reasonable actions as are necessary or appropriate to cause Buyer or a Designated Buyer to adopt or otherwise become the sponsor of, and to maintain, such plans (the “Buyer Plans”) and to provide that the Transferred Employees shall be entitled to participate in such plans from and after the Closing Date. Buyer, as soon as reasonably practicable after the date hereof, but no later than one Business Day prior to the Closing, shall provide Sellers with the name of the entity, such entity’s employer identification number, and any other related information requested by Buyer, that will sponsor each Buyer Plan.
(i)    Buyer will cause the Buyer Plans to take into account for purposes of eligibility and vesting thereunder, but not with respect to accrual of benefits other than in the case of severance and vacation, service by the Transferred Employees with the Sellers prior to the Closing as if such service were with Buyer to the same extent such service was credited under a comparable benefit plan of the Sellers prior to the Closing (except to the extent it would result in the duplication of benefits), in each case to the extent permitted under Applicable Law and the terms of the applicable Buyer Plan. In addition, with respect to each Buyer Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), Buyer shall, or shall cause an Affiliate of Buyer sponsoring or maintaining such Buyer Plan, to (A) cause there to be waived any pre-existing condition exclusions, actively at work requirements, insurability requirements or other eligibility limitations, and (A) give effect, in determining any deductible, co-insurance and maximum out‑of‑pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, the Transferred Employees and their dependents under an Employee Plan prior to the Closing, in each case to the extent permitted under Applicable Law and the terms of the applicable Buyer Plan.
(ii)    Following the Closing Date, to the extent permitted by applicable policies of Buyer (including any caps or limits on accrued and unused paid time off thereunder), Buyer will allow Transferred Employees to use all accrued and unused paid time off to which such Transferred Employee is entitled under the applicable policies of the Sellers immediately prior to the Closing Date to the extent reflected on the Financial Statements. The Sellers shall provide Buyer with a record of such accrued paid time off for each Transferred Employee.

(d)    With respect to Transferred Employees, Buyer and the Sellers shall use the alternative procedure set forth in Revenue Procedure 2004‑53, 2004-34 I.R.B. 320, for purposes of employment tax reporting.
(e)    The Sellers shall be solely responsible for all grievances, arbitrations, claims, demands, or charges of any nature whatsoever including, any such grievances, arbitrations, claims, demands, or charges whether now known or not yet made by any employees, bargaining agents, or governmental agencies, which result from or arise out of any event occurring prior to the Closing Date.
(f)    Except as otherwise provided in Section 2.03(d)(ii), the Sellers shall be responsible for all Workers’ Compensation Liabilities arising out of any occupational injury or injurious exposure occurring on or prior to the Closing and Buyer shall be responsible for all Workers’ Compensation Liabilities arising out of any occupational injury to, or injurious exposure of, any Transferred Employee occurring following the Closing. Buyer, the applicable Sellers and ReorgCo shall enter into the Workers Compensation and Black Lung Benefits Administration Agreement to provide for the administration of certain benefit obligations related to Workers Compensation Liabilities, including but not limited to Black Lung Liabilities, and in each case for billing and reimbursement between Sellers and Buyer and/or the relevant Designated Buyers, as the case may be. For the avoidance of doubt, nothing in this Section 9.02(f) or the Workers Compensation and Black Lung Benefits Administration Agreement shall modify, limit or otherwise alter the obligations of the parties under Section 5.12 of this Agreement.
(g)    Effective as of the Closing Date or any subsequent date reasonably requested by Buyer (but not later than sixty (60) days following the Closing Date), Transferred Employees shall be eligible to effect a “direct rollover” (as described in Section 401(a)(31) of the Code) of their account balances (including participant loans) under the Alpha Natural Resources 401(k) Plan to one or more defined contribution plans maintained by Buyer or its Affiliates (collectively, the “Buyer 401(k) Plan”) in the form of cash and participant loan notes. Sellers and Buyer shall take all actions necessary to permit such direct rollovers as soon as practicable after the Closing Date, including Buyer providing evidence to Sellers reasonably satisfactory to Sellers of the qualified status of the Buyer 401(k) Plan and of the ability of the Buyer 401(k) Plan to accept direct rollovers, and to ensure that no outstanding participant loans default prior to the 60th day following the Closing Date, including, without limitation, amending the Buyer 401(k) Plan to allow for direct rollovers and continued payment of outstanding participant loans.
(h)    Nothing in this Section 9.02 is intended to require Buyer to continue employment for any period of time or on any specific terms or conditions of any Transferred Employee after the Closing. Nothing contained in this Agreement shall be construed as an amendment or modification of any employee benefit plan of the Sellers or Buyer or any Designated Buyer or as an obligation to effect the transfers described in Section 9.02(g).
Section 9.03.    No Third Party Beneficiaries. Without limiting the generality of Section 12.09, the provisions of this Article 9 are included for the sole benefit of the Sellers and Buyer and the Designated Buyers and nothing herein, whether express or implied, shall create any third party beneficiary or other rights in any other Person, including in any current or former employee, independent contractor or other service provider (including any beneficiary or dependent thereof) of the Sellers in respect of continued employment (or resumed employment) with Buyer or any of its Affiliates or the Purchased Business and no provision of this Article 9 shall create any rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any Employee Plan, Buyer Plan or any plan or arrangement that may be established by Buyer or any of its Affiliates. No provision of this Agreement shall constitute a limitation on rights to amend, modify or terminate after the Closing Date any such plans or arrangements of the Sellers, Buyer or any of their respective Affiliates.
ARTICLE 10
CONDITIONS TO CLOSING
Section 10.01.    Conditions to Obligations of Buyer and the Sellers. The obligations of Buyer (and any Designated Buyer) and the Sellers to consummate the Closing are subject to the satisfaction of the following conditions:
(a)    Any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated.
(b)    The Confirmation Order shall have been entered by the Bankruptcy Court, shall be in full force and effect, shall not be stayed or subject to any appeal, shall not have been modified or amended without the written consent of the Parties and shall not have been reversed or vacated; provided, that the foregoing condition as it applies to the absence of any appeal may be waived by Buyer without the consent of the Sellers.
(c)    Each of the conditions to the Effective Date of the Plan of Reorganization shall have been satisfied or waived.
(d)    No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any order, writ, judgment, injunction, decree stipulation, determination or award which is in effect and has the effect of making any of the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of the transactions contemplated by this Agreement or causing any of the transactions contemplated by this Agreement to be rescinded following completion thereof or delaying the consummation of the transactions contemplated by this Agreement beyond the End Date.
Section 10.02.    Conditions to Obligation of Buyer. The obligation of Buyer (and any Designated Buyer) to consummate the Closing is subject to the satisfaction of the following further conditions:Each Seller and its Affiliates shall have performed or complied with, in each case, in all material respects, all of its obligations hereunder required to be performed by it on or prior to the Closing Date.
(b)    Representations and Warranties.Each of the Fundamental Representations of the Sellers and ReorgCo contained in this Agreement shall be true and correct in all respects on and as of the Effective Date and on and as of the Closing Date, as if made at and as of such date.
(i)    Each of the representations and warranties of the Sellers and ReorgCo contained in this Agreement (without giving effect to any qualification as to materiality, Material Adverse Effect or words of similar import included therein), other than Fundamental Representations of the Sellers and ReorgCo, shall be true and correct in all respects on and as of the Effective Date and on and as of the Closing Date, as if made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects), except where the failure to be so true and correct (without giving effect to any qualifications as to materiality, Material Adverse Effect or words of similar import included therein) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(c)    Buyer shall have received a certificate signed by an authorized officer of Alpha Natural Resources certifying the satisfaction of the conditions set forth in the foregoing clauses (a) and (b).
(d)    Since the Effective Date, there shall not have occurred any Material Adverse Effect (or any development that, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect).
(e)    Each of the Mining Complexes other than the Alpha Coal West Complex will be delivered with at least the Minimum Coal Inventory for such location (the “Minimum Coal Inventory Condition”); provided, that if Alpha Natural Resources reasonably anticipates that a location will fail to be delivered with such Minimum Coal Inventory, the condition in this Section 10.02(e) shall nevertheless be satisfied if (x) Alpha Natural Resources provides notice to Buyer of such failure, and (y) unless Buyer elects to waive the Minimum Coal Inventory condition with respect to such location within two Business Days after it has received such notice from Alpha Natural Resources, Sellers arrange to acquire and have delivered to such location an amount of coal inventory sufficient for such location to achieve its Minimum Coal Inventory (it being understood that the cost of acquiring such inventory and transporting it to the location shall be borne by the Sellers).
(f)    The Purchased Assets shall include at least $130,000,000 of liquidity in the aggregate consisting of unrestricted cash or cash equivalents and/or an asset-backed loan facility on terms satisfactory to Buyer, of which at least $80,000,000 shall be in unrestricted operating cash (the condition set forth in this Section 10.02(f), the “Liquidity Condition”).
(g)    All (x) Assumed Contracts that require novation will have been novated to the Buyer and (y) the Assumed Contracts set forth on Schedule 10.02(g) will have been duly assigned to Buyer at or prior to the Closing.
(h)    Sellers and Buyer shall have entered into a settlement with all applicable Federal, State and local Governmental Authorities reasonably satisfactory to Buyer with respect to permit transfers, bonding requirements and regulatory compliance.
(i)    The Bankruptcy Court determines that Buyer or the Designated Buyers can purchase the Purchased Assets free and clear of the successor clause in each of the collective bargaining agreements set forth in Schedule 9.01(a) (the “CBAs”), Sellers obtain the applicable labor union’s consent to waive/remove the successor clause in each of the CBAs, or the Bankruptcy Court grants a motion (the “Section 1113(c) Motion”) filed by the applicable Sellers pursuant to 1113(c) of the Bankruptcy Code authorizing such Sellers to reject each of the CBAs (provided that such condition may not be waived without Alpha Natural Resource’s written consent).
(j)    The Confirmation Order shall have been entered by the Bankruptcy Court (provided that such condition may not be waived without Alpha Natural Resources’ written consent).
(k)    The objection deadline shall have passed for all counterparties to Assumed Contracts and Assumed Leases to object to the Cure Costs contained in their respective Cure Notice; provided that such objection deadline shall be no less than seven days after such Cure Notice is served on each such counterparty.
(l)    At least three Business Days prior to the Closing Date, Buyer shall have received from the Sellers’ Representative a complete and unredacted schedule of Persons from Question 3b of each of the Sellers’ respective Statements of Financial Affairs filed with the Bankruptcy Court.
(m)    No Seller or any Affiliate of Seller, nor any officer or director thereof, shall be permit blocked on the AVS (or any applicable state equivalent database or system) by any Governmental Authority nor shall any other Person be listed on the AVS (or any applicable state equivalent database or system) resulting in, or that would reasonably be expected to result in, any of the Sellers, any Affiliates of any Seller or any Purchased Assets being permit blocked by any Governmental Authority.
(n)    (i) Arrangements satisfactory to Buyer shall be in place regarding the regulatory bonding and security arrangements required in connection with the transfer of Transferred Permits/Licenses as contemplated herein and (i) Buyer shall be satisfied that there have been no adverse developments or occurrences that would reasonably be expected to be material and adverse in the context of the transfer of one or more Transferred Permits/Licenses.
(o)    Except as expressly permitted by this Agreement or as consented to by Buyer in writing (which consent shall not be unreasonably withheld, conditioned or delayed) and to the extent not inconsistent with the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure, any orders entered by the Bankruptcy Court in the Bankruptcy Case (provided that the Sellers shall (x) not, without the prior written consent of Buyer, seek any order of the Bankruptcy Court requiring them to refrain from taking any action described in Section 5.01 and (y) use their commercially reasonable efforts to oppose any motion or other request seeking such an order of the Bankruptcy Court) or other Applicable Law, from the date hereof through the Closing, the Sellers and their Subsidiaries shall have conducted the Purchased Business in the ordinary course consistent with past practice in all material respects.
(p)    Buyer or the applicable Designated Buyer shall have (or concurrently upon consummation of the Closing shall acquire) all Licenses necessary to operate the Purchased Business in all material respects.
(q)    Arrangements reasonably satisfactory to Buyer shall be in place regarding Buyer’s coverage for Workers’ Compensation Liabilities on and after the Closing.
(r)    Sellers shall have consummated the Pre-Closing Restructuring Steps (other than any Pre-Closing Restructuring Steps that are to be performed solely by Buyer and its Subsidiaries) in a manner reasonably satisfactory to Buyer and Buyer shall be reasonably satisfied that the Post-Closing Restructuring Steps will be consummated in a manner reasonably satisfactory to Buyer.
(s)    Each of the Contura CBAs shall have been ratified in accordance with its terms.
The foregoing conditions of this Section 10.02 are for the sole benefit of Buyer and may be waived by Buyer (except with respect to Section 10.02(i) and Section 10.02(j)), in whole or in part, at any time and from time to time in the sole discretion of Buyer. The failure by Buyer at any time to exercise any of its rights hereunder shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.
Section 10.03.    Conditions to Obligation of the Sellers. The obligation of the Sellers to consummate the Closing is subject to the satisfaction of the following further conditions:
(a)    Buyer shall have performed or complied with, in each case, in all material respects, all of its obligations hereunder required to be performed by it on or prior to the Closing Date.
(b)    Representations and Warranties.
(i)    Each of the Fundamental Representations of Buyer contained in this Agreement shall be true and correct in all respects on and as of the Effective Date and on and as of the Closing Date, as if made at and as of such date.
(ii)    Each of the representations and warranties of Buyer contained in this Agreement (without giving effect to any qualification as to materiality, material adverse effect or words of similar import included therein), other than Fundamental Representations of Buyer, shall be true and correct in all material respects on and as of the Effective Date and on and as of the Closing Date, as if made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date).
(c)    The Sellers shall have received a certificate signed by an authorized officer of Buyer certifying the satisfaction of the conditions set forth in the foregoing clauses (a) and (b).
(d)    Sellers and Buyer shall have entered into a settlement with all applicable Federal, State and local Governmental Authorities reasonably satisfactory to Alpha Natural Resources with respect to permit transfers, bonding requirements and regulatory compliance.
(e)    (i) Arrangements satisfactory to Alpha Natural Resources shall be in place regarding the regulatory bonding and security arrangements required in connection with the transfer of Transferred Permits/Licenses as contemplated herein and (i) Alpha Natural Resources shall be satisfied that there have been no adverse developments or occurrences that would reasonably be expected to be material and adverse in the context of the transfer of one or more Transferred Permits/Licenses.

(f)    Buyer and its Subsidiaries shall have consummated the Pre-Closing Restructuring Steps that are to be performed solely by Buyer and its Subsidiaries in a manner reasonably satisfactory to Alpha Natural Resources.
The foregoing conditions of this Section 10.02 are for the sole benefit of the Sellers and may be waived by the Sellers, in whole or in part, at any time and from time to time in the sole discretion of the Sellers. The failure by the Sellers at any time to exercise any of its rights hereunder shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.
Section 10.04.    Frustration of Closing Conditions. No Party may rely on the failure of any condition set forth in this Article 10 to be satisfied to excuse such Party’s obligation to effect the Closing if such failure was caused by such Party’s breach of this Agreement.
ARTICLE 11
TERMINATION
Section 11.01.    Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:
(a)    by mutual written agreement of Alpha Natural Resources and Buyer;
(b)    by either Alpha Natural Resources or Buyer if the Closing shall not have been consummated on or before July 31, 2016 (the “End Date”); provided, however, that at the time of such termination, the Party seeking to terminate shall not be in material breach of its obligations under or any representation or warranty made in, this Agreement, such that any condition to Closing of the other Party would not be satisfied, including such first Party’s obligation to consummate the Closing on the terms and subject to the conditions set forth herein;
(c)    by either Alpha Natural Resources or Buyer if consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any Governmental Authority having competent jurisdiction;
(d)    by Alpha Natural Resources if (i) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Buyer set forth in this Agreement shall have occurred that would cause any of the conditions set forth in Section 10.01 or 10.03 not to be satisfied and (i) such condition is incapable of being cured or, if curable, is not cured by Buyer by the earlier of (A) within 10 Business Days after the giving of written notice of such breach or failure and (A) the End Date; provided, that at the time of such termination, the Sellers shall not be in material breach of its obligations under this Agreement;
(e)    by Buyer if (i) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Sellers or ReorgCo set forth in this Agreement shall have occurred that would cause any of the conditions set forth in Section 10.01 or 10.02 not to be satisfied and (i) such condition is incapable of being cured or, if curable, is not cured by the Sellers by the earlier of (A) within ten (10) Business Days after the giving of written notice of such breach or failure and (A) the End Date; provided, that at the time of such termination, Buyer shall not be in material breach of its obligations under this Agreement;
(f)    by Buyer if Seller or any of its Affiliates shall have taken any steps in furtherance of an Alternative Transaction;
(g)    by Buyer upon the appointment of a trustee or other examiner (except a fee examiner) pursuant to Section 1104 of the Bankruptcy Code;
(h)    by Buyer upon (x) the failure to obtain entry of the Confirmation Order (subject to the Bankruptcy Court’s availability) on or before July 12, 2016 or (y) any declaration of a Default under the DIP Credit Agreement that is not waived, cured or determined by the Bankruptcy Court not to be an Event of Default (as defined in the DIP Credit Agreement);
(i)    by Buyer or Alpha Natural Resources upon the dismissal of the Bankruptcy Case or the conversion of the Bankruptcy Case into a case under chapter 7 of the Bankruptcy Code;
(j)    by Buyer or Alpha Natural Resources upon the permanent denial of any approval required under Section 10.01(a);
(k)    by Buyer or Alpha Natural Resources if an order is entered by any Governmental Authority with jurisdiction over the subject matter holding that Buyer may not, pursuant to section 363(k) of the Bankruptcy Code, credit bid on account of the Diminution Claim as contemplated by the Pre-Closing Restructuring Steps or otherwise effect the Credit Release;
(l)    by Buyer or Alpha Natural Resources if a court of competent jurisdiction or other Governmental Authority has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Closing and such order or action has become final and non-appealable.
The Party desiring to terminate this Agreement pursuant to Section 11.01 shall give notice of such termination to the other Parties.

Section 11.02.    Effect of Termination. If this Agreement is terminated as permitted by Section 11.01, such termination shall be without liability of any Party or any of its Affiliates (or any stockholder, director, officer, employee, agent, consultant or representative of such Party) to the Parties to this Agreement; provided that if such termination shall result from fraud by a Party, such Party shall be fully liable for any and all Losses incurred or suffered by the other Parties as a result of such fraud. The provisions of Sections 5.07(b), 7.04, this Section 11.02 and Article 12 shall survive any termination hereof pursuant to Section 11.01.
ARTICLE 12
MISCELLANEOUS
Section 12.01.    Notices. All notices, requests and other communications to any Party shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission) and shall be given, if to Buyer, to:
Contura Energy, Inc.
P.O. Box 848
Bristol, TN 37621-0848
Attention: General Counsel
with a copy to:
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Attention: William Taylor
Damian Schaible
Lee Hochbaum
Facsimile No.: (212) 701-5800
E-mail: william.taylor@davispolk.com
damian.schaible@davispolk.com
lee.hochbaum@davispolk.com
if to the Sellers or to Sellers’ Representative, to:
Alpha Natural Resources, Inc.
One Alpha Place
P.O. Box 16429
Bristol, Virginia 24209
Attention: General Counsel
Facsimile No.: (276) 623-2955
E-mail: mmanno@alphanr.com

with a copy to:
Jones Day
1420 Peachtree Street, N.E., Suite 800
Atlanta, GA 30309-3053
Attention: Jeffrey B. Ellman
Facsimile No.: (404) 581-8330
E-mail: jbellman@jonesday.com
if to ReorgCo, to:
Alpha Natural Resources Holdings, Inc.
300 Running Right Way
P.O. Box 261
Julian, WV 25529
Attention: General Counsel
with a copy to:
Jones Day
1420 Peachtree Street, N.E., Suite 800
Atlanta, GA 30309-3053
Attention: Jeffrey B. Ellman
Facsimile No.: (404) 581-8330
E-mail: jbellman@jonesday.com
or such other address or facsimile number as such Party may hereafter specify for the purpose by notice to the other Parties. All notices and other communications given in accordance with the provisions of this Agreement shall be deemed to have been given and received when delivered by hand or transmitted by facsimile (with confirmation of transmission) or email, three Business Days after the same are sent by certified or registered mail, postage prepaid, return receipt requested or one Business Day after the same are sent by a reliable overnight courier service, with acknowledgement of receipt.
Section 12.02.    Survival. All covenants and agreements contained herein which by their terms are to be performed in whole or in part, or which prohibit actions, subsequent to the Closing shall, solely to the extent such covenants and agreements are to be performed, or prohibit actions, subsequent to the Closing, survive the Closing in accordance with their terms until fully performed or satisfied.  All other covenants and agreements contained herein, and all representations and warranties contained herein or in any certificates delivered hereunder, shall not survive the Closing, except for the Closing and pre-Closing covenants and obligations with respect to (x) the obligations of Alpha Natural Resources to transfer, or to bring about the transfer, to Buyer and/or the relevant Designated Buyers of title to, and ownership of, the Purchased Assets and the obligation of Buyer to assume the Assumed Liabilities, (y) the Excluded Liabilities and Excluded Assets and (z) the Pre-Closing Restructuring Steps. For the avoidance of doubt, in the event that any affirmative covenant or agreement contained herein (other than the covenants and agreements contained in Section 5.01) has been performed prior to the entry into this Agreement, the performance of such covenant and agreement shall, for purposes of this Agreement, be deemed to have occurred pursuant to, and after the entry into, this Agreement, and this Agreement shall in all respects be construed accordingly.
Section 12.03.    Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived (and without limiting the foregoing, Buyer may waive, in whole or in part, its right to receive a Purchase Price adjustment under Section 2.11) if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party, or in the case of a waiver, by the Party against whom the waiver is to be effective.
(b)    No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.
Section 12.04.    Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.
Section 12.05.    Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns; provided that no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other Party (except in the event of any successors of Sellers in connection with the Bankruptcy Case). Notwithstanding the foregoing sentence, Buyer shall have the right to assign to any one or more of its Affiliates any of its rights or obligations under this Agreement, the Transaction Documents or any other document or instrument entered into or delivered in connection with the transactions contemplated by this Agreement or the Transaction Documents, in whole or in part; provided that no assignment hereunder shall relieve Buyer of its obligations under this Agreement, the Transaction Documents or any other such document or instrument and Buyer shall cause such assignees to perform such obligations on behalf of Buyer in accordance with the terms of this Agreement, the Transaction Documents or such other document or instrument, as applicable.

Section 12.06.    Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by and construed in accordance with the law of the State of Delaware, without regard to the conflicts of law rules of such state to the extent such principles or rules would require or permit the application of laws of another jurisdiction.
Section 12.07.    Jurisdiction. To the fullest extent permitted by Applicable Law, the Parties (a) agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought (i) in the Bankruptcy Court, if brought prior to the entry of a final decree closing the Bankruptcy Case and (i) in the Chancery Court of the State of Delaware (or, if the Delaware Chancery Court shall be unavailable, any other court of the State of Delaware or, in the case of claims to which the federal courts have exclusive subject matter jurisdiction, any federal court of the United States sitting in the State of Delaware) (the “Delaware Courts”), if brought after entry of such final decree closing the Bankruptcy Case, and shall not be brought, in each case, in any other state or federal court in the United States, (a) agree to submit to the exclusive jurisdiction of the Bankruptcy Court or the Delaware Courts, as applicable, pursuant to the preceding clauses (a)(i) and (a)(ii), for purposes of all suits, actions or proceedings arising out of, or in connection with this Agreement or the Transaction Documents or the transactions contemplated hereby and thereby, (a) waive and agree not to assert any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 12.01 shall be deemed effective service of process on such Party.
Section 12.08.    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
Section 12.09.    Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Subject to entry of the Confirmation Order, this Agreement shall become effective when each Party shall have received a counterpart hereof signed by the other Parties. Until and unless each Party has received a counterpart hereof signed by the other Parties, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No provision of this Agreement is intended to confer any rights, benefits, remedies, or Liabilities hereunder upon any Person other than the Parties, the Designated Buyers and their respective successors and assigns; provided that the Non-Party Affiliates are express third party beneficiaries of Section 12.16.
Section 12.10.    Entire Agreement. This Agreement, the Transaction Documents, the Buyer Confidentiality Agreement and the Seller Confidentiality Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter of this Agreement.
Section 12.11.    Bulk Sales Laws. The Parties each hereby waive compliance by the Parties with the provisions of the “bulk sales,” “bulk transfer” or similar laws of any state.
Section 12.12.    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
Section 12.13.    Disclosure Schedules. The Sellers and Buyer, as applicable, have set forth information on the Disclosure Schedule in a section thereof that corresponds to the section of this Agreement to which it relates. A matter set forth in one section of a Schedule need not be set forth in any other section so long as its relevance to such other section of the Schedule or section of the Agreement would be reasonably apparent on the face of the information disclosed therein to a Person with no independent knowledge of the relevant subject matter. The Parties acknowledge and agree that (i) the Schedules to this Agreement may include certain items and information solely for informational purposes for the convenience of Buyer or the Sellers, as applicable, and (i) the disclosure by the Sellers or the Buyer, as applicable, of any matter in the Schedules shall not be deemed to constitute an acknowledgment by the Sellers or the Buyer, as applicable, that the matter is required to be disclosed by the terms of this Agreement or that the matter is material.
Section 12.14.    Specific Performance. The Parties acknowledge and agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur if the Parties do not perform any provision of this Agreement in accordance with the terms hereof, or otherwise breach any such provision, and that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that (i) there is adequate remedy at law or (i) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.
Section 12.15.    Sellers’ Representative. (a) Each Seller designates Sellers’ Representative as the representative and attorney-in-fact of such Seller with full power and authority, including power of substitution, acting in the name of and on behalf of such Seller, for all purposes under this Agreement, including receipt of disclosures, granting and/or executing consents or waivers, receiving notices, settling disputes with respect to indemnification claims and the calculation of the Purchase Price and agreeing to and executing amendments and/or modifications to this Agreement.
(b)    By executing this Agreement under the heading of “Sellers’ Representative,” Alpha Natural Resources (and, effective upon dissolution of Alpha Natural Resources, ReorgCo) hereby (i) accepts its appointment and authorization to act as Sellers’ Representative as attorney-in-fact and agent on behalf of the Sellers in accordance with the terms of this Agreement and (i) agrees to perform its obligations under, and otherwise comply with, this Section 12.15.
(c)    In the performance of its duties hereunder, Sellers’ Representative shall be entitled to rely upon any document or instrument reasonably believed by it to be genuine and accurate. Sellers’ Representative may assume that any Person purporting to give any notice in accordance with the provisions hereof has been duly authorized to do so. In the absence of proven willful misconduct, (i) Sellers’ Representative shall not be liable to the Sellers with respect to its performance of the functions specified in this Agreement, and (i) no Seller shall commence, prosecute or maintain any actions or proceedings against Sellers’ Representative with respect to its performance of the functions specified in this Agreement. In determining the occurrence of any fact, event or contingency, Sellers’ Representative may request from any of the Sellers such reasonable additional evidence as Sellers’ Representative in its sole discretion may deem necessary, and may at any time inquire of and consult with others, including any of the Sellers, and shall not be liable to any Seller for any damages resulting from any delay in acting hereunder pending receipt and examination of additional evidence requested.
(d)    Each Seller and ReorgCo agrees to cause its respective Affiliates to comply with their respective obligations under this Agreement.
(e)    ReorgCo will automatically succeed Alpha Natural Resources as Sellers’ Representative upon Alpha Natural Resources’ dissolution.
Section 12.16.    Non-Recourse. All claims or causes of action (whether in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the Persons that are expressly identified as Parties (i.e., the Sellers, Sellers’ Representative, ReorgCo, or Buyer and/or any Designated Buyers). No Person who is not a named Party to this Agreement, including any past, present or future direct or indirect director, officer, employee, incorporator, member, manager, partner, equityholder, creditor, Affiliate, agent, attorney or other representative of any named Party to this Agreement or any of their Affiliates (such Persons, collectively, “Non-Party Affiliates”), shall have any liability (whether in contract or in tort or otherwise, or based upon any theory that seeks to impose liability of an entity Party against its owners or Affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation or execution, and each Party waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates.
[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

CONTURA ENERGY, INC.
By:	/s/ John S. DeGroote
	Name:	John S. DeGroote
	Title:	President & Secretary

ALPHA NATURAL RESOURCES, INC., in its capacity as a Seller and Sellers’ Representative
By:	/s/ Andrew Eidson
	Name:	Andrew Eidson
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

ANR, INC.
By:	/s/ David J. Stetson
	Name:	David J. Stetson
	Title:	President & Chief Executive Officer

[Signature Page to Asset Purchase Agreement]